UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
OF 1934

For the month of November, 2010

Commission File Number **0-51005**

PANTHERA EXPLORATION INC.

Translation of registrant's name into English

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

                    Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*

                    Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUBMITTED HEREWITH

<u>Exhibits</u>

99.1	Audited financial statements for the fiscal years ended December 31, 2009 and 2008
99.2	Management discussion and analysis for the fiscal year ended December 2009
99.3	Amended notice of meeting and record date
99.4	Interim financial statements for the three months ended March 31, 2010
99.5	Interim management discussion and analysis for the three months ended March 31, 2010
99.6	News release – May 27, 2010
99.7	Material change report – May 27, 2010
99.8	Management information circular
99.9	Notice of meeting of shareholders
99.10	51-102 request form
99.11	News release
99.12	News release
99.13	Material change report
99.14	Interim financials for the six months ended June 30, 2010
99.15	Interim management discussion and analysis for the six months ended June 30, 2010
99.16	Interim financials for the nine months ended September 30, 2010
99.17	Interim management discussion and analysis for the nine months ended September 30, 2010

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>PANTHERA EXPLORATION INC.</u>
(Registrant)

By: <u>/s/ Gerald Carlson</u>

Gerald Carlson
Interim President and Chief Executive Officer

Date: <u>November 22, 2010</u>

EXHIBIT 99.1

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

CHARTERED ACCOUNTANTS

MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.mackay.ca

mackay.ca

Auditors' Report

To the Shareholders of
Panthera Exploration Inc.

We have audited the consolidated balance sheets of Panthera Exploration Inc. as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss, changes in shareholders' equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The comparative financial statements for the year ended December 31, 2007 were audited by another firm of Chartered Accountants which expressed an opinion without reservation on those financial statements in their report dated April 23, 2008.

Vancouver, Canada.
April 7, 2010

"MacKay LLP"
Chartered Accountants

REPORT OF PRIOR YEAR INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Panthera Exploration Inc.

We have audited the consolidated balance sheets of **Panthera Exploration Inc.** (the "Company") as at December 31, 2007 and 2006 and the consolidated statement of operations and deficit, comprehensive loss, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2007 before giving effect to the matters described in note 2 of the Company's financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (U.S. of America). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above before giving effect to the matters described in note 2 of the Company's financial statements, present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Vancouver, Canada,
April 23, 2008.   Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S.
REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 23, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Vancouver, Canada,
April 23, 2008.   Chartered Accountants

**CHARTERED
ACCOUNTANTS**

MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.mackay.ca

mackay.ca

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 7, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Vancouver, Canada.   *"MacKay LLP"*
April 7, 2010   **Chartered Accountants**

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(See Note 1 – Nature of Operations and Going Concern)
DECEMBER 31, 2009 AND 2008
(Expressed in Canadian Dollars)

	2009 $	2008 $
ASSETS		
CURRENT ASSETS		
Cash	186,280	24,502
Marketable securities (Note 3)	4,200	5,000
Other receivables and prepaids	4,003	26,516
	194,483	56,018
MINERAL PROPERTY INTERESTS (Note 4)	9,764	1,468,502
	204,247	1,524,520
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 6)	501,549	555,194
SHAREHOLDERS' EQUITY (DEFICIENCY)		
SHARE CAPITAL (Note 5)	12,500,883	12,298,254
WARRANTS (Note 5)	307,417	554,690
CONTRIBUTED SURPLUS	1,730,689	1,319,921
ACCUMULATED OTHER COMPREHENSIVE INCOME	(800)	-
DEFICIT	(14,835,491)	(13,203,539)
	(297,302)	969,326
	204,247	1,524,520

SUBSEQUENT EVENTS (Note 14)

APPROVED ON BEHALF OF THE BOARD

 "Bruce Winfield"   , Director

 "David Horton"   , Director

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Canadian Dollars)

	2009 $	2008 $	2007 $
EXPENSES			
Accounting and audit	29,325	58,900	45,448
Corporate development and investor relations	19,561	267,716	320,774
Consulting fees (Note 6)	276,540	111,500	94,167
Exploration (Note 4)	(90,815)	2,165,600	1,364,324
Interest expenses	35,555	20,021	-
Legal and professional fees	34,771	50,032	55,621
Office and sundry	5,494	97,402	198,998
Rent	-	40,709	78,122
Salaries	-	207,236	368,660
Stock-based compensation (Note 5)	-	470	296,581
Transfer agent and regulatory fees	19,869	30,497	23,020
Travel	7,149	34,601	131,145
LOSS BEFORE OTHER ITEMS	(337,449)	(3,084,684)	(2,976,860)
OTHER INCOME (EXPENSE)			
Foreign exchange gain (loss)	5,129	38,071	(21,080)
Interest income	-	14,210	80,383
Other than temporary loss on marketable securities (Note 3)	-	(28,000)	-
Write-off of mineral properties (Note 4)	(1,299,632)	(411,946)	(156,240)
	(1,294,503)	(387,665)	(96,937)
LOSS FOR THE YEAR	(1,631,952)	(3,472,349)	(3,073,797)
DEFICIT - BEGINNING OF YEAR	(13,203,539)	(9,731,190)	(6,657,393)
DEFICIT - END OF YEAR	(14,835,491)	(13,203,539)	(9,731,190)
BASIC AND DILUTED LOSS PER SHARE	$(0.26)	$(0.90)	$(1.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	6,395,393	3,852,576	3,061,599

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	2009 $	2008 $	2007 $
LOSS FOR THE YEAR	(1,631,952)	(3,472,349)	(3,073,797)
OTHER COMPREHENSIVE INCOME			
Unrealized gain (loss) on available-for-sale marketable securities	(800)	-	14,000
TOTAL COMPREHENSIVE LOSS	(1,632,752)	(3,472,349)	(3,059,797)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Canadian Dollars)

	2009 $	2008 $	2007 $
CASH PROVIDED FROM (USED FOR)			
OPERATING ACTIVITIES			
Loss for the year	(1,631,952)	(3,472,349)	(3,073,797)
Adjustment for items not affecting cash			
Write-off of mineral properties	1,299,632	411,946	156,240
Stock-based compensation	-	470	296,581
Loss on marketable securities (Note 3)	-	28,000	-
Foreign exchange (gain) loss	(5,129)	(38,071)	21,080
	(337,449)	(3,070,004)	(2,599,896)
Change in non-cash working capital balances	(26,003)	692,115	9,734
	(363,452)	(2,377,889)	(2,590,162)
FINANCING ACTIVITIES			
Issuance of common shares and warrants	380,490	1,027,600	4,095,000
Share and warrant issuance costs	(14,256)	(73,333)	(333,895)
Shares returned to treasury	(110)	-	-
	366,124	954,267	3,761,105
INVESTING ACTIVITIES			
Expenditures on mineral property interests	(9,764)	(117,894)	(236,051)
Decrease (increase) in short-term investments	-	1,400,000	(1,300,000)
Proceeds from sale of mineral property interest	168,870	-	-
	159,106	1,282,106	(1,536,051)
INCREASE (DECREASE) IN CASH DURING THE YEAR	161,778	(141,516)	(365,108)
CASH - BEGINNING OF YEAR	24,502	166,018	531,126
CASH - END OF YEAR	186,280	24,502	166,018

SUPPLEMENTARY CASH FLOW INFORMATION

Income taxes paid in cash	-	-	-
Interest paid in cash	-	-	-

ADDITIONAL SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Canadian Dollars)

	2009 $	2008 $	2007 $
SHARE CAPITAL			
Balance at beginning of year	12,298,254	11,487,909	7,804,571
Private placement	380,490	1,027,600	4,095,000
Warrant valuation	(169,859)	(141,968)	(368,550)
Shares issued for payment of agent's fees	-	-	49,141
Shares issued for mineral properties	-	-	333,000
Shares returned to treasury	(110)	-	-
Share issue costs	(7,892)	(75,287)	(425,253)
Balance at end of year	12,500,883	12,298,254	11,487,909
WARRANTS			
Balance at beginning of year	554,690	908,793	498,025
Warrant valuation from private placement warrants	169,859	141,968	368,550
Warrant valuation from agent's warrants	-	10,658	84,276
Contributed surplus reallocated on expiry of warrants	(410,768)	(498,025)	-
Warrant issue costs	(6,364)	(8,704)	(42,058)
Balance at end of year	307,417	554,690	908,793
CONTRIBUTED SURPLUS			
Balance at beginning of year	1,319,921	821,426	524,845
Contributed surplus as a result of stock options granted	-	470	296,581
Contributed surplus reallocated on expiry of warrants	410,768	498,025	-
Balance at end of year	1,730,689	1,319,921	821,426
DEFICIT			
Balance at beginning of year	(13,203,539)	(9,731,190)	(6,657,393)
Loss for the year	(1,631,952)	(3,472,349)	(3,073,797)
Balance at end of year	(14,835,491)	(13,203,539)	(9,731,190)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Balance at beginning of year	-	21,000	-
Transition adjustment – marketable securities	-	-	7,000
Net unrealized gain (loss) on available-for-sale marketable securities	(800)	(49,000)	14,000
Other than temporary loss on marketable securities	-	28,000	-
Balance at end of year	(800)	-	21,000
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)	(297,302)	969,326	3,507,938

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Expressed in Canadian Dollars)

ACQUISITION COSTS

| | Argentina | Peru | | | | USA | |
| | Mogote | Cocha | Mitu | Acero | Fuyani | Roy & Hills | Total |
	$	$	$	$	$	$	$
Balance - beginning of year	1,389,309	54,711	14,616	6,212	3,654	-	1,468,502
Acquisition costs – cash	-	-	-	-	-	9,764	9,764
	1,389,309	54,711	14,616	6,212	3,654	9,764	1,478,266
Write-off of mineral properties	(1,229,546)	(48,420)	(12,935)	(5,497)	(3,234)	-	(1,299,632)
	159,763	6,291	1,681	715	420	9,764	178,634
Proceeds from sale of mineral properties	(159,763)	(6,291)	(1,681)	(715)	(420)	-	(168,870)
Balance - end of year	-	-	-	-	-	9,764	9,764

EXPLORATION EXPENDITURES

| | Argentina | Peru | | | USA | | |
| | Mogote | Cocha | Mitu | Acero | Roy & Hills | General (*) | Total |
	$	$	$	$	$	$	$
Cumulative costs expensed - beginning of year	1,583,813	1,386,723	137,336	36,945	21,135	3,369,131	6,535,083
Exploration expenditures during the period:							
Foreign value added tax	-	-	-	-	-	829	829
Salaries and Contractors	-	-	-	-	-	11,947	11,947
Supplies and equipment	-	-	-	-	-	144	144
Reversal of expenditure accrual	-	-	-	-	-	(103,735)	(103,735)
	-	-	-	-	-	(90,815)	(90,815)
Cumulative costs expensed - end of year	1,583,813	1,386,723	137,336	36,945	21,135	3,278,316	6,444,268

* Properties that were written of in previous years are included in the opening balance of general exploration

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Expressed in Canadian Dollars)

ACQUISITION COSTS

	Argentina	Peru				USA	
	Mogote $	Cocha $	Laguna $	Mitu $	Other $	Roy & Hills Nevada $	Total $
Balance - beginning of year	1,389,309	28,768	179,377	-	50,664	64,010	1,712,128
Acquisition costs during the year							
Cash	-	25,943	58,439	14,616	69,322	-	168,320
	1,389,309	54,711	237,816	14,616	119,986	64,010	1,880,448
Write-off mineral properties	-	-	(237,816)	-	(110,120)	(64,010)	(411,946)
Balance - end of year	1,389,309	54,711	-	14,616	9,866	-	1,468,502

EXPLORATION EXPENDITURES

	Argentina	Peru				USA		
	Mogote $	Cocha $	Laguna $	Mitu $	Other $	Roy & Hills, Nevada $	General Exploration (*) $	Total $
Cumulative costs expensed - beginning of year	1,576,903	1,127,527	78,973	56,235	72,395	21,135	1,436,315	4,369,483
Exploration expenditures during the year:								
Assays	-	4,097	4,856	731	8,704	-	-	18,388
Drilling	-	52,563	396,033	20,067	-	-	-	468,663
Office	6,046	43,968	62,075	21,622	54,863	-	-	188,574
Salaries and contractors	38	99,036	102,530	19,722	170,917	-	-	392,243
Supplies and equipment	-	1,953	20,451	1,836	7,760	-	-	32,000
Transportation	-	25,979	68,841	7,430	50,485	-	-	152,735
Imagery and base maps	-	621	103	-	376	-	-	1,100
Foreign value added tax	826	30,979	-	9,693	39,788	-	-	81,286
General exploration	-	-	-	-	-	-	830,611	830,611
	6,910	259,196	654,889	81,101	332,893	-	830,611	2,165,600
Cumulative costs expensed - end of year	1,583,813	1,386,723	733,862	137,336	405,288	21,135	2,266,926	6,535,083

** Properties that were written of in previous years are included in the opening balance of general exploration*

The accompanying notes are an integral part of these consolidated financial statements.

1. **NATURE OF OPERATIONS AND GOING CONCERN**

Panthera Exploration Inc. (the "Company") was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and, on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently, the Company considers itself to be an exploration stage company.

The amounts shown as mineral property interests represent acquisition costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.

The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs. The Company will need to raise further financing in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. The December 31, 2009 audited consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception. Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant measurement differences between Canadian GAAP and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 11.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, the recoverability of mineral properties and the assumptions used in the determination of the fair value of stock-based compensation and warrants. Actual results may differ from these estimates.

2. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. The principal subsidiaries are Recursos de los Andes S.A.C. (Peru) (100%), Amera-Chile Sociedad Contractual Minera (Chile) (100%) and Amera Resources Inc. (US) (100%). The Company operates in Argentina as a registered branch. All inter-company balances and transactions have been eliminated.

Marketable Securities

Marketable securities are designated as available-for-sale and recorded at fair value, with changes in fair value recorded in the statement of other comprehensive income. The fair value of marketable securities is obtained by reference to the current quoted bid price on the balance sheet date. When it is determined that a decrease in fair value is other than temporary a loss will be recorded in other income (expense).

Mineral Property Interests

Exploration expenditures are charged to earnings as they are incurred until the property reaches the development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned costs are written off, or if its carrying value has been impaired, the costs are written down to fair value.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements. Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

The Company accounts for foreign value added taxes paid as part of exploration expense. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a recovery in exploration expense.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2009, the Company does not have any asset retirement obligations.

2.   **SIGNIFICANT ACCOUNTING POLICIES** (continued)

Long-Lived Assets Impairment

Long-lived assets are reviewed for impairment when events or changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

Translation of Foreign Currencies

The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with major financial institutions.

Income Taxes

The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, income taxes are recognized for the estimated income taxes payable for the current year and future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized, as they are not considered more likely than not to be realized.

Loss Per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be antidilutive. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 5.

On December 23, 2008 the Company consolidated its shares on a 10 to 1 basis. The weighted average number of shares and net loss per share for the comparative periods has been restated to reflect the December 23, 2008 share consolidation.

2.   **SIGNIFICANT ACCOUNTING POLICIES** (continued)

Valuation of Equity Units Issued in Private Placements

The Company has adopted a pro rata basis method with respect to the measurement of shares and warrants issued as private placement units. The pro rata basis method required each component to be valued at fair value and an allocation of the total proceeds received based on the pro rata relative values of the components.

The fair value of the common shares is based on the closing quoted bid price on the announcement date and the fair value of the common share purchase warrants is determined at the announcement date using the Black- Scholes pricing model. The fair value attributed to the warrants is recorded as warrants.

Share Issue Costs

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The estimated fair value of awards of stock-based compensation is charged to expense over the period that it is earned, with offsetting amounts to contributed surplus. If the stock-based compensation is for past services, it is expensed immediately. If the stock-based compensation is forfeited, no amounts are charged to expense. If stock options are exercised then the fair value of the options is re-classed from contributed surplus to share capital.

Financial Instruments

The Company is required to designate its financial instruments into one of the following five categories: held for trading; available-for-sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value except for certain related party transactions. Financial instruments classified as held for trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

The Company has designated its financial instruments as follows:

(i)   Cash is classified as *"Held-for-trading"* and recorded at fair value with changes in fair value recorded in income.

(ii)   Marketable securities are classified as "*Available-for-sale"*. The fair value is obtained by reference to the closing bid price on the balance sheet date.

(iii)   Amounts receivable and deposits are classified as *"Loans and Receivables"* and are recorded at their amortized cost.

(iv)   Accounts payable and accrued liabilities are classified as *"Other Financial Liabilities"* and are carried at their amortized cost.

2.   **SIGNIFICANT ACCOUNTING POLICIES** (continued)

Recent Accounting Pronouncements

New accounting standards were issued by the CICA which may impact the Company in the future as follows:

(a)   Goodwill and Intangible Assets

CICA Handbook Section 3064, *Goodwill and Intangible Assets*, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

(b)   Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the Company's financial statements for the year ended December 31, 2009.

(c)   Mining Exploration Costs

In March 2009, the CICA issued EIC-174, *Mining Exploration Costs*. The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the Company's financial statements for the year ended December 31, 2009.

(d) ***General Standard of Financial Statement Presentation***

For the year ended December 31, 2009, the Corporation adopted the amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures, which expands financial instrument fair value measurement and liquidity risk management disclosures.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, *Business Combinations*, Section 1601, *Consolidations*, and Section 1602, *Non-controlling Interests*. These sections replace the former CICA Handbook Section 1581, *Business Combinations* and Section 1600, *Consolidated Financial Statements* and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, *Business Combinations* (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. At this time the Company does not anticipate these sections prior to the adoption of IFRS and therefore does not expect any impact to the consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing

Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is evaluating the financial reporting impact of the transition to IFRS.

3. **MARKETABLE SECURITIES**

At December 31, 2009, the Company held 10,000 (2008 – 10,000) common shares of Astral Mining Corporation ("Astral") which had a quoted market value of $4,200 (2008 - $5,000). The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 4 (f)). In 2008, management determined that the decrease in fair value of Astral was other than temporary. As a result a loss of $28,000 was recorded in Other income (expenses).

4. **MINERAL PROPERTY INTERESTS**

(a) Mogote Property

The Company exercised its option agreement with Golden Arrow Resources Corporation ("Golden Arrow"), a publicly traded company with common management, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

During the year, management determined that the property should be written down to its net realizable value. Accordingly, the Company wrote down the acquisition costs by $1,229,546 to $159,763.

On July 22, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD) and a 1% net smelter return royalty (one-half of which may be purchased by Golden Arrow for US$1,000,000). The amount allocated to proceeds for Mogote was $159,763 CDN.

(b) Cocha Property

The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km east of Lima. Staked in 2006, the Cocha property was expanded from 2,400 to 7,060 hectares in 2007. The Company held a 100% interest in the property.

During the year, management determined that the property should be written down to its net realizable value. Accordingly, the Company wrote down the acquisition costs by $48,420 to $6,291.

On July 22, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD) and a 1% net smelter return royalty (one-half of which may be purchased by Golden Arrow for US$1,000,000). The amount allocated to proceeds for Cocha was $6,291 CDN.

(c) Mitu Property

The Mitu property is located in the Department of Junin, Peru approximately 155km northeast of Lima. Acquired by direct staking the Company held a 100% interest.

During the year, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $12,935 to $1,681.

On July 22, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD) and a 1% net smelter return royalty (one-half of which may be purchased by Golden Arrow for US$1,000,000). The amount allocated to proceeds for Mitu was $1,681 CDN.

4.   **MINERAL PROPERTY INTERESTS** (continued)

(d)   Other Properties

Included in other properties are the Acero Property and the Fuyani Property located in the Department of Cuzco, Peru. The Company held a 100% interest acquired by staking in the Acero Property and Fuyani Property.

During the year, management determined that the properties should be written down to their net realizable value. Accordingly, the Company has written down the Acero acquisition costs by $5,497 to $715 and written down the Fuyani acquisition costs by $3,234 to $420.

On July 22, 2009 these properties were sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD) and a 1% net smelter return royalty (one-half of which may be purchased by Golden Arrow for US$1,000,000). The amount allocated to proceeds for Acero was $715 and the amount allocated to Fuyani was $420 CDN.

(e)   Laguna Project

On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru. The letter of intent was finalized in a definitive contract effective May 22, 2007.

In the first quarter of 2008 the Company terminated the option. Accordingly, the Company wrote off $237,816 of acquisition costs capitalized to the property to date.

(f)   Roy and Hills Properties

On June 9, 2006, the Company optioned the Roy and Hills properties in the Walker Lane District in Nevada to Astral. Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties. An initial 65% interest in the properties may be earned by incurring US $2,500,000 in work expenditures over four years and issuing 500,000 common shares to the Company (10,000 shares were received on August 4, 2006). Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study within three years.

During 2008 the option agreement was terminated by Astral. Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company dropped the Hills property and still maintains title to the Roy property.

5. SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued - common shares	Number	$
Balance, December 31, 2006	21,748,592	7,804,571
Private placements	11,700,000	4,095,000
Warrants valuation	-	(368,550)
For agent's fees	157,444	49,141
For mineral properties	900,000	333,000
Less share issue costs	-	(425,253)
Balance, December 31, 2007	34,506,036	11,487,909
Private placements	7,340,000	1,027,600
Warrants valuation	-	(141,968)
Less share issue costs	-	(75,287)
Share consolidation on a 10 to 1 basis	(37,661,432)	-
Balance, December 31, 2008	4,184,604	12,298,254
Private placements	4,612,000	380,490
Warrants valuation	-	(169,859)
Shares repurchased and returned to treasury	(1,000)	(110)
Less share issue costs	-	(7,892)
Balance, December 31, 2009	8,795,604	12,500,883

(a) During the year ended December 31, 2009, the Company completed:

    i) a non-brokered private placement financing of 4,612,000 units at a price of $0.0825 per unit for net proceeds of $366,234, net of related share and warrants issue costs of $14,256. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share, exercisable at a price of $0.11 expiring July 9, 2011. The fair value assigned to the warrants was $169,859. The warrants were valued on a proportionate basis using the Black-Scholes Pricing Model at $0.04 per warrant using the following assumptions: dividend yield 0%, risk-free rate 1.23%, expected annual volatility 183% and expected life of 2 years.

(b) During the year ended December 31, 2008, the Company completed:

    i) a brokered private placement financing of 3,470,000 units at $0.14 per unit for gross proceeds of $485,800. The financing was completed in two tranches of 3,320,000 units and 150,000 units on April 30, 2008 and June 12, 2008, respectively. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring April 30, 2010. In addition to cash commissions and related costs of $67,670, the agents were granted 265,600 agent's warrants in the first tranche and 12,000 agent's warrants in the second tranche exercisable at $0.18 each, expiring on or before April 30, 2010 and June 12, 2010, respectively.

5. SHARE CAPITAL (continued)

The fair value of warrants and agent's warrants were as follows:

    1) value assigned to 1,735,000 warrants was $62,506, less share issue costs of $8,704

2) value assigned to the 277,600 agent's warrants was $10,658

The Black-Scholes Pricing Model was used to value the warrants and agent's warrants on a proportionate basis with the related shares. The warrants were valued at $0.038 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 2.74%, expected volatility 76% and expected life of 1.7 years.

ii) a non-brokered private placement financing of 3,870,000 units at $0.14 per unit for gross proceeds of $541,800. The financing was completed on June 16, 2008. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring June 16, 2010.

The value assigned to 1,935,000 warrants was $79,462. The Black-Scholes Pricing Model was used to value the warrants and agent's warrants on a proportionate basis with the related shares. The warrants were valued at $0.05 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 3.26%, expected volatility 81% and expected life of 1.7 years.

iii) On December 23, 2008 the Company consolidated its shares on a 10 to 1 basis.

(c) During the year ended December 31, 2007, the Company completed:

i) a brokered private placement financing of 11,700,000 units at $0.35 per unit for gross proceeds of $4,095,000. The financing was completed in two tranches of 2,200,000 units and 9,500,000 units on April 12, 2007 and April 19, 2007, respectively. Each unit is comprised of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.45 per share for two years from the close of the financing. In addition to cash commissions and related costs of $333,895, the agents were granted 930,800 agent's warrants and 157,444 agent's units. Each agent's unit entitles the holder to acquire one common share and one half common share purchase warrant. Each full agent's warrant is exercisable for one share at a price of $0.45, for a period of two years from the close of the financing.

The fair value of warrants and agent's warrants were as follows:

1) value assigned to 5,850,000 warrants was $326,492, net of warrant issue costs of $42,058

2) value assigned to the 1,009,523 agent's warrants was $84,276

The Black-Scholes Option Pricing Model was used to value the warrants and agent's warrants on a proportionate basis with the related shares. The warrants were valued at (tranche 1 - $0.075 per warrant: tranche 2 - $0.086 per warrant) based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 55% and expected life of 12 months.

5. SHARE CAPITAL (continued)

(d) Stock options and stock-based compensation

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. There were no stock options granted during 2009. Stock options granted are subject to a four-month hold period and exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2009, 2008 and 2007 and the changes for the years ended on those dates are presented below:

	2009		2008		2007	
	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $
Balance, beginning of year	-	-	3,432,000	0.53	1,824,500	0.68
Granted	-	-	5,000	0.20	1,987,500	0.39
Cancelled	-	-	(3,262,000)	0.53	(380,000)	0.56
Forfeited	-	-	(175,000)	0.43	-	-
Balance, end of year	-	-	-	-	3,432,000	0.53

During fiscal 2009, the Company granted stock options to its employees to acquire Nil common shares (2008 - 5,000; 2007 - 1,987,500) and recorded stock-based compensation expense of $Nil (2008 - $470; 2007 - $296,581). The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following weighted average assumptions used for the grants made during the year:

	2009	2008	2007
Risk-free interest rate	-	2.83%	4.10%
Estimated volatility	-	86%	82%
Expected life	-	2.8 years	2.42 years
Expected dividend yield	-	0%	0%

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

5. **SHARE CAPITAL** (continued)

(e) Warrants

A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agent's warrants outstanding at December 31, 2009, 2008 and 2007 and the changes for the years ending on those dates is as follows:

	2009 Number	2008 Number	2007 Number
Balance, beginning of year	1,080,712	10,562,523	3,703,000
Issued	4,612,000	3,947,600	6,859,523
Expired	(685,952)	(3,703,000)	-
Share consolidation	-	(9,726,411)	-
Balance, end of year	5,006,760	1,080,712	10,562,523

Common shares reserved pursuant to warrants and agent's warrants outstanding and exercisable at December 31, 2009 are as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Number	Exercise Price $	Expiry Date
192,560	1.80	April 30, 2010
8,700	1.80	June 12, 2010
193,500	1.80	June 18, 2010
4,612,000	0.11	July 9, 2011
5,006,760	0.24	

6.   RELATED PARTY TRANSACTIONS

a)   The Company had engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company that is currently owned by Blue Sky Uranium Corp. ("Blue Sky") and Golden Arrow, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee was based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each user company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008. There were no fees paid during the year ended December 31, 2009. During the year ended December 31, 2008, the Company incurred fees of $295,551 to the Grosso Group as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits as at December 31, 2008 was a $9,152 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

6.   RELATED PARTY TRANSACTIONS (continued)

b)   The former President of the Company provided his services on a full-time basis under a contract with a private company controlled by the former President for an annual fee of $87,500. During the fiscal 2009, the Company paid $83,854 (2008 - $65,275) to the President and $30,559 was included in accounts payable (2008 - $22,225). The contract also provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

On December 18, 2009 the Company terminated his contract. Included in accounts payable is a termination payment of $131,250. This amount was paid subsequent to year end.

c)   Effective May 1, 2007, the Company entered into an agreement with IMA Exploration Inc. ("IMA")

to pay a monthly fee for the services provided by IMA's Chief Executive Officer who was a director

of the Company. This agreement was terminated on June 30, 2008. For fiscal 2008, the Company

paid $9,000 to IMA for these services.

d)   During the year ended December 31, 2009 the Company paid consulting fees in the amount of $35,000 (2008 - $15,000) to a company controlled by a director of the Company.

e)   During the year ended December 31, 2009 the Company paid consulting fees in the amount of $29,435 (2008 - $Nil) to a company controlled by a director of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

f)   During the year ended December 31, 2009 the Company paid consulting fees in the amount of $8,250 (2008 - $Nil) to a company controlled by a director of the Company.

g)   As at December 31, 2009, the Company has a balance owing to Golden Arrow, a company managed by a director of the Company, of $14,731 (2008 - $1,864).

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.   **CAPITAL RISK MANAGEMENT**

The Company defines capital as the items included in shareholders' equity (deficiency). The Company's objectives in managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders. To meet this objective the Company will ensure it has sufficient cash resources to pursue the acquisition, exploration and development of mineral properties and fund potential acquisitions.

To support these objectives, the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2009.

8.   **MANAGEMENT OF FINANCIAL RISK**

The Company's financial instruments are exposed to certain risks, including currency, credit and metal price risk.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

The Company has not hedged its exposure to currency fluctuations. As at December 31, 2009, the Company was exposed to currency risk through the following assets and liabilities in US dollars and Peruvian Soles:

	December 31, 2009	
	US Dollar $	Peruvian Soles $
Cash	8,836	3,853
Accounts payable and accrued liabilities	(229,584)	-
	(220,748)	3,853
Foreign exchange rate at December 31, 2009	1.0510	0.3623

Based on the net exposures as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar and Peruvian Soles would have an insignificant impact in the Company's net earnings.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company will need to raise further financing in order to continue its operations and fulfill its commitments. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company's cash is primarily invested in business bank accounts which are available on demand. The Company expects to raise additional equity capital in 2010.

Fair Values

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any temporary unrealized gains or losses recognized in other comprehensive income.

The following table outlines the Corporation's financial assets and liabilities measured at fair value by level within the fair value hierarchy described below. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2009 the Company's financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Assets				
Cash	186,280	-	-	186,280
Marketable securities	4,200	-	-	4,200

8. **MANAGEMENT OF FINANCIAL RISK** (continued)

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Corporation's cash instruments and marketable securities are valued using quoted market prices in active markets, and therefore are classified as Level 1.

9. **SEGMENTED INFORMATION**

The Company is primarily involved in mineral exploration activities in the United States and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2009 and 2008.

The Company's total assets are segmented geographically as follows:

	December 31, 2009			
	Corporate Canada $	United States $	Peru $	Total $
Current assets	193,087	-	1,396	194,483
Mineral properties	-	9,764	-	9,764
	193,087	9,764	1,396	204,247
	December 31, 2008			

The accompanying notes are an integral part of these consolidated financial statements.

	Corporate Canada $	Argentina $	Peru $	Total $
Current assets	42,676	(52)	13,394	56,018
Mineral properties	-	1,389,309	79,193	1,468,502
	42,676	1,389,257	92,587	1,524,520

10. **INCOME TAXES**

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2009	2008	2007
Statutory tax rate	30.00%	31.00%	34.12%
	$	$	$
Loss for the year	(1,631,952)	(3,472,349)	(3,073,797)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(489,586)	(1,076,428)	(1,048,780)
Differences in foreign tax rates	(592)	12,932	13,958
Effect of statutory rate change	149,729	101,430	-
Non-deductible items	8	660	162,902
Losses for which an income tax benefit has not been recognized	340,441	961,406	871,920
	-	-	-

The significant components of the Company's future tax assets are as follows:

	2009 $	2008 $
Future income tax assets		
Marketable securities	6,225	-
Share and warrant issuance costs	55,594	88,402
Mineral properties	807,204	1,347,981
Operating loss carryforward	3,017,562	2,091,815
	3,886,585	3,528,198
Valuation allowance for future tax assets	(3,886,585)	(3,528,198)
	-	-

The realization of income tax benefits related to these potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes in 2009 and 2008.

The accompanying notes are an integral part of these consolidated financial statements.

10. **INCOME TAXES** (continued)

The Company has Canadian non-capital loss carryforwards of $6,747,714 that may be available for tax purposes. The losses expire as follows:

Expiry Date	$
2010	195,857
2014	852,555
2015	1,219,352
2026	1,081,390
2027	1,485,734
2028	1,536,404
2029	376,422
	6,747,714

At December 31, 2009, the Company had a net operating loss carryforward for Peru income tax purposes of approximately Cdn$4,392,535 (2008 – Cdn$1,385,000) which, if not utilized to reduce Peru taxable income in future periods, expires through the year 2014. These available tax losses may only be applied to offset future taxable income from the Company's current Peru subsidiary.

At December 31, 2009, the Company had a net operating loss carryforward for Chile income tax purposes of approximately Cdn$76,000 (2008 – Cdn$76,000) that may be available for tax purposes. These available tax losses may only be applied to offset future taxable income from the Company's current Chile subsidiary.

11. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES**

(a) The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

	2009 $	2008 $	2007 $
Consolidated statements of operations			
Loss for the year under Canadian and US GAAP	(1,631,952)	(3,472,349)	(3,073,797)
Unrealized gains on available-for-sale securities	-	-	14,000
Comprehensive loss	(1,631,952)	(3,472,349)	(3,059,797)
Basic and diluted loss per share under US GAAP	($0.26)	($0.90)	($1.00)
Weighted average number of common shares outstanding	6,395,393	3,852,576	3,061,599

The accompanying notes are an integral part of these consolidated financial statements.

11. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES** (continued)

(i) Income Tax

Under Canadian GAAP, future income tax assets are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2009, 2008 and 2007.

(ii) For US GAAP purposes a subtotal in the statement of cash flows under operating activities prior to the change in non-cash working balances is not allowed.

Accounting for uncertainty in income taxes

For US GAAP purposes the Company recognizes tax uncertainties when it is "more likely than not" that the Company's tax position would not be upheld on reviews by the tax authority. The Company measures a tax uncertainty for US GAAP purposes at the largest amount that is more likely than not to be upheld. The Company did not have any unrecognized tax benefits at January 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the years ended December 31, 2007, 2008 and 2009. There are no unrecognized tax benefits at December 31, 2009.

The Company files income tax returns in Canada, Argentina and the United States. Years ranging from 2006 to 2009, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

Impact of recent United States accounting pronouncements:

(i) **On July 1, 2009, the FASB launched it Accounting Standards Codification (ASC). The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, the ASC is the sole source of authoritative US GAAP for interim and annual periods ending September 15, 2009, except for rules and interpretive releases of the Securities and Exchange Commission which are also sources of authoritative GAAP for the Company.**

(ii) **The FASB has a new accounting standard related to business combinations which provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any non-controlling interest in the acquire. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The new standard is effective for the Company on January 1, 2009. The adoption of this statement had no effect on the consolidated financial statements.**

(iii) **The FASB has issued a new accounting standard related to non-controlling interests in consolidated financial statements which establishes accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent's ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. For presentation purposes, the new standard requires non-controlling interests to be classified as a separate component of shareholders' equity. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.**

11. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES** (continued)

(iv) **The FASB has issued new accounting standards related to disclosures about derivative instruments and hedging activities which revises disclosure requirements for derivative instruments and hedging activities. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.**

(v) **The FASB has issued a new accounting standard related to recognition and presentation of other-than-temporary investments which amends previous impairment guidance for debt securities to make guidance more operational and to improve the presentation and disclosure of other than temporary impairments on debt and equity securities. The new standard is effective for interim periods ending after June 15, 2009. The adoption of this standard had no effect on the consolidated financial statements.**

(vi) **The FASB has issued a new accounting standard related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not ordinary which provides additional guidance for estimating fair value when the level of activity for the asset or liability has decreased. The adoption of this standard had no effect on the consolidated financial statements.**

12. **SUPPLEMENTARY CASH FLOW INFORMATION**

Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2009, 2008 and 2007 as follows:

	2009 $	2008 $	2007 $
Investing activities			
Accounts payable for mineral properties	-	50,426	-
Expenditures on mineral property interests	-	(50,426)	(333,000)
Shares issued for mineral properties	-	-	333,000
	-	-	-

	2009 $	2008 $	2007 $
Financing activities			
Share and warrant issuance costs	-	(10,658)	(133,417)
Warrants	-	10,658	84,276
Shares issued for payment of agent's fees	-	-	49,141
	-	-	-

	2009 $	2008 $	2007 $
Change in non-cash working capital			
Other receivables and prepaids	22,513	229,935	(99,133)
Subscription receivable	-	-	166,250
Accounts payable	(48,516)	462,180	(57,383)
	(26,003)	692,115	9,734

13. **CHANGE IN ACCOUNTING POLICY**

The accompanying notes are an integral part of these consolidated financial statements.

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant and reliable. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The Company has accounted for this change in accounting policy on a retroactive basis. The impact of this change on the previously reported December 31, 2007 and 2006 consolidated financial statements are as follows:

	As previously reported $	Restatement $	As restated $
Mineral property interests as at December 31, 2007	4,493,081	(2,780,953)	1,712,128
Future income taxes as at December 31, 2007	(38,434)	(38,434)	-
Exploration expense for the year ended December 31, 2007	(522,136)	(842,188)	(1,364,324)
Write-off of mineral properties for the year ended December 31, 2007	(250,956)	94,716	(156,240)
Loss for the year ended December 31, 2007	(2,326,325)	(747,472)	(3,073,797)
Loss per share for the year ended December 31, 2007	(0.76)	(0.24)	(1.00)
Deficit at December 31, 2007	(6,988,671)	(2,742,519)	(9,731,190)
Mineral property interests as at December 31, 2006	3,356,158	(2,056,841)	1,299,317
Future income taxes as at December 31, 2006	(61,794)	61,794	-
Exploration expense for the year ended December 31, 2006	(296,810)	(520,820)	(817,630)
Write-off of mineral properties for the year ended December 31, 2006	(525,514)	318,703	(206,811)
Loss for the year ended December 31, 2006	(1,920,249)	(202,117)	(2,122,366)
Loss per share for the year ended December 31, 2006	($1.00)	($0.11)	($1.11)
Deficit at December 31, 2006	(4,662,346)	(1,995,047)	(6,657,393)

14.   **SUBSEQUENT EVENTS**

On January 25, 2010 the Company completed a non-brokered private placement financing of 4,700,000 units at a price of $0.13 per unit for net proceeds of $610,064, net of related share issue costs of $936. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share, exercisable at a price of $0.18 in year one and $0.22 in year two. The value assigned to 4,700,000 warrants was $282,690. The Black-Scholes Pricing Model was used to value the warrants on a proportionate basis with the related shares. The warrants were valued at $0.0189 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 1.18%, expected volatility 254% and expected life of 1.3 years.

On March 12, 2010 the Company granted stock options to its officers and directors to purchase up to 700,000 common shares of the Company at a price of $0.13 per share, exercisable for a period of five years. The options are subject to a four month hold period. The fair value of stock options granted was estimated on the date of grant using the Black-Scholes Option Pricing Model with stock price of $0.14, expected life of 2.5 years, risk free rate of 1.46% and volatility of 166%. The value assigned to the options is $80,351.

On April 7, 2010 the Company settled a debt of $215,696 with a drilling Company by paying cash of $129,361 and transferring the shares of the Company's Peruvian subsidiary, Recursos de los Andes S.A.C.

15.   **COMPARATIVE FIGURES**

Certain comparative figures have been re-classified to conform with current year financial statements presentation.

EXHIBIT 99.2

PANTHERA EXPLORATION INC.

**MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2009**

Introduction

The following discussion of the operating results and the financial position of Panthera Exploration Inc. (the "Company") which have been prepared on the basis of available information up to April 29, 2010, should be read in conjunction with the annual audited consolidated financial statement and notes thereto of the Company for the years ended December 31, 2009 and 2008. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations. There is no guarantee of future performance as actual results could change based on factors beyond management's control. Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Company Overview

As of April 29, 2010, the Company had working capital of approximately $288,000. The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs. The Company will need to raise further financing in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result. Any further additional equity financing undertaken by the Company will cause dilution to its shareholders. The December 31, 2009 audited consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception. Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In

December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSX-V") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company's material mineral property interest is located in the United States. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proven reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and the USA (SEC).

During 2008 several option agreements on Peruvian properties were terminated as the Company's financial position did not allow exploration and payment commitments to be met. The Company consolidated its outstanding common shares on a 10 for 1 basis and changed the name of the Company to Panthera Resources Inc. trading on the TSX-V under the symbol "PNX".

Peru

Cocha Copper-Silver Project, Department of Junin

The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km east of Lima. Staked in 2006, the Cocha property was expanded from 2,400 to 7,060 hectares in 2007. The Company held a 100% interest in the property.

During the year, management determined that the property should be written down to its net realizable value. Accordingly, the Company wrote down the acquisition costs by $48,420 to $6,291.

On July 22, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD). The amount allocated to proceeds for Cocha was $6,291 CDN.

Mitu Copper-Silver property, Department of Junin

The Mitu property is located in the Department of Junin, Peru approximately 155km northeast of Lima. Acquired by direct staking the Company held a 100% interest.

During the year, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $12,935 to $1,681.

On July 22, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD). The amount allocated to proceeds for Mitu was $1,681 CDN.

Other Properties:

Included in other properties is the Acero Property and the Fuyani Property located in the Department of Cuzco, Peru. The Company held a 100% interest in the Acero Property and Fuyani Property.

During the year, management determined that the properties should be written down to their net realizable value. Accordingly, the Company has written down the Acero acquisition costs by $5,497 to $715 and written down the Fuyani acquisition costs by $3,234 to $420.

On July 22, 2009 these properties were sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD). The amount allocated to proceeds for Acero was $715 and the amount allocated to Fuyani was $420 CDN.

Mogote Property, San Juan Province

The Company exercised its option agreement with Golden Arrow Resources Corporation ("Golden Arrow"), a publicly traded company with common management, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

During the year, management determined that the property should be written down to its net realizable value. Accordingly, the Company wrote down the acquisition costs by $1,229,546 to $159,763.

On July 22, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD). The amount allocated to proceeds for Mogote was $159,763 CDN.

USA

Roy and Hills Properties, Nevada

The Roy and Hills Properties consist of two claim blocks in the Roysten Hills in the Walker Lane District of west central Nevada. The 478 ha (1,180 acres) Roy claim blocks and the 227 ha (560 acres) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

In 2006, the Company signed a Letter of Intent with Astral Mining Corporation ("Astral") to option to them the Roy and Hills properties. Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. Astral can earn an initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange for this agreement.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects. The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold (hole R-07-5). This hole, along with R-07-03, was designed to test the area where surface samples of subcropping bladed quartz vein material assayed 41.5 g/t gold. The option agreement was terminated by Astral. Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company dropped the Hills property and still maintains title to the Roy property.

The Roy and Hills drilling program was carried out under the supervision of John Rice, C.P.G., and a Qualified Person. All analytical work for the Roy and Hills drilling program was performed by American Assay Laboratories Inc, located in Sparks, Nevada. The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo, a director of the Company and a Qualified Person.

Selected Quarterly Financial Information and Fourth Quarter Discussion

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

	2009				2008			
	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(258,474)	(6,521)	(14,484)	(1,352,473)	(315,755)	(529,824)	(949,888)	(1,676,882)
Net Loss per Common Share Basic and Diluted	(0.04)	(0.00)	(0.00)	(0.21)	(0.09)	(0.13)	(0.24)	(0.44)

For the three months ended December 31, 2009, the Company reported a consolidated loss of $258,474 ($0.04 per share), a decrease of $57,281 from the loss of $315,755 ($0.09 per share) for the three months ended December 31, 2008. The decrease in loss is primarily a result of:

(i) Exploration decreased by $137,397 to $39,911 in the 2009 period from $177,308 in the 2008 period as a result of the level of exploration activities decreasing in the 2009 period.

(ii) Severance expense was $131,250 for the 2009 period compared to $Nil for the 2008 period as a result of the company terminating its contract with the President of the Company.

(iii) Other than temporary write-down of marketable securities was $Nil for the 2009 period compared to $28,000 for the 2008 period as a result of the writing down its investment in Astral Mining Corporation in 2008.

(iv) The Company wrote off mineral property costs of $Nil in the 2009 period compared to $31,725 in the 2008 period.

Selected Annual Financial Information

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

	Years Ended December 31,		
	2009 $	2008 $	2007 $
Total Revenues	Nil	Nil	Nil
General and Administrative Expenses	(428,264)	(919,084)	(1,612,536)
Exploration recovery (expenses)	90,815	(2,165,600)	(1,364,324)
Other income (expenses)	(1,294,503)	(387,665)	(96,937)
Net Loss	(1,631,952)	(3,472,349)	(3,073,797)
Basic and diluted Loss per Common Share	(0.26)	(0.90)	(1.00)
Total Assets	204,247	1,524,520	3,588,597

Summary of Financial Results

For the year ended December 31, 2009, the Company reported a consolidated loss of $1,631,952 ($0.26 per share), a decrease of $1,840,397 from the loss of $3,472,349 ($0.90 per share) for the year ended December 31, 2008. The decrease in the loss in 2009, compared to 2008, was due to a number of factors of which $2,747,235 can be attributed to decreases in operating expenses and a $906,838 increase in other expense items.

Results of Operations

The Company's operating expenses for the year ended December 31, 2009, were $337,449, representing a decrease of $2,747,235 from $3,084,684 in 2008 as a result of the following:

(i) Corporate development and investor relations decreased to $19,561 in 2009 compared to $267,716 during 2008, mainly due to decreased costs associated with advertising and attendance at investor conferences.

(ii) Exploration expenses decreased by $2,256,415 to a recovery of $90,815 in 2009 compared to $2,165,600 in 2008. In 2009, the Company had a recovery as a result of a reversal for accrued validity fees for its former Peruvian properties. In the 2008 the Company was actively exploring its properties in Peru.

(iii) Consulting fees increased by $165,040 as a result of Severance expense of $131,250 for the 2009 period compared to $Nil for the 2008 period as a result of the termination of the contract with the President of the Company.

(iv) Office and sundry expenses decreased by $91,908 to $5,494 in 2009 from $97,402 in 2008 as a result of decreased activity levels in 2009.

(v)Salaries decreased to $Nil in 2009 compared to $207,236 in 2008 as a result of Company no longer using the services of the Grosso Group and management taking steps to reorganize the Company during the year.

During the year ended December 31, 2009, the Company recorded interest income of $Nil compared to $14,210 in 2008 year as a result of a decrease of short-term investments. The Company recorded interest expense of $35,555 in 2009 compared to $20,021 in 2008. This interest expense relates to a balance owing to a drilling company which has been outstanding since 2008.

On December 17, 2009 the Company terminated its contract with the former President of the Company and accrued severance of $131,250. This was paid subsequent to year end.

During the year, management determined that the Peruvian and Argentine properties should be written down to their net realizable values. Accordingly, the Company wrote down the acquisition costs by $1,299,632 to $168,870. On July 22, 2009 the Company sold Mogote, Cocha, Acero, Fuyani and Mitu properties to Golden Arrow Resources Corporation for $168,870 CDN ($150,000 USD).

The Company still maintains title to the Roy property located in the United States. During the year the Company incurred acquisition costs of $9,764 on the Roy property.

Operating Cash Flow

Cash outflow from operating activities was $363,452 for the year ended December 31, 2009 compared to $2,377,889 for 2008.

Financing Activities

Cash inflow from financing activities was $366,124 for 2009 compared to $954,267 for 2008. In 2009 the financing activities included cash proceeds of $380,490 from the issuance of shares less $14,256 of share and warrant issue costs and $110 paid for the return of 1,000 shares to treasury. In 2008 the Company received $1,027,600 from the issuance of shares less $73,333 share issue costs.

Investing Activities

Investing activities generated cash of $159,106 for 2009 compared to a cash generated of $1,282,106 for 2008. In 2009 the investing activities included validity fees of $9,764 for the Roy property and proceeds of $168,870 from the sale of mineral properties to Golden Arrow. In 2008 investing activities included additions of $117,894 to mineral property interests and a decrease of $1,400,000 in short-term investments.

Liquidity and Capital Resources

The Company's cash position at December 31, 2009 was $186,280, an increase of $161,778 from December 31, 2008. Total assets decreased to $204,247 at December 31, 2009 from $1,524,520 at December 31, 2008. This decrease is primarily due to the decrease in mineral properties partially offset by an increase in cash.

The Company has financed its operations through the sale of its equity securities. During the year ended December 31, 2009, the Company completed:

- a non-brokered private placement financing of 4,612,000 units at a price of $0.0825 per unit for net proceeds of $366,234, net of related share issue costs of $14,256. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share, exercisable at a price of $0.11 expiring July 9, 2011.

The accompanying notes are an integral part of these consolidated financial statements.

Subsequent to year ended December 31, 2009, the Company:

- a non-brokered private placement financing of 4,700,000 units at a price of $0.13 per unit, for gross proceeds to the Company of $611,000. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two.

The Company has received $Nil from the exercise of warrants and options for the year ended December 31, 2009 (2008 - $Nil).

The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all its planned activities. The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Subsequent Events

On March 12, 2010 the Company granted stock options to its officers and directors to purchase up to 700,000 common shares of the Company at a price of $0.13 per share, exercisable for a period of five years. The options are subject to a four month hold period. The fair value of stock options granted was estimated on the date of grant using the Black-Scholes Option Pricing Model with stock price of $0.14, expected life of 2.5 years, risk free rate of 1.46% and volatility of 166%. The value assigned to the options is $80,351.

On April 7, 2010 the Company settled a debt of $215,696 with a drilling Company by paying cash of $129,361 and transferring the shares of the Company's Peruvian subsidiary, Recursos de los Andes S.A.C.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Parties Transactions

a)   The Company had engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company that is currently owned by Blue Sky Uranium Corp. ("Blue Sky") and Golden Arrow, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee was based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008. There were no fees paid during the year ended September December 301, 2009. During the year ended December 31, 2008, the Company incurred fees of $295,551 to the Grosso Group as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits as at December 31, 2008 was a $9,152 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

b)   The former President of the Company provided his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500. During the fiscal

2009, the Company paid $83,854 (2008 - $65,275) to the President and $30,559 was included in accounts payable (2008 - $22,225). The contract also provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

On December 18, 2009 the Company terminated his contract. Included in accounts payable is a termination payment of $131,250. This amount was paid subsequent to year end.

c) Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA's Chief Executive Officer who is a director of the Company. This agreement was terminated on June 30, 2008. For fiscal 2008, the Company paid $9,000 to IMA for these services.

d) During the year ended December 31, 2009 the Company paid consulting fees in the amount of $35,000 (2008 - $Nil) to a company controlled by a director of the Company.

e) During the year ended December 31, 2009 the Company paid consulting fees in the amount of $29,435 (2008 - $Nil) to a company controlled by a director of the Company.

f) During the year ended December 31, 2009 the Company paid consulting fees in the amount of $8,250 (2008 - $Nil) to a company controlled by a director of the Company.

g) As at December 31, 2009, the Company has a balance owing to Golden Arrow, a company managed by a director of the Company, of $14,731 (2008 - $1,864).

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Contractual Commitments

As of December 31, 2009, the Company had no commitments.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2009, 2008 and 2007. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Mineral Property Interests

Exploration expenditures are charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then costs are written off, or if its carrying value has been impaired, the costs are written down to fair value.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.

The accompanying notes are an integral part of these consolidated financial statements.

Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

The Company accounts for foreign value added taxes paid as part of exploration expense. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a recovery in exploration expense.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Recent Accounting Pronouncements

New accounting standards were issued by the CICA which may impact the Company in the future as follows:

(a)   ***Goodwill and Intangible Assets***

CICA Handbook Section 3064, *Goodwill and Intangible Assets*, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

(b)   ***Credit Risk and Fair Value of Financial Assets and Liabilities***

In January 2009, the CICA issued EIC-173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the Company's financial statements for the year ended December 31, 2009.

(c)   ***Mining Exploration Costs***

In March 2009, the CICA issued EIC-174, *Mining Exploration Costs.* The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the Company's financial statements for the year ended December 31, 2009.

(d)   ***General Standard of Financial Statement Presentation***

For the year ended December 31, 2009, the Corporation adopted the amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures, which expands financial instrument fair value measurement and liquidity risk management disclosures.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, *Business Combinations*, Section 1601, *Consolidations*, and Section 1602, *Non-controlling Interests*. These sections replace the former CICA Handbook Section 1581, *Business Combinations* and Section 1600, *Consolidated Financial Statements* and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, *Business Combinations* (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.

It is equivalent to the corresponding provisions of IFRS International Accounting Standards ("IAS") 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. At this time the Company does not anticipate these sections prior to the adoption of IFRS and therefore does not expect any impact to the consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the CICA announced that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. This includes a requirement to present comparative financial information in accordance with IFRS for 2010. Accordingly, our first interim consolidated financial statements will be presented in accordance with IFRS for the three months ending March 31, 2011 with 2010 comparative results.

The Company has commenced a preliminary review of the Canadian equivalents to IFRS. At this stage of the transition, a small number of areas have been identified that may have an impact on the financial statements of the Company. We expect that there may be changes with respect to foreign currency translations, share-based compensation and asset impairment. The Company has not adopted an IFRS changeover plan at December 31, 2009 however management has completed an IFRS diagnostic and analysis. We note that Canadian GAAP to IFRS may be amended prior to adoption.

Management has considered the differences between Canadian GAAP and IFRS and to date has identified that there are likely no material differences to the majority of line items appearing in the Company's balance sheet and income statement from what it has recorded under Canadian GAAP.

The specific areas where no applicable differences in recognition and measurement have been identified between IFRS and Canadian GAAP are cash, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities.

Certain relevant accounting differences between Canadian GAAP and IFRS and the possible impacts on the consolidated financial statements of the Company are described below:

The accompanying notes are an integral part of these consolidated financial statements.

Financial Statement Component	IFRS	Canadian GAAP	Possible Impact
Exploration Expenditures and Development Costs	An entity shall determine a policy specifying which expenditures are recognized as exploration and evaluation assets and apply the policy consistently. In making this determination, an entity considers the degree to which the expenditure can be associated with finding specific mineral resources. Exploration Expenditures shall be recognized at cost. The Company can elect to measure exploration and evaluation assets using either cost model or the revaluation model.	Exploration costs related to mining properties may initially be capitalized if an enterprise considers that such costs have the characteristics of property, plant and equipment and that capitalization is appropriate to its circumstances. Exploration and evaluation assets are measured at cost. Canadian GAAP does not allow for the revaluation of exploration and evaluation assets other than during a business combination.	No impact. Continue with existing policy under IFRS 6.
Foreign Currency Translation	Defines functional currency as the currency of the primary economic environment in which the entity operates. Foreign currency translation methods are based on the functional currency concept.	Does not directly define functional currency. Foreign currency translation is based on the concept of integrated and self-sustaining foreign operations.	No impact expected at this time.
Impairment of Non-Current Assets	Assess at each reporting date whether there is any indication that an asset (other than goodwill and intangible assets with indefinite lives) may be impaired. Impairment loss recognition is a one-step process based on discounted cash flows. Impairment losses are recognized when the carrying value exceeds the recoverable amount, which is the higher of (a) value in use and (b) fair value less costs to sell. An impairment loss recognized in prior periods for an asset shall be reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized.	A long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment testing is based on a two-step test. Once an impairment loss is identified on an undiscounted cash flow basis (step 1), the impairment loss is measured as the amount by which the carrying value exceeds fair value (step 2). An impairment loss relating to long-lived assets should not be reversed even if the fair value subsequently increases	No impact expected at this time.

The accompanying notes are an integral part of these consolidated financial statements.

| Share-Based Payments | For graded-vesting features, IFRS requires each instalment to be treated as a separate share option grant, because each instalment has a different vesting period, and hence the fair value of each instalment will differ. | Allows the option to use the straight-line method or the attribution method to account for graded-vesting features. | No impact on employee stock-options. May impact options granted to consultants.

May have impact on forfeitures. |
| | Requires that forfeitures be estimated at the time of grant to eliminate distortion of remuneration expense recognized during the vesting period. The estimate should be revised if subsequent information indicates that actual forfeitures are likely to differ from previous estimates. | Permits companies to either estimate the forfeitures at time of grant date or record the entire expense as if all its stock option grants vest and then record forfeitures as they occur | |

Financial Instruments

The Company's financial instruments are exposed to certain risks, including currency, credit and metal price risk.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

The Company has not hedged its exposure to currency fluctuations. As at December 31, 2009, the Company was exposed to currency risk through the following assets and liabilities in US dollars and Peruvian Soles:

| | December 31, 2009 | |
	US Dollar $	Peruvian Soles $
Cash	8,836	3,853
Accounts payable and accrued liabilities	(229,584)	-
	(220,748)	3,853
Foreign exchange rate at December 31, 2009	1.0510	0.3623

Based on the net exposures as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar and Peruvian Soles would have an insignificant impact in the Company's net earnings.

Credit Risk: Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company's cash is primarily invested in business bank accounts which are available on demand. The Company expects to raise additional equity capital in 2010.

Fair Values

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash.

The accompanying notes are an integral part of these consolidated financial statements.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any temporary unrealized gains or losses recognized in other comprehensive income.

The following table outlines the Corporation's financial assets and liabilities measured at fair value by level within the fair value hierarchy described below. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2009 the Company's financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Assets				
Cash	186,280	-	-	186,280
Marketable securities	4,200	-	-	4,200

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Corporation's cash instruments and marketable securities are valued using quoted market prices in active markets, and therefore are classified as Level 1.

Risk Factors and Uncertainties

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. A number of the risks and uncertainties are discussed below:

History of losses: The Company has historically incurred losses as evidenced by its audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007. The Company has financed its operations principally through the sale of its equity securities. The Company does not anticipate that it will earn any revenue from its operations until its properties are placed into production, if ever. If the Company is unable to place its properties into production, the Company may never realize revenues from operations, will continue to incur losses and you may lose the value of your investment.

Joint ventures and other partnerships: The Company may seek joint venture partners to provide funding for further work on any or all of its other properties. Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture. Any investments, strategic alliances or related efforts are accompanied by risks such as:

1. the difficulty of identifying appropriate joint venture partners or opportunities;
2. the time the Company's senior management must spend negotiating agreements, and monitoring joint venture activities;
3. the possibility that the Company may not be able to reach agreement on definitive agreements, with potential joint venture partners;
4. potential regulatory issues applicable to the mineral exploration business;
5. the investment of the Company's capital or properties and the loss of control over the return of the Company's capital or assets;
6. the inability of management to capitalize on the growth opportunities presented by joint ventures; and
7. the insolvency of any joint venture partner.

There are no assurances that the Company would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

Unexpected delays: The Company's minerals business will be subject to the risk of unanticipated delays including permitting its contemplated projects. Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents. In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

Potential conflicts of interest: Several of the Company's directors are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest.

Competition with larger, better capitalized competitors: The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company's revenues, operations and financial condition could be materially adversely affected.

The Company does not intend to pay dividends: The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor's return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company's property has exposure to predominantly gold. The prices of these metals, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in the United States and is currently being reviewed worldwide. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's potential projects and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Credit Risk: Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash. The Company's limits its exposure to credit loss by placing its cash with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company's cash is invested in bank accounts.

The accompanying notes are an integral part of these consolidated financial statements.

Interest Risk: The Company's bank accounts earn interest income at variable rates. The fair value of its cash is relatively unaffected by changes in short-term interest rates.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Cautionary Note to US Readers

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BCSC"). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as "inferred" or "indicated" which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to US Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but not recognized by the SEC. This report may use the term "inferred resources". USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. USA investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Additional Information

Additional information relating to the Company, including news releases, financial statements and prior MD&A filings, is available on SEDAR at www.sedar.com.

The Company maintains a website at www.pantheraexploration.com, and has not entered into any agreements with any investor relations firms.

Outstanding Share Data

The Company's authorized share capital is an unlimited number of common and preferred shares without par value. As of December 31, 2009, there were 8,795,604 outstanding common shares. As of April 20, 2010 there were 13,495,604 outstanding common shares.

The Company had stock options outstanding and exercisable at April 29, 2010 as follows:

Number	Exercise Price	Expiry Date
700,000	$0.13	March 12, 2015

The Company had warrants outstanding and exercisable at April 20, 2010 as follows:

Number	Exercise Price $	Expiry Date
192,560	1.80	April 30, 2010
8,700	1.80	June 12, 2010
193,500	1.80	June 18, 2010
4,612,000	0.11	July 9, 2011
4,700,000	0.13	January 25, 2012
9,706,760	0.24	

More information on these instruments and the terms of their conversion are set out in Note 5 to the Company's December 31, 2009 audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 99.3



510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9

Date: 14/05/2010

To: All Canadian Securities Regulatory Authorities

Subject: PANTHERA EXPLORATION INC.

Dear Sirs:

Meeting Type :	**Annual General & Special Meeting (amended)**
Record Date for Notice of Meeting :	21/05/2010
Record Date for Voting (if applicable) :	21/05/2010
Beneficial Ownership Determination Date:	21/05/2010
Meeting Date :	24/06/2010
Meeting Location (if available) :	Terminal City Club 709 - 837 West Hastings Street Vancouver BC V6C 3N6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	69867E106	CA69867E1060

Sincerely,

**Computershare Trust Company of Canada /
Computershare Investor Services Inc.**

Agent for PANTHERA EXPLORATION INC.

Exhibit 99.4

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2010 AND 2009

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

PANTHERA EXPLORATION INC.

(the "Company")

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2010 and three months ended March 31, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

May 24, 2010

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(See Note 1 – Nature of Operations and Going Concern)

	March 31, 2010 $ (Unaudited)	December 31, 2009 $ (Audited)
A S S E T S		
CURRENT ASSETS		
Cash	431,609	186,280
Marketable securities (Note 3)	3,200	4,200
Other receivables and prepaid expenses	26,837	4,003
	461,646	194,483
MINERAL PROPERTY INTERESTS (Note 4)	9,764	9,764
	471,410	204,247
L I A B I L I T I E S		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	341,152	501,549
S H A R E H O L D E R S ' E Q U I T Y		
SHARE CAPITAL		
Authorized – Unlimited common shares without par value (Note 5)		
Issued and outstanding 13,495,604 (December 31, 2009 – 8,795,604)		
common shares	12,749,764	12,500,883
WARRANTS (Note 5 and 7)	668,577	307,417
CONTRIBUTED SURPLUS	1,811,040	1,730,689
ACCUMULATED OTHER COMPREHENSIVE INCOME	(1,800)	(800)
DEFICIT	(15,097,323)	(14,835,491)
	130,258	(297,302)
	471,410	204,247

APPROVED BY THE BOARD

"David Horton"   , Director

"Bruce Winfield"   , Director

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended March 31,	
	2010	**2009**
	$	**$**
EXPENSES		
Accounting and audit	18,079	13,000
Corporate development and investor relations	5,691	4,079
General exploration	3,858	6,548
Legal and professional fees	-	1,202
Management fees	41,045	33,875
Office and sundry	6,060	1,291
Salaries	102,168	-
Stock-based compensation (Note 6)	80,351	-
Transfer agent and regulatory fees	11,424	7,438
Travel	8,344	-
LOSS (INCOME) BEFORE OTHER ITEMS	277,020	67,433
OTHER INCOME (EXPENSE)		
Foreign exchange	15,188	(5,538)
Write-off of mineral properties	-	(1,279,502)
	15,188	(1,285,040)
LOSS FOR THE PERIOD	(261,832)	(1,352,473)
DEFICIT - BEGINNING OF PERIOD	(14,835,491)	(13,203,539)
DEFICIT - END OF PERIOD	(15,097,323)	(14,556,012)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.02)	(0.32)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	12,190,048	4,184,604

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended March 31,	
	2010	**2009**
	$	**$**
LOSS FOR THE PERIOD	(261,832)	(1,352,473)
OTHER COMPREHENSIVE LOSS		
Unrealized loss on available-for-sale marketable securities	(1,000)	(1,950)
TOTAL COMPREHENSIVE LOSS	(262,832)	(1,354,423)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

| | Three Months Ended March 31, | |
	2010 $	2009 $
CASH PROVIDED FROM (USED FOR)		
OPERATING ACTIVITIES		
Loss for the period	(261,832)	(1,352,473)
Items not affecting cash:		
Write-off of mineral property interests	-	1,279,502
Stock-based compensation	80,351	-
	(181,481)	(72,971)
Change in non-cash working capital balances:		
Other receivables and prepaid expenses	(22,834)	12,242
Accounts payable and accrued liabilities	(160,397)	49,043
	(364,712)	(11,686)
INVESTING ACTIVITIES	-	-
FINANCING ACTIVITIES		
Issuance of common shares and warrants	611,000	-
Share and warrant issue costs	(959)	-
	610,041	-
INCREASE (DECREASE) IN CASH	245,329	(11,686)
CASH - BEGINNING OF PERIOD	186,280	24,502
CASH - END OF PERIOD	431,609	12,816

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Canadian Dollars)

	Number of Common Shares	Amount of Common Shares (Note 5)	Contributed Surplus (Note 5)	Warrants (Note 5)	Accumulated Other Comprehensive Income (Note 5)	Retained Earnings (Accumulated Deficit) (Note 5)
Balance as at December 31, 2008	4,184,604	12,298,254	1,319,921	554,690	-	(13,203,539)
Private placement	4,612,000	210,631		169,859		
Share issue costs		(7,892)				
Warrant issue costs				(6,364)		
Expiration of warrants			410,768	(410,768)		
Shares returned to treasury	(1,000)	(110)				
Net unrealized gain (loss) on available-for-sale marketable securities					(800)	
Net loss						(1,631,952)
Balance as at December 31, 2009	8,795,604	$ 12,500,883	$ 1,730,689	$ 307,417	$ (800)	$(14,835,491)
Private placement	4,700,000	249,840		361,160		
Share issue costs		(959)				
Stock-based compensation			80,351			
Unrealized loss on available-for-sale marketable securities					(1,000)	
Net loss						(261,832)
Balance as at March 31, 2010	13,495,604	12,749,764	1,811,040	668,577	(1,800)	(15,097,323)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
FOR THE PERIOD ENDED MARCH 31, 2010
(Expressed in Canadian Dollars)

ACQUISITION COSTS

	USA Roy $	Total $
Balance, beginning of period	9,764	9,764
Acquisition costs – cash	-	-
	9,764	9,764
Write-off of mineral properties	-	-
	9,764	9,764
Proceeds from sale of mineral properties	-	-
Balance, end of period	9,764	9,764

EXPLORATION EXPENDITURES

	General (*) $
Cumulative costs expensed - beginning of period	6,444,268
Exploration expenditures during the period:	
Suppliers and contractors	3,858
Cumulative costs expensed - end of period	6,448,126

* Exploration expenditures for properties that were written of in previous years are included in the opening balance of general exploration

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND
THE THREE MONTHS ENDED MARCH 31, 2009
(Unaudited - Expressed in Canadian Dollars)

1.   **NATURE OF OPERATIONS AND GOING CONCERN**

Panthera Exploration Inc. (formerly Amera Resources Corporation) (the "Company") was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and, on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently, the Company considers itself to be an exploration stage company.

The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral property interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.

The Company has experienced recurring operating losses and has accumulated an operating deficit of $15,097,323 at March 31, 2010 (December 31, 2009 - $14,835,491) and a shareholders' equity of $130,258 at March 31, 2010 (December 31, 2009 – shareholders' deficit of $297,302). In addition, the Company had working capital of $120,494 at March 31, 2010 (December 31, 2009 – working capital deficiency of $307,066). Working capital is defined as current assets less current liabilities and provides a measure of the Company's ability to settle liabilities that are due within one year with assets that are also expected to be converted into cash within one year. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued operations, as intended, are dependent upon its ability to raise additional funding to meet its obligations and to attain profitable operations. Management's plan in this regard is to raise equity financing as required. There are no assurances that the Company will be successful in achieving these goals. These consolidated financial statements do not include adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

These interim consolidated financial statements and accompanying notes have been prepared in conformity with Canadian generally accepted accounting principles ("GAAP").

These interim consolidated financial statements include the accounts of the Company and its wholly-owed subsidiaries Recursos de los Andes S.A.C. (a Peru corporation), Amera-Chile Sociedad Contractual Minera (a Chile corporation), Amera Resources (BVI) Inc. (a British Virgin Island corporation) and Amera Resources (US) Inc. (a U.S. corporation). All inter-company transactions and balances have been eliminated upon consolidation.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND
THE THREE MONTHS ENDED MARCH 31, 2009
(Unaudited - Expressed in Canadian Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, except that they do not contain all disclosures as required for annual financial statements. The interim financial statements have been prepared following the same accounting policies as for the consolidated financial statements for the year ended December 31, 2009 except as noted. Accordingly, they should be read in conjunction with the 2009 financial statements and the notes thereto.

Cash and cash equivalents

Cash and cash equivalents are classified as held for trading and include short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company places its deposits with financial institutions with high credit standings.

Marketable Securities

Marketable securities are designated as available-for-sale and recorded at fair value, with changes in fair value recorded in the statement of other comprehensive income. The fair value of marketable securities is obtained by reference to the current quoted bid price on the balance sheet date. When it is determined that a decrease in fair value is other than temporary a loss will be recorded in other income (expense).

Translation of Foreign Currencies

The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, *Business Combinations*, Section 1601, *Consolidations*, and Section 1602, *Non-controlling Interests*. These sections replace the former CICA Handbook Section 1581, *Business Combinations* and Section 1600, *Consolidated Financial Statements* and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, *Business Combinations* (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND
THE THREE MONTHS ENDED MARCH 31, 2009
(Unaudited - Expressed in Canadian Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards ("IAS") 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections as it has not adopted then yet.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is evaluating the financial reporting impact of the transition to IFRS.

3.   MARKETABLE SECURITIES

As at March 31, 2010, the Company held 10,000 (March 31, 2009 – 10,000) common shares of Astral Mining Corporation ("Astral") which had a quoted market value of $3,200 (March 31, 2009 - $3,050). The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur. An unrealized loss of $1,000 was recorded for the three month period ended March 31, 2010.

4.   MINERAL PROPERTY INTERESTS

The schedule below summarizes the carrying costs of acquisition costs and all exploration expenditures incurred to date for each mineral property interest that the Company is continuing to explore as at March 31, 2010 and December 31, 2009:

| | March 31, 2010 | | | December 31, 2009 | | |
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
USA						
Roy Property, Walker Lane, Nevada	9,764	-	9,764	9,764	-	9,764
	9,764	-	9,764	9,764	-	9,764

5.   SHARE CAPITAL AND WARRANTS

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND
THE THREE MONTHS ENDED MARCH 31, 2009
(Unaudited - Expressed in Canadian Dollars)

On July 9, 2009 the Company closed a non-brokered private placement financing of 4,612,000 units at a price of $0.0825 per unit for gross proceeds of $380,490. Each Unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share, exercisable at a price of $0.11 expiring July 9, 2011. Aggregate finders' fee of $14,256 was paid in cash to an arm's length party to the Company on a portion of the financing.

On January 25, 2010 the Company closed a non-brokered private placement consisting of the issuance of 4,700,000 units at a price of $0.13 per unit, for gross proceeds of $611,000. Each Unit consists of one common share and one common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two. Aggregate finders' fee of $936 was paid in cash to an arm's length party to the Company on a portion of the financing.

6.   **STOCK OPTIONS**

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. Stock options granted vest immediately and are subject to a four-month hold period and exercisable for a period of five years.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (CAD$)
Balance at December 31, 2008	-	-
Granted	-	-
Exercised	-	-
Expired	-	-
Forfeited	-	-
Balance at December 31, 2009	-	-
Granted	700,000	-
Exercised	-	-
Cancelled	-	-
Expired	-	-
Balance at March 31, 2010	700,000	0.13
Number of stock options exercisable	700,000	0.13

6.   **STOCK OPTIONS** (continued)

As at March 31, 2010, the following stock options were outstanding as follows:

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND
THE THREE MONTHS ENDED MARCH 31, 2009
(Unaudited - Expressed in Canadian Dollars)

Number of Shares Outstanding	Exercise Price (CAD$)	Expiry Date
700,000	0.13	March 11, 2015
700,000		

Total stock options granted during the three months ended March 31, 2010 were 700,000 (three months ended March 31, 2010 – Nil). Stock options granted vest immediately but are subject to a four month hold period. Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the three months ended March 31, 2010 was $80,350 (three months ended March 31, 2009 - Nil).

The weighted average fair value of stock options granted is estimated to be $ 0.12 for the three months ended March 31, 2010 (three months ended March 31, 2009 – Nil) by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Risk-free interest	1.46%	-
Expected dividend yield	-	-
Expected stock price volatility	166%	-
Expected option life in years	2.5	-

7. **WARRANTS**

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price $
Balance at December 31, 2009	5,006,760	0.24
Granted	4,700,000	0.18
Balance at March 31, 2010	9,706,760	0.21

On January 25, 2010 the Company closed a non-brokered private placement consisting of the issuance of 4,700,000 units at a price of $0.13 per unit, for gross proceeds of $611,000. Each Unit consists of one common share and one common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two. Aggregate finders' fee of $936 was paid in cash to an arm's length party to the Company on a portion of the Financing.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND
THE THREE MONTHS ENDED MARCH 31, 2009
(Unaudited - Expressed in Canadian Dollars)

7.   WARRANTS (continued)

At March 31, 2010, the following warrants were outstanding as follows:

Number of Warrants Outstanding	Exercise Price (CAD$)	Expiry Date
192,560	1.80	April 30, 2010
8,700	1.80	June 12, 2010
193,500	1.80	June 18, 2010
4,612,000	0.11	July 9, 2011
4,700,000	0.18	January 25, 2012
9,706,760		

8.   RELATED PARTY TRANSACTIONS

(a)   The former President of the Company provides his services on a full-time basis under a contract with a private company controlled by the former President for an annual fee of $87,500. During the three months ended March 31, 2010, the Company paid fees of $nil (2009 - $21,875) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

On December 18, 2009 the Company terminated his contract. The termination payment of $131,250 was paid during the three months ended March 31, 2010.

(b)   During the three months ended March 31, 2010 the Company paid consulting fees in the amount of $7,500 (2009 - $Nil) to a company controlled by an officer of the Company.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.   SEGMENTED INFORMATION

The Company is primarily involved in mineral exploration activities in the United States and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the three months ended March 31, 2010.

The Company's total assets are segmented geographically as follows:

	March 31, 2010				
	Corporate Canada $	Argentina $	Peru $	USA $	Total $
Current assets	403,756	41,524	16,366		461,646
Mineral property interests	-	-	-	9,764	9,764
	403,756	41,524	16,366	9,764	471,410

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND
THE THREE MONTHS ENDED MARCH 31, 2009
(Unaudited - Expressed in Canadian Dollars)

9.   SEGMENTED INFORMATION (continued)

	December 31, 2009			
	Corporate Canada $	**United States $**	**Peru $**	**Total $**
Current assets	193,087	-	1,396	194,483
Mineral property interests	-	9,764	-	9,764
	193,087	9,764	1,396	204,247

10.   FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

The Company's marketable securities are classified as available for sale and fair value is determined using bid prices at the balance sheet date with any temporary unrealized gains or losses recognized in other comprehensive income.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents in term deposits with financial institutions that operate globally. Also, as the majority of its receivables are with the governments of Canada and Peru in the form of sales tax, the credit risk is minimal. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due (Note 1). The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares and warrants to fund exploration programs and may require doing so again in the future.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND
THE THREE MONTHS ENDED MARCH 31, 2009
(Unaudited - Expressed in Canadian Dollars)

10.   FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Market risk

(i)   Currency risk

Financial instruments that impact the Company's net earnings or other comprehensive income due to currency fluctuations include: US dollars; Peruvian Soles; Argentine Pesos; all denominated in cash and cash equivalents, accounts receivable and accounts payable. The sensitivity of the Company's net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar, Argentine Peso and Peruvian Sole is summarized in the table below:

	March 31, 2010					
	10% Increase in the Argentine Peso	10% Decrease in the Argentine Peso	10% Increase in the Peruvian Sole	10% Decrease in the Peruvian Sole	10% Increase in the US Dollar	10% Decrease in the US Dollar
Increase (decrease) in net earnings	$3,867	$(3,867)	$(14,266)	$14,266	$8,450	$(8,450)
Increase (decrease) in other comprehensive (loss) income	-	-	-	-	-	-
Comprehensive (loss) income	$3,867	$(3,867)	$(14,266)	$14,266	$8,450	$(8,450)

(ii)   Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at variable rates. The fair value of cash and cash equivalents approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

(c) Capital Management

The Company's objectives of capital management are intended to safeguard the entity's ability to support the Company's normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company's assets.

To effectively manage the entity's capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to develop the project and may require doing so again in the future.

10.   FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND
THE THREE MONTHS ENDED MARCH 31, 2009
(Unaudited - Expressed in Canadian Dollars)

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

11.   SUBSEQUENT EVENTS

On April 7, 2010 the Company settled a debt of $215,696 with a drilling Company by paying cash of $129,361 and transferring the shares of the Company's Peruvian subsidiary, Recursos de los Andes S.A.C.

110,000 warrants were exercised for gross proceeds of $12,100.

Exhibit 99.5

PANTHERA EXPLORATION INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND
THE THREE MONTHS ENDED MARCH 31, 2009

Introduction

The following discussion of the operating results and the financial position of Panthera Exploration Inc. (the "Company") which have been prepared on the basis of available information up to May 24, 2010, should be read in conjunction with the annual audited consolidated financial statement and notes thereto of the Company for the years ended December 31, 2009 and 2008 and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended March 31, 2010 and 2009. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations. There is no guarantee of future performance as actual results could change based on factors beyond management's control. Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Company Overview

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSX-V") under the symbol "AMS". In December 2008, the Company consolidated its outstanding common shares on a 10 for 1 basis and changed the name of the Company to Panthera Resources Inc. trading on the TSX-V under the symbol "PNX".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company's material mineral property interest is located in the United States. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proven reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and the USA (SEC).

<u>USA</u>

Roy and Hills Properties, Nevada

The Roy and Hills Properties consist of two claim blocks in the Roysten Hills in the Walker Lane District of west central Nevada. The 478 ha (1,180 acres) Roy claim blocks and the 227 ha (560 acres) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

In 2006, the Company signed a Letter of Intent with Astral Mining Corporation ("Astral") to option to them the Roy and Hills properties. Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. Astral can earn an initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange for this agreement.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects. The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold (hole R-07-5). This hole, along with R-07-03, was designed to test the area where surface samples of subcropping bladed quartz vein material assayed 41.5 g/t gold. The option agreement was terminated by Astral in 2008. Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company dropped the Hills property in 2008 and still maintains title to the Roy property.

The Roy and Hills drilling program was carried out under the supervision of John Rice, C.P.G., and a Qualified Person. All analytical work for the Roy and Hills drilling program was performed by American Assay Laboratories Inc, located in Sparks, Nevada. The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo, a director of the Company and a Qualified Person.

<u>Selected Annual Financial Information</u>

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

	Years Ended December 31,		
	2009 **$**	**2008** **$**	**2007** **$**
Total revenue	Nil	Nil	Nil
Net loss for the year	(1,631,952)[(1)]	(3,472,349)[(2)]	(3,073,797)
Loss per share – basic and diluted	(0.26)	(0.90)	(1.00)
Total assets	204,247[(3)]	1,524,520[(4)]	3,588,597

    (1)   includes $1,299,632 in write-off of mineral properties offset by a credit of $90,815 of exploration expenses.

    (2)   includes $2,165,600 in exploration expenses and $411,946 in write-off of mineral properties

    (3)   decrease is compared to 2008 is primarily due to write-off of mineral properties and sale of Pervuvian and Argentine mineral property interests to Golden Arrow Resources Corp ("Golden Arrow").

    (4)   decrease in total assets compared to 2007 is due to fewer issuances of common shares and warrants and a decrease in short term investments.

<u>Results Of Operations – For The Three Months Ended March 31, 2010 Compared To The Three Months</u>

<u>**Ended March 31, 2009**</u>

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

Other income (expense)

During the three months ended March 31, 2010, other income increased by $1,300,228, to $15,188 compared to other expenses of $(1,285,040) for the three months ended March 31, 2009. The increase in other income is largely due to:

-   A foreign exchange gain of $(15,188) for the three months ended March 31, 2010 compared to a foreign exchange loss $(5,538) for the three months ended March 31, 2009. This primarily resulted from the appreciation of the Canadian dollar against the Peruvian new sol.

-   A write-off of mineral properties of $nil for the three months ended March 31, 2010 compared to a write-off of mineral properties $(1,279,502) for the three months ended March 31, 2009. During the year ended December 31, 2009, the majority of the Company's properties were written-off and then subsequently sold to Golden Arrow Resources Corp.

Expenses

During the three months ended March 31, 2010, expenses increased by $209,587, to $(277,020) compared to $(67,433) for the three months ended March 31, 2009. The increase in expenses is largely due to:

-   An increase of $109,308 in management fees and salaries. Management fees and salaries totaled $143,213 for the three months ended March 31, 2010 compared to $33,875 for the three months ended March 31, 2009. A fixed fee for geological, corporate development, administrative and management services was charged by a management company in the three months ended March 31, 2010 not present in the prior period. Also, management salaries and consulting fees were higher for the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

-   An increase of $80,351 in stock-based compensation. Stock-based compensation was $80,351 for the three months ended March 31, 2010 compared to $nil for the three months ended March 31, 2009. Stock options were granted in the three months ended March 31, 2010 compared to none in the prior period.

The net loss for the three months ended March 31, 2010 was $(261,832) or $(0.02) per basic and diluted share compared to net loss of $(1,352,473) or $(0.32) per basic and diluted share for the three months ended March 31, 2009.

<u>**Cash Flow**</u>

Operating Activities

Cash outflow from operating activities was $364,712 for the three months ended March 31, 2010 compared to $11,686 for the three months ended March 31, 2009. Payment of outstanding accounts payable from the year ended December 31, 2009 and current ongoing corporate and administrative cash costs contributed to the increase in cash outflow.

Financing Activities

Proceeds from the issuance of common shares and warrants were $611,000 for the three months ended March 31, 2010 compared to $nil for the three months ended March 31, 2009. This was offset by share and warrant issue costs of $959 in the three months ended March 31, 2010 compared to $nil for the three months ended March 31, 2009

Investing Activities

No investing activities occurred during the three months ended March 31, 2010 and 2009.

<u>**Balance Sheet**</u>

At March 31, 2010, the Company had total assets of $471,410 compared with $204,247 in total assets at December 31, 2009. This increase is primarily a result of an increase in cash related to the issuance of common shares and warrants. Working capital at March 31, 2010 was $190,494 compared to a working capital deficiency of $(307,066) at December 31, 2009, as a result of a decrease in accounts payable balances and proceeds from common share and warrant issuance.

Selected Quarterly Financial Information

	2010	2009				2008		
	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(261,832)	(258,474)	(6,521)	(14,484)	(1,352,473)	(315,755)	(529,824)	(949,888)
Net Loss per Common Share Basic and Diluted	(0.02)	(0.04)	(0.00)	(0.00)	(0.21)	(0.09)	(0.13)	(0.24)

Liquidity and Capital Resources

The Company has experienced recurring operating losses and has accumulated an operating deficit of $15,097,323 at March 31, 2010 (December 31, 2009 - $14,835,491) and a shareholders' equity of $130,258 at March 31, 2010 (December 31, 2009 – shareholders' deficit of $297,302). In addition, the Company had working capital of $120,494 at March 31, 2010 (December 31, 2009 – working capital deficiency of $307,066). Working capital is defined as current assets less current liabilities and provides a measure of the Company's ability to settle liabilities that are due within one year with assets that are also expected to be converted into cash within one year.

The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all its planned activities. The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

The Company's cash position at March 31, 2010 was $431,609, an increase of $245,329 from December 31, 2009. This increase is primarily due to the proceeds received from issuance of common shares offset by payment of accounts payable and operational and administrative expenses.

The Company has financed its operations through the sale of its equity securities. During the three months ended March 31, 2010, the Company completed:

- a non-brokered private placement financing of 4,700,000 units at a price of $0.13 per unit, for gross proceeds to the Company of $611,000. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two.

The Company has received $Nil from the exercise of warrants and options for the three months ended March 31, 2010 (2009 - $Nil).

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Contractual Commitments

As of March 31, 2010, the Company had no commitments.

Capital Stock

At March 31, 2010, the Company had unlimited authorized common shares without par value. As at March 31, 2010, an aggregate of 13,495,604 common shares were issued and outstanding. As at May 24, 2010, 13,605,604 common shares were issued and outstanding.

Balance as at December 31, 2008	4,184,604	12,298,254	1,319,921	554,690	-	(13,203,539)
Private placement	4,612,000	210,631		169,859		
Share issue costs		(7,892)				
Warrant issue costs				(6,364)		
Expiration of warrants			410,768	(410,768)		
Shares returned to treasury	(1,000)	(110)				
Net unrealized gain (loss) on available-for-sale marketable securities					(800)	
Net loss						(1,631,952)
Balance as at December 31, 2009	8,795,604	$ 12,500,883	$ 1,730,689	$ 307,417	$ (800)	$(14,835,491)
Private placement	4,700,000	328,310		282,690		
Share issue costs		(959)				
Stock-based compensation				80,351		
Unrealized loss on available-for-sale marketable securities					(1,000)	
Net loss						(261,832)
Balance as at March 31, 2010	13,495,604	12,828,234	1,811,040	590,107	(1,800)	(15,097,323)

The Company had the following warrants outstanding as at May 24, 2010:

Number of Warrants Outstanding	Exercise Price (CAD$)	Expiry Date
192,560	1.80	April 30, 2010
8,700	1.80	June 12, 2010
193,500	1.80	June 18, 2010
4,502,000	0.11	July 9, 2011
4,700,000	0.18	January 25, 2012
9,596,760		

The following summarizes information about the stock options outstanding as at May 24, 2010:

Number of Shares Outstanding	Exercise Price (CAD$)	Expiry Date
700,000	0.13	March 11, 2015
700,000		

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Parties Transactions

(a)   The former President of the Company provides his services on a full-time basis under a contract with a private company controlled by the former President for an annual fee of $87,500. During the three months ended March 31, 2010, the Company paid fees of $nil (2009 - $21,875) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

On December 18, 2009 the Company terminated his contract. The termination payment of $131,250 was paid during the three months ended March 31, 2010.

(b)   During the three months ended March 31, 2010 the Company paid consulting fees in the amount of $7,500 (2009 - $Nil) to a company controlled by an officer of the Company.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

Subsequent to March 31, 2010:

1)   On April 7, 2010 the Company settled a debt of $215,696 with a drilling Company by paying cash of $129,361 and transferring the shares of the Company's Peruvian subsidiary, Recursos de los Andes S.A.C.

2)   110,000 warrants were exercised for gross proceeds of $12,100.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2009. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The estimated fair value of awards of stock-based compensation is charged to expense over the period that it is earned, with offsetting amounts to contributed surplus. If the stock-based compensation is for past services, it is expensed immediately. If the stock-based compensation is forfeited, no amounts are charged to expense. If stock options are exercised then the fair value of the options is re-classed from contributed surplus to share capital.

Mineral Property Interests

Exploration expenditures are charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then costs are written off, or if its carrying value has been impaired, the costs are written down to fair value.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements. Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

The Company accounts for foreign value added taxes paid as part of exploration expense. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a recovery in exploration expense.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, *Business Combinations*, Section 1601, *Consolidations*, and Section 1602, *Non-controlling Interests*. These sections replace the former CICA Handbook Section 1581, *Business Combinations* and Section 1600, *Consolidated Financial Statements* and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, *Business Combinations* (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.
It is equivalent to the corresponding provisions of IFRS International Accounting Standards ("IAS") 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. At this time the Company does not anticipate these sections prior to the adoption of IFRS and therefore does not expect any impact to the consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the CICA announced that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. This includes a requirement to present comparative financial information in accordance with IFRS for 2010. Accordingly, our first interim consolidated financial statements will be presented in accordance with IFRS for the three months ending March 31, 2011 with 2010 comparative results.

The Company has commenced a preliminary review of the Canadian equivalents to IFRS. At this stage of the transition, no areas have been identified that may have an impact on the financial statements of the Company. As at March 31, 2010 the Company has adopted its IFRS changeover plan and management has completed an IFRS diagnostic and has quantified and analyzed differences between Canadian GAAP and IFRS as part of its first phase of transition. The remaining phases: development and implementation, and post-implementation and review will be completed during the remainder of 2010. We note that Canadian GAAP to IFRS may be amended prior to adoption.

Management has considered the differences between Canadian GAAP and IFRS and to date has identified that there are likely no material differences to the majority of line items appearing in the Company's balance sheet and income statement from what it has recorded under Canadian GAAP.

The specific areas where no applicable differences in recognition and measurement have been identified between IFRS and Canadian GAAP are cash, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities.

Certain relevant accounting differences between Canadian GAAP and IFRS and the possible impacts on the consolidated financial statements of the Company are described below:

Financial Statement Component	IFRS	Canadian GAAP	Possible Impact
Exploration Expenditures and Development Costs	An entity shall determine a policy specifying which expenditures are recognized as exploration and evaluation assets and apply the policy consistently. In making this determination, an entity considers the degree to which the expenditure can be associated with finding specific mineral resources. Exploration Expenditures shall be recognized at cost. The Company can elect to measure exploration and evaluation assets using either cost model or the revaluation model.	Exploration costs related to mining properties may initially be capitalized if an enterprise considers that such costs have the characteristics of property, plant and equipment and that capitalization is appropriate to its circumstances. Exploration and evaluation assets are measured at cost. Canadian GAAP does not allow for the revaluation of exploration and evaluation assets other than during a business combination.	No impact. Continue with existing policy under IFRS 6.
Foreign Currency Translation	Defines functional currency as the currency of the primary economic environment in which the entity operates. Foreign currency translation methods are based on the functional currency concept.	Does not directly define functional currency. Foreign currency translation is based on the concept of integrated and self-sustaining foreign operations.	No impact expected at this time.

Impairment of Non-Current Assets	Assess at each reporting date whether there is any indication that an asset (other than goodwill and intangible assets with indefinite lives) may be impaired.	A long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.	No impact expected at this time.
	Impairment loss recognition is a one-step process based on discounted cash flows. Impairment losses are recognized when the carrying value exceeds the recoverable amount, which is the higher of (a) value in use and (b) fair value less costs to sell.	Impairment testing is based on a two-step test. Once an impairment loss is identified on an undiscounted cash flow basis (step 1), the impairment loss is measured as the amount by which the carrying value exceeds fair value (step 2).	
		An impairment loss relating to long-lived assets should not be reversed even if the fair value subsequently increases	
	An impairment loss recognized in prior periods for an asset shall be reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized.		
Share-Based Payments	For graded-vesting features, IFRS requires each instalment to be treated as a separate share option grant, because each instalment has a different vesting period, and hence the fair value of each instalment will differ.	Allows the option to use the straight-line method or the attribution method to account for graded-vesting features.	No impact expected at this time.
	Requires that forfeitures be estimated at the time of grant to eliminate distortion of remuneration expense recognized during the vesting period. The estimate should be revised if subsequent information indicates that actual forfeitures are likely to differ from previous estimates.	Permits companies to either estimate the forfeitures at time of grant date or record the entire expense as if all its stock option grants vest and then record forfeitures as they occur	

Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

The Company's marketable securities are classified as available for sale and fair value is determined using bid prices at the balance sheet date with any temporary unrealized gains or losses recognized in other comprehensive income.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents in term deposits with financial institutions that operate globally. Also, as the majority of its receivables are with the governments of Canada and Peru in the form of sales tax, the credit risk is minimal. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due (Note 1). The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares and warrants to fund exploration programs and may require doing so again in the future.

Market risk

(iii)   Currency risk

Financial instruments that impact the Company's net earnings or other comprehensive income due to currency fluctuations include: US dollars; Peruvian Soles; Argentine Pesos; all denominated in cash and cash equivalents, accounts receivable and accounts payable. The sensitivity of the Company's net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar, Argentine Peso and Peruvian Sole is summarized in the table below:

	March 31, 2010					
	10% Increase in the Argentine Peso	10% Decrease in the Argentine Peso	10% Increase in the Peruvian Sole	10% Decrease in the Peruvian Sole	10% Increase in the US Dollar	10% Decrease in the US Dollar
Increase (decrease) in net earnings	$3,867	$(3,867)	$(14,266)	$14,266	$8,450	$(8,450)
Increase (decrease) in other comprehensive (loss) income	-	-	-	-	-	-
Comprehensive (loss) income	$3,867	$(3,867)	$(14,266)	$14,266	$8,450	$(8,450)

(iv)   Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at variable rates. The fair value of cash and cash equivalents approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

(c) Capital Management

The Company's objectives of capital management are intended to safeguard the entity's ability to support the Company's normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company's assets.

To effectively manage the entity's capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

Risk Factors and Uncertainties

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. A number of the risks and uncertainties are discussed below:

History of losses: The Company has historically incurred losses as evidenced by its audited consolidated financial statements for the years ended December 31, 2009 and 2008. The Company has financed its operations principally through the sale of its equity securities. The Company does not anticipate that it will earn any revenue from its operations until its properties are placed into production, if ever. If the Company is unable to place its properties into production, the Company may never realize revenues from operations, will continue to incur losses and you may lose the value of your investment.

Joint ventures and other partnerships: The Company may seek joint venture partners to provide funding for further work on any or all of its other properties. Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture. Any investments, strategic alliances or related efforts are accompanied by risks such as:

1. the difficulty of identifying appropriate joint venture partners or opportunities;
2. the time the Company's senior management must spend negotiating agreements, and monitoring joint venture activities;
3. the possibility that the Company may not be able to reach agreement on definitive agreements, with potential joint venture partners;
4. potential regulatory issues applicable to the mineral exploration business;
5. the investment of the Company's capital or properties and the loss of control over the return of the Company's capital or assets;
6. the inability of management to capitalize on the growth opportunities presented by joint ventures; and
7. the insolvency of any joint venture partner.

There are no assurances that the Company would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

Unexpected delays: The Company's minerals business will be subject to the risk of unanticipated delays including permitting its contemplated projects. Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents. In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

Potential conflicts of interest: Several of the Company's directors are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk

11

that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest.

Competition with larger, better capitalized competitors: The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company's revenues, operations and financial condition could be materially adversely affected.

The Company does not intend to pay dividends: The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor's return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company's property has exposure to predominantly gold, silver and copper. The prices of these metals, especially gold, silver and copper, greatly affect the value of the Company and the potential value of its property and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in the United States and is currently being reviewed worldwide. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's potential projects and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Credit Risk: Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash. The Company's limits its exposure to credit loss by placing its cash with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company's cash is invested in bank accounts.

Interest Risk: The Company's bank accounts earn interest income at variable rates. The fair value of cash and cash equivalents approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Cautionary Note to US Readers

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BCSC"). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as "inferred" or "indicated" which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to US Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but not recognized by the SEC. This report may use the term "inferred resources". USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. USA investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

On November 23, 2007, the British Columbia Securities Commission exempted Venture Issuers from the requirement to certify disclosure controls and procedures, as well as, Internal Controls over Financial Reporting as of December 31, 2007, and thereafter. The Company is a Venture Issuer; therefore it files the venture issuer basic certificates. The Company makes no assessment relating to establishment and maintenance of disclosure controls and procedures as defined under National Instrument 52-109 as at March 31, 2010.

Additional Information

Additional information relating to the Company, including news releases, financial statements and prior MD&A filings, is available on SEDAR at www.sedar.com.

The Company maintains a website at www.pantheraexploration.com, and has not entered into any agreements with any investor relations firms.

Exhibit 99.6



Suite 709 - 837 West Hastings Street, Vancouver, B.C. V6C 3N6	TSX Venture Exchange	**PNX**
tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058	OTC	PNXLF
www.pantheraexploration.com • info@pantheraexploration.com	Frankfurt	WKN A0RK7E

NEWS RELEASE – May 27, 2010

PANTHERA APPOINTS CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY

Panthera Exploration Inc. ("Panthera" or the "Company") (PNX-TSX.V; PNXLF-OTC; OAY1-Frankfurt) is pleased to announce the appointment of Bassam Moubarak to the position of Chief Financial Officer and Corporate Secretary, replacing Acting Chief Financial Officer, Michael Clark.

Mr. Moubarak is a Chartered Accountant with expertise in corporate finance, corporate reporting, financial processes, financing and risk management. Prior to joining Panthera, Mr. Moubarak was Chief Financial Officer of Petaquilla Minerals Ltd. where he was instrumental in raising in excess of $120 Million to develop and bring into production the Molejon Gold Mine. He also assisted in the sale of Petaquilla Copper Ltd to Inmet Mining Corporation. Mr. Moubarak also previously held the position of Senior Manager with the public accounting firm of Deloitte & Touche LLP., where he led audits of public companies and oversaw SOX 404 implementations with specific emphasis on the mining industry. Mr. Moubarak has a B.A. in Economics from Simon Fraser University.

The Company is delighted that Mr. Moubarak with his expertise in the mining industry and background in finance has joined the Panthera team and also wishes to thank Mr. Clark for his service as Acting Chief Financial Officer in the interim.

Panthera Exploration is a Vancouver-based exploration company listed on the TSX Venture Exchange under the symbol PNX. Management is currently evaluating acquisitions to build its property portfolio with a focus on Latin America due to its excellent potential and to capitalize on Management's knowledge and contacts, gained from over twenty years experience working in that region. Panthera is a member of the Grosso Group, a resource management group with over 15 years experience exploring South America.

ON BEHALF OF THE BOARD

"Bruce Winfield"

Bruce Winfield, President & CEO

For further information please contact, Bruce Winfield at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@pantheraexploration.com, or visit the Company's web site at http://www.pantheraexploration.com.

2010

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

   Panthera Exploration Inc. (the "Issuer")
   #709 - 837 West Hastings Street
   Vancouver, BC V6C 3N6
   Phone: (604) 687-1828

2. **Date of Material Change**

   May 27, 2010

3. **Press Release**

   The press release was released on March 27, 2010 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4. **Summary of Material Change(s)**

   The following is summary of the nature and substance of the material changes:

   The Issuer has appointed Bassam Moubarak to the position of Chief Financial Officer and Corporate Secretary.

5. **Full Description of Material Change**

   Panthera Exploration Inc. ("Panthera" or the "Company") (PNX-TSX.V; PNXLF-OTC; OAY1-Frankfurt) is pleased to announce the appointment of Bassam Moubarak to the position of Chief Financial Officer and Corporate Secretary, replacing Acting Chief Financial Officer, Michael Clark.

   Mr. Moubarak is a Chartered Accountant with expertise in corporate finance, corporate reporting, financial processes, financing and risk management. Prior to joining Panthera, Mr. Moubarak was Chief Financial Officer of Petaquilla Minerals Ltd. where he was instrumental in raising in excess of $120 Million to develop and bring into production the Molejon Gold Mine. He also assisted in the sale of Petaquilla Copper Ltd to Inmet Mining Corporation. Mr. Moubarak also previously held the position of Senior Manager with the public accounting firm of Deloitte & Touche LLP., where he led audits of public companies and oversaw SOX 404 implementations with specific emphasis on the mining industry. Mr. Moubarak has a B.A. in Economics from Simon Fraser University.

   The Company is delighted that Mr. Moubarak with his expertise in the mining industry and background in finance has joined the Panthera team and also wishes to thank Mr. Clark for his service as Acting Chief Financial Officer in the interim.

   Panthera Exploration is a Vancouver-based exploration company listed on the TSX Venture Exchange under the symbol PNX. Management is currently evaluating acquisitions to build its property portfolio with a focus on Latin America due to its excellent potential and to capitalize on Management's knowledge and contacts, gained from over twenty years experience working in that region. Panthera is a member of the Grosso Group, a resource management group with over 15 years experience exploring South America.

6.   **Reliance on subsection 7.1(2) of National Instrument 51-102**
        Not Applicable

7.   **Omitted Information**
        Not Applicable

8.   **Executive Officer**

        Bruce Winfield, President and CEO
        Phone: (604) 687-1828

9.   **Date of Report**

        May 27, 2010.

Exhibit 99.8

PANTHERA EXPLORATION INC.
(the "Company")
Suite 709 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

INFORMATION CIRCULAR
(Containing information as at May 21, 2010)

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 24, 2010 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT OF PROXY HOLDERS

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company. **A Shareholder entitled to vote at the Meeting, may wish to appoint some other person (who need not be a Shareholder) to represent him at the meeting other than the persons designated in the Proxy. You may do so by inserting the desired person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.**

VOTING BY PROXY HOLDER

The person you name in the proxy will vote or withhold from voting on any ballot the Common Shares represented in the proxy according to your instructions. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The proxy confers discretionary authority on the person named therein with respect to:

(a)   each matter or group of matters identified in the Proxy for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)   any amendment to or variation of any matter identified therein, and

(c)   any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting. If you are a registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a Proxy, you must complete, date and sign the Proxy, and then return it to: Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or the Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof at which the Proxy is to be used.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders are beneficial shareholders whose Shares are not registered in their own names ("Beneficial Shareholders"). Only Registered Shareholders, or the persons they appoint as their proxies, as of the Record Date, are permitted to vote at the Meeting.

All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

If you are a Beneficial Shareholder, whose Shares are not registered in your name, your Shares are registered either:

> (a)   in the name of an intermediary that you deal with in respect of your Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans; or
>
> (b)   in the name of a clearing agency (such as The Canadian Depository for Securities Limited in Canada or Cede & Co. in the United States) of which the intermediary is a participant,

all of which are referred to as "**Intermediaries**" in this Information Circular. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of The Canadian Depository for Securities Limited are held.

Shares held for Beneficial Shareholders by Intermediaries can only be voted at the Meeting upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares held for Beneficial Shareholders. **Therefore, if you are a Beneficial Shareholder, you should ensure that your voting instructions are communicated to the appropriate person well in advance of the Meeting.**

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). NOBOs can expect to receive a scanable Voting Instruction Form (VIF) from our Transfer Agent, Computershare Trust Company of Canada [or Computershare Investor Services Inc. as the case might be ("Computershare")]. **These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile.** In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

In accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and Intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings unless the Beneficial Shareholders has waived the right to receive meeting materials.

Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Intermediary, which is the Registered Shareholder, how to vote on behalf of the Beneficial Shareholder.

Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxy holders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the materials to the Intermediary as directed.

This Information Circular and related material is being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. **Please return your instructions as specified in the request for voting instructions.**

REVOCABILITY OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at 709 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, at any time up to and including the last business day preceding the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Issued and Outstanding:	13,595,604 Common shares without par value
Authorized Capital:	Unlimited Common shares without par value

Only Shareholders of record at the close of business on May 21, 2010 (the "Record Date") for determination of persons entitled to receive notice of the Meeting, are entitled to vote at the Meeting and. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or who complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

Each Shareholder is entitled to one vote for each common share registered in his name on the list of Shareholders. The list is available for inspection during normal business hours at the office of the Transfer Agent and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

NUMBER OF DIRECTORS

At the meeting, the Shareholders will be asked to pass an ordinary resolution to set the number of directors at five.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia).

The following table and notes set out the names of management's nominees for election as a director, the province or state and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time he has been a director of the Company, and the number of shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Province or State and Country of Residence[1]	Principal Occupation and if not at present an elected Director, Occupation during the past five years[1]	Director Since	No. of Shares beneficially held[2]
BRUCE WINFIELD Director, President and CEO British Columbia, Canada	President and CEO of the Company from December, 2009 to present; director of Trade Winds Ventures Inc. from February 2006 to present; director and President and CEO of Portal Resources Ltd. from March 2004 until August 2008.	Dec. 18, 2009	680,000
GERALD CARLSON[2] Director British Columbia, Canada	President, CEO and director of Copper Ridge Explorations Inc. from 1999 to present; director of Enertopia Corporation (formerly Golden Aria Corp.) from March 2005 to present; director of Almaden Minerals Ltd. from July 1998 to present; Chairman and director of Kobex Minerals Inc. (formerly IMA Exploration Inc.) from February 1999 to December 2007; director of Blue Sky Uranium Corp. from April 2009 to present; director of Tarsis Capital Corp. from July 2007 to present; director of BonTerra Resources Inc. from July 2007 to October 2009; director of Taipan Resources Inc. from October 2009 to present; director of Fairmont Resources Inc. December 2009 to present; President of the Society of Economic Geologists Canada Foundation.	Nov. 10, 2006	5,000
DAVID HORTON[2] Director British Columbia, Canada	Senior Vice-President of Canaccord Financial Inc. from 1996 to present; director of Blue Sky Uranium Corp from November 2009 to present, director of Golden Arrow Resources Corporation from July 2004 to present; director of Golden Alliance Resources Corp. from January 2010 to present; and director of Eagle I Capital Corporation from October 2008 to present.	Feb. 10, 2010	160,000
ROBERT COLTURA[2] Director British Columbia, Canada	President, Matalia Investments Ltd. from 1993 to present; President of BonTerra Resources Inc. from May 2007 to May 2009; President of Fairmont Resources Inc. from April 2009 to present; and President of Mega Copper Ltd. from February 2010 to present.	Aug. 2, 2002	1,433
DAVID TERRY Director British Columbia, Canada	VP Exploration for the Company from March 2004 to December 2009; Vice President, Exploration for Grosso Group Management Ltd. from January 2005 to present; director and Vice President Exploration for Golden Arrow Resources Corporation from July 2004 to present; director and Vice President, Exploration of Astral Mining Corporation from September 2005 to present; director and VP Exploration for Kobex Minerals Inc. (formerly IMA Exploration Inc.) from May 2004 to December 2009; director of Oremex Resources Inc. from May 2009 to present; director and Vice President Exploration for Golden Alliance Resources Corp. from January 2010 to present; director of New Sage Energy Corp. from December 2009 to present; and director of Pan American Lithium Corp. from July 2009 to present.	Dec. 11,2007	200,000

(1)   The information as to province, state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)   The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)   Denotes member of Audit Committee.

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

To the knowledge of the Company, no proposed director is, or has, within the 10 years before the date of this Information Circular, been a director or executive office of any company that, while that person was acting in that capacity:

(a)   was the subject of a cease trade order or similar order or an order that denied relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or

(b)   was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officers, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)   within a year of that person ceasing to act in that capacity, became bankrupt, make a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

AUDIT COMMITTEES

The Audit Committee is composed of Mr. Carlson, Mr. Coltura and Mr. Horton. The Audit Committee Charter, adopted in April 2005, amended May 26, 2010, is attached as Exhibit "A".

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholder' meeting must appoint or re-appoint an audit committee. The members of the Audit Committee are independent directors who are not officers or employees of the Company or its affiliates, and are financially literate.

Each member of the Audit Committee has the requisite education and experience that is relevant to the performance of his responsibilities as an audit committee member.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.


STATEMENT OF CORPORATE GOVERNANCE PRACTICES


In accordance with disclosure requirements, the Board of Directors of the Company has adopted the following corporate governance practices:

1.   **Stewardship of the Company**

The goal of the Company is to create Shareholder value through the development of its properties.

The Board of Directors has responsibility for the stewardship of the Company, specifically to oversee the operation of the Company and supervise management.

The Board acts in accordance with the British Columbia *Business Corporations Act*, the Company's Articles of Incorporation and By-laws, the policies of the TSX Venture Exchange, and securities rules in the Province of British Columbia. Every Board director is part of the process of establishing policies for the Company and its subsidiaries.

(a) **The Strategic Planning Process**. The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

(b) **Principal Risks**. The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company's strategies to manage these risks.

(c) **Succession Planning.** The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. The training and development of personnel is generally left to management. The Board appoints the President, Chief Executive Officer and Chairman, as well as the Audit Committee members and officers each year at its first meeting of Directors immediately following the Annual General Meeting.

(d) **Communications Policy.** The Board assesses from time to time how effectively the Company communicates with Shareholders, but does not have a formal communication policy. The Company meets or exceeds all requirements to disseminate material information in a timely manner based on the TSX-V Exchange policies. The Company keeps an electronic database for disseminating information, has provided interested parties with a toll free number, meets with brokers and portfolio managers and attends investment conferences in Canada and the U.S. The Company has a website with detailed information on its properties and corporate structure and offers parties an electronic means of communicating with the Company.

(e) **Integrity of Internal Control.** The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control systems. This process is undertaken on an annual basis during preparation of the year end financial audit. The Audit Committee also reviews and assesses the financial statements on a quarterly basis and reviews annually the Disclosure and Insider Trading Policy.

2. **Board Independence**

The Board shall consist of five directors. David Horton, Gerald Carlson, David Terry and Robert Coltura are "outside" and "unrelated" directors. Mr. Winfield, because of his management position, is "inside" and "related". The entrepreneurial nature of the Company, and the current stage of the Company's development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendant increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to change the Board's composition at this time.

3. **Individual Unrelated Directors**

The Board currently consists of four unrelated and outside directors – David Horton, Gerald Carlson, David Terry and Robert Coltura.

David Horton was appointed a director in December 2009. Mr. Horton has been a Senior Vice-President for Canaccord Financial Inc. since 1996 and serves on the board of directors of several companies. Robert Coltura became a director of the Company in August 2002. He is President of Matalia Investments Ltd. and serves on the board of directors of several companies. Dr. Gerald Carlson was appointed a Director of Panthera in November 2006. He has been involved in mineral exploration and exploration company management for over 30 years. Dr. Carlson is the President of the Society of Economic Geologists Canada Foundation, a past President of AME BC (formerly the British Columbia and Yukon Chamber of Mines) and, in 2003, was awarded the CIM's J.C. Sproule Award in recognition of his contributions to mineral exploration in Canada's north. Dr. Carlson serves on the board of directors of several companies. Dr. Terry was appointed to the Board in December 2007 after having been Vice President, Exploration since 2004. He is also a director of several public companies. Dr. Terry has over 20 years experience in the mining sector focused on exploration for a wide spectrum of precious and base metal deposits throughout North and South America.

4. **Related Inside Directors**

Mr. Winfield was appointed director, President and CEO of the company in December 2009. He is also a director of Trade Winds Ventures Inc.

5.   Directorships

Name of Director of the Company	Names of Other Reporting Issuers
Bruce Winfield	Trade Winds Ventures Inc.
David Terry	New Sage Energy Corp.
	Pan American Lithium Corp.
	Astral Mining Corporation
	Oremex Resources Inc.
	Golden Arrow Resources Corporation
	Golden Alliance Resources Corp.
David Horton	Golden Arrow Resources
	Eagle I Capital Corporation
	Blue Sky Uranium Corp.
	Golden Alliance Resources Corp.
Robert Coltura	Fairmont Resources Inc.
	Mega Copper Ltd.
Gerry Carlson	Copper Ridge Explorations Inc.
	Almaden Minerals Ltd.
	Enertopia Corporation (formerly Golden Aria Corp.)
	Blue Sky Uranium Corp.
	Tarsis Capital Corp.
	Taipan Resources Inc.
	Fairmont Resources Inc.

6.   Nominating Committee

The Board has not constituted a nominating committee to propose new nominees to the Board and for assessing directors' performance because the Company is too small to justify a formal process. However, the Board as a whole from time to time discusses potential candidates for the Board, particularly during the preparation of the Annual General Meeting Information Circular.

7.   Assessing the Board's Effectiveness

The Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors; however, the Chairman has responsibility for ensuring the effective operation of the Board.

8.   Orientation and Education of Directors

The Company does not have a formal process of orientation and education for new members of the Board. The outside Board members currently have considerable experience as members of the boards of other public companies. Senior management provides updated presentations on material changes of the Company's business to all members of the Board.

9.   Effective Board Size

The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company's business. The Board as presently constituted includes considerable experience in the mining industry as well as financial experience.

10.   **Compensation of Directors**

Board members are not presently compensated in their capacity as a director although they are reimbursed for expenses incurred in connection with their service. Directors generally receive a grant of stock options upon their appointment, and throughout their term from time to time, as deemed appropriate.

11.   **The Audit Committee**

The Audit Committee members are appointed each year after the Annual General Meeting. The Audit Committee meets each quarter to review the interim financials and meets one time, and more if necessary, to review the year end financials. The auditors of the Company report to the Audit Committee.

The Audit Committee reviews the Company's annual consolidated financial statements and interim financial statements and makes its recommendation for Board approval.

12.   **Approach to Corporate Governance**

The Board of Directors has assumed the responsibility for developing the Company's approach to governance issues and responding to governance guidelines.

13.   **Position Descriptions**

The Company has not formally developed position descriptions for the Board and the Chief Executive Officer; however, the Board is satisfied that senior management is fully aware of their responsibilities and those matters that are within their mandate.

14.   **Board Independence**

The Board has functioned, and is of the view that it can continue to function, independently of management, as required. Mr. Bruce Winfield, President and CEO is a member of management as well as a director of the Company. In view of the size of the Company, management representation on the Board, and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board discussions. Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet without management present at the meeting.

15.   **Ethical Business Conduct**

The Board has adopted a Code of Business Conduct and Ethics. A copy of the Code and Policy can be found on the Company website at http://www.pantheraexploration.com/s/CorporateGovernance.asp.

The Board appoints a Compliance Officer who is responsible for investigating and resolving all reported complaints and allegations concerning violations of the Code of Business Conduct. The Compliance Officer has direct access to the Audit Committee and the Board and the Compliance Officer is required to report to the Board at least annually on compliance activity.

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required, under applicable securities legislation in Canada, to disclose to its Shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's Shareholders in accordance with applicable Canadian law.

Executive Compensation

Compensation Discussion and Analysis

The Company's executive officers make recommendations to the board of directors regarding compensation policies and the compensation of senior officers. The Company does not have a Compensation Committee. Recruitment and retention of senior executives are the key priorities of the compensation philosophy. The compensation of the senior executives comprises two components; namely, a base salary and the grant of stock options pursuant to the Company's stock option plan which is more particularly outlined below under the *Option-based Awards* section. These forms of compensation are chosen to attract, retain and motivate the performance of selected directors, officers, employees or consultants of the Company of high caliber and potential and to encourage and enable such persons to acquire and retain a proprietary interest in the Company by ownership of its stock. Each senior executive is employed for his or her skills to perform specific tasks and the base salary and number of options is fixed accordingly.

For the purpose of this Information Circular:

"**CEO**" of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

"**CFO**" of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

"**Named Executive Officers**" or "**NEO's**" means:
  (a) a CEO;
  (b) a CFO;
  (c) each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 *Statement of Executive Compensation*; or
  (d) any individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year.

The compensation of the NEOs and the Company's employees is reviewed, recommended and approved by the independent directors of the Company.

Senior executives generally enter into an employment agreement with the Company, with standard clauses covering salaries and termination. The highlights of the employment agreements for the NEOs are outlined below under the section entitled "Management Contracts" and *Narrative Discussion* under the *Summary Compensation Table*.

Incentive Plan Awards

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period. An "incentive plan award" means compensation awarded, earned paid, or payable under an incentive plan.

Option-based Awards

The grant of option-based awards to the senior executives is determined by the recommendation of executive officers to the board of directors pursuant to the terms of the stock option plan referred to below. Previous grants of option-based awards are taken into account when considering new grants.

The options are always granted at or above market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

In accordance with Policy 4.4 of the TSX Venture Exchange (the "Exchange"), the directors of the Company have adopted the 2004 Stock Option Plan (the "Plan"), as approved by the shareholders, and to be ratified by the shareholders at the meeting (see "Particulars of Matters to be Acted Upon").

Summary Compensation Table

Named Executive Officers mean the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") of the Company, or acting in a similar capacity or function, regardless of the amount of compensation of that individual and each of the Company's three most highly compensated executive officers, other than the CEO and CFO, or three most highly compensated individuals acting in similar capacities, who were serving as executive officers, or in a similar capacity, at the end of the most recent financial year and whose compensation exceeds $150,000, and such individuals who would be an NEO but for the fact that they were not serving as an executive officer or in a similar capacity at the end of that financial year.

During the Company's last completed financial year ended December 31, 2009, the Company had three Named Executive Officers: Mr. Nikolaos Cacos, (President and CEO until December 18, 2009), Mr. Michael Clark, acting CFO, and Mr. Bruce Winfield, current President and CEO (effective December 18, 2009).

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended December 31, 2009, 2008, and 2007 (to the extent required by the Regulations) in respect of the Named Executive Officers:

| Name and Principal Position | Year Ended December 31 | Salary ($) | Share-based Awards ($) | Option-Based Awards ($) (11) | Non-equity incentive plan compensation ($) | | Pension value ($) | All other Compen-sation ($) | Total compensation ($) |
					Annual incentive plans ($)	Long-term incen-tive plans			
Nikolaos Cacos President and CEO[(1)(2)(3)(4)(5)(6)]	2009	83,854	Nil	Nil	Nil	Nil	Nil	131,250	215,104
	2008	87,500	Nil	Nil	Nil	Nil	Nil	Nil	87,500
	2007	87,500	Nil	54,625	Nil	Nil	Nil	Nil	142,125
Arthur Lang CFO[(6)(7)(8)]	2009	n/a	Nil	n/a	Nil	Nil	Nil	Nil	n/a
	2008	19,515	Nil	Nil	Nil	Nil	Nil	Nil	19,515
	2007	26,535	Nil	15,200	Nil	Nil	Nil	Nil	41,735
Michael Clark, acting CFO[(9)]	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	19,539	Nil	Nil	Nil	Nil	Nil	Nil	19,539
	2007	n/a	Nil	n/a	Nil	Nil	Nil	Nil	n/a
Bruce Winfield, President and CEO [(10)]	2009	29,435	Nil	Nil	Nil	Nil	Nil	Nil	29,435
	2008	n/a	Nil	n/a	Nil	Nil	Nil	Nil	n/a
	2007	n/a	Nil	n/a	Nil	Nil	Nil	Nil	n/a

Note: On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares. All stock option amounts set out in the footnotes below related to 2007 are on a pre-consolidation basis.

(1)   Mr. Cacos was also a director but did not receive any compensation in that capacity. Mr. Cacos ceased to be a director, President and CEO on December 18, 2009.

(2)   During the year 2009, the compensation accrued to Mr. Cacos from the Company was $83,854, of which $30,559 was included in accounts payable as at December 31, 2009.. The Company accrued a $131,250 termination payment.

(3)   During the year 2008, the compensation accrued to Mr. Cacos from the Company was $87,500, of which $65,275 was paid and $22,225 is included in accounts payable as at December 31, 2008.

(4)   During the year 2007, Mr. Cacos's compensation from the Company was $87,500 for the year.

(5)   Mr. Cacos's option-based awards during 2007 consisted of 287,500 stock options granted July 27, 2007 at an exercise price of $0.40 and fair value of $0.19 per share.

(6)   During the year 2008, Mr. Lang's compensation from Grosso Group was $150,000, of which $19,515 was allocated to the Company as part of the Grosso Group fees for the year.   Mr. Lang resigned on September 3, 2008.

(7)   During the year 2007, Mr. Lang's compensation from Grosso Group was $150,000 of which $26,535 was allocated to the Company as part of the Grosso Group fees for the year.

(8)   Mr. Lang's option-based awards during 2007 consisted of 80,000 stock options granted July 27, 2007 at an exercise price of $0.40 and fair value of $0.19 per share.

(9)   Mr. Clark was appointed acting CFO on September 3, 2008. During the year 2008, Mr. Clark's total compensation from Grosso Group was $90,127, of which $19,539 was allocated to the Company as part of the Grosso Group fees.

(10)   Mr. Winfield was appointed President and CEO on December 18, 2009. During 2009, Mr. Winfield's total compensation was $29,435, which includes fees as a consultant of the Grosso Group from July 2009.

(11)   Represents the fair value of the options at the time of the grant based on the Black Scholes model and includes the

following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Discussion

The Company does not have a share-based award plan other than the stock option plan referred to above. The Company also does not have a pension plan or a long term incentive plan.

Mr. Winfield was appointed the Company's President and CEO on December 18, 2009. Prior to his appointment as President and CEO, Mr. Winfield provided his services during 2009 pursuant to a consulting agreement between Mr. Winfield and the Grosso Group Management Ltd. ("Grosso Group"). During the year ended December 31, 2009, the Company paid consulting fees in the amount of $29,435 to Mr. Winfield.

Mr. Cacos held the position of the Company's President and CEO until December 18, 2009. Mr. Cacos provided his services under a contract with a private company controlled by Mr. Cacos for an annual fee of $87,500. During 2009, the Company paid $83,854 to Mr. Cacos of which $30,559 was included in accounts payable (2008 - $22,225; 2007 - $Nil). The contract also provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On December 18, 2009 the Company terminated his contract. Included in accounts payable is a termination payment of $131,250. This amount was paid subsequent to year end.

Mr. Arthur Lang provided his services as part of the Company's then agreement with the Grosso Group. During the year ended December 31, 2008, Mr. Lang's total compensation from the Grosso Group was $150,000, of which $19,515 was allocated to the Company as part of the Grosso Group fees. Mr. Lang resigned from the Company as Chief Financial Officer effective September 3, 2008.

Mr. Michael Clark, acting Chief Financial Officer, provided his services as part of the Company's then agreement with the Grosso Group. Mr. Clark was not paid any fees by the Company in 2009. During the year ended December 31, 2008, Mr. Clark's total compensation from the Grosso Group was $90,127, of which $19,539 was allocated to the Company as part of the Grosso Group fees. Mr. Clark was appointed acting Chief Financial Officer effective September 3, 2008. There are no specific termination provisions pursuant to the employment agreement between Mr. Clark and the Grosso Group.

Pursuant to the Company's stock option plan, in the event that the Option Holder holds his or her Option as an Insider (as defined therein) and such Insider ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise expressly provided for in the Option Certificate, the 30th day following the date the Insider ceases to hold such position unless the Insider ceases to hold such position as a result of:

(i)   Termination for cause;

(ii)   ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

(iii)   a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

(iv)   an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

Refer also to the *Compensation Discussion and Analysis* section above.

Incentive Plan Awards

Narrative Discussion

As reported above under the *Summary Compensation Table,* the Company does not have a share-based award plan or a long term incentive plan. Information with respect to the grant of stock options is more particularly described above in the *Option-based Awards* and *Compensation Discussion and Analysis* sections.

Outstanding Option-Based Awards and Share-Based Awards

There were no stock option-based awards granted or outstanding at the end of the most recently completed financial year.

Incentive Plan Awards – value vested or earned during the year

No incentive stock options were granted or vested during the year ended December 31, 2009 which were held by the NEOs.

During the year ended December 31, 2009, none of the NEOs exercised or sold options.

Pension Plan Benefits

As reported under the *Summary Compensation Table*, the Company does not maintain a Pension Plan for its employees and therefore no benefits were received.

Termination of Employment or Change of Control

Other than as described below and in the *Narrative Discussion* section under the *Summary Compensation Table*, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $150,000 per executive officer.

Mr. Cacos' agreement provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On December 18, 2009, the Company terminated his contract. Included in accounts payable is a termination payment of $131,250. This amount was paid subsequent to year end.

DIRECTOR COMPENSATION

Director Compensation Table

The Company does not have a share-based award plan for the directors other than the stock option plan referred to in the Share Ownership section below, details of which are provided below under *Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors.* The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Other than as described above in the *Narrative Description*, no directors, who were not NEO's of the Company, were compensated during the financial year ended December 31, 2009 for services in their capacity as directors. Consulting fees of $35,000 (2008 - $15,000) were accrued by a company controlled by Mr. Minni.

Name	Fees Earned ($)	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
Jerry Minni	Nil	N/A	Nil	N/A	N/A	Nil	Nil
Robert Coltura	Nil	N/A	Nil	N/A	N/A	Nil	Nil
David Terry	Nil	N/A	Nil	N/A	N/A	Nil	Nil
Gerald Carlson	Nil	N/A	Nil	N/A	N/A	Nil	Nil

(1) Mr. Minni was a director of the Company until his resignation on February 10, 2010

Narrative Description

Directors of the Company who are not also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

Mr. Cacos, a director and President and CEO of the Company until December 18, 2009, did not receive director's fees but received compensation through a service agreement described above. See *Narrative Discussion* following the *Summary Compensation Table* in the Executive Compensation section above.

Dr. Terry, a director of the Company, did not receive director's fees. Dr. Terry provides his services through the Grosso Group, and has entered into an agreement with the Grosso Group. Dr. Terry was not compensated directly by the Company in 2009. Dr. Terry's compensation from the Grosso Group during 2009 was $200,000 of which $19,957 was allocated to the Company. Dr. Terry's contract provides that either Dr. Terry or the Grosso Group may terminate the consulting agreement by providing 30 days written notice, upon such termination, payment will be made for work completed by Dr. Terry to the date of termination. See *Narrative Discussion* following the *Summary Compensation Table* in the Executive Compensation section above.

Mr. Winfield was appointed the Company's President and CEO and a director on December 18, 2009. Prior to his appointment as director, President and CEO, Mr. Winfield provided his services during 2009 pursuant to a consulting agreement between Mr. Winfield and the Grosso Group. During the year ended December 31, 2009, the Company paid consulting fees in the amount of $29,435 to Mr. Winfield. See *Narrative Discussion* following the *Summary Compensation Table* in the Executive Compensation section above.

During 2009, the Company accrued consulting fees in the amount of $35,000 (2008 - $15,000) to a company controlled by Mr. Minni, a director of the Company until February 10, 2010. Information with respect to grants of options to the directors is reported below under the *Narrative Description* in the section below entitled *Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors.*

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended December 31, 2009 for services as consultants or experts.

Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

As disclosed under *Director Compensation,* the Company does not have a share-based award plan, a pension plan or a non-equity incentive plan for its directors except for its stock option plan.

Option-based awards to the directors are granted pursuant to the terms of the Company's stock option plan. The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Directors generally receive a grant of stock options upon their appointment.

No stock options were outstanding or granted by the Company during the financial year ended December 31, 2009 to the directors who are not a Named Executive Officer of the Company.

There were no exercises of stock options during the financial year ended December 31, 2009 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options.

Pension Plan Benefits

As reported under the *Summary Compensation Table*, the Company does not maintain a Pension Plan for its directors and therefore no benefits were received.

Termination of Employment or Change of Control

Other than as described in the *Narrative Discussion* section under the *Directors Summary Compensation Table*, the Company has no plans or arrangements with respect to remuneration received or that may be received by the directors who are not NEOs during the Company's most recently completed financial year or current financial year in view of compensating such directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $150,000 per executive director.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2009, information concerning securities authorized for issuance under the stock option plan, which is the only equity compensation plan of the Company.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	Nil	Nil	879,560
Equity compensation plans not approved by security holders[1]	N/A	N/A	N/A
Total	Nil	$Nil	879,560

A copy of the Stock Option Plan is available for review at the office of the Company at Suite 709 – 837 West Hastings Street, Vancouver, BC V6C 3N6 during normal business hours up to and including the date of the Meeting. See "*Particulars of Other Matters to be Acted Upon – Stock Option Plan*", below.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Pursuant to a property transfer agreement dated May 25, 2009 among the Company, Golden Arrow Resources Corporation ("Golden Arrow") and certain subsidiaries of the Company, Golden Arrow acquired the Company's 51% interest in the Mogote Property located in Argentina, and certain other mineral property interests from the Company, in consideration for US$150,000 and the reservation of a 1% net smelter returns royalty, one half of which may be purchased by the Company for US$1 million, on such properties to the Company. Following this transaction, Golden Arrow holds a consolidated 100% interest in the Mogote Property, subject to outstanding net smelter return royalties. At the time of the transaction, Messrs. Cacos and Terry were directors of both Golden Arrow and the Company.

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2009 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Effective January 15, 2009, Ernst & Young LLP, Chartered Accountants, at the request of the Company, resigned as auditors of the Company. On the recommendation of the Audit Committee, the Board of Directors of the Company approved a proposal to engage the accounting firm of MacKay LLP, Chartered Accountants as auditors of the Company for the financial year ended December 31, 2008.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of MacKay LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration. MacKay LLP, Chartered Accountants has been the auditor for the Company since 2009.

Management recommends shareholders to vote for the ratification of the appointment of MacKay LLP, Chartered Accountants, as the Company's auditors for the Company's fiscal year ending December 31, 2010 at a remuneration to be fixed by the Company's board of directors.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 of the Canadian Securities Administrators requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

The Audit Committee is composed of Mr. David Horton, Mr. Robert Coltura and Mr. Gerald Carlson. The Audit Committee Charter, adopted by the board of directors on June 22, 2009, as amended May 26, 2010, is attached hereto as Exhibit "A".

Composition of the Audit Committee

The Company's Audit Committee is comprised of three directors consisting of Mr. David Horton, Mr. Robert Coltura and Mr. Gerald Carlson. As defined in National Instrument 52-110, the members are "independent". All of the Audit Committee members are "financially literate", as defined in National Instrument 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

Each of the members of the Audit Committee has a general understanding of the accounting principles used by the Company to prepare its financing statements and will seek clarification from the Company's auditors, where required.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of National Instrument 52-110. Section 2.4 *(De Minimis Non-audit Services)* provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 *(Exemptions)* permits a company to apply to a securities regulatory authority for an exemption from the requirements of National Instrument 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company. A copy of the Company's Audit Committee Charter is attached hereto as Exhibit "A".

External Auditor Service Fees

In the following, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories. The aggregate fees billed by the Company's external auditor in the last two fiscal years, by category, are as follows:

Audit Fees

For the fiscal year ended December 31, 2009, the Company's principal accountant is expected to bill approximately $25,000; and for the fiscal year ended December 31, 2008, the Company's principal accountant billed approximately $45,150 for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related

The Company's principal accountant billed $Nil and $Nil amounts for the fiscal years ended December 31, 2009 and 2008, respectively, for assurance, tax and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

Tax Fees

The Company's principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2009 and 2008, respectively, for tax services performed.

Other Accounting Fees

The Company's principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2009 and 2008, respectively, for other accounting services performed.

Exemption

The Company is relying on the exemption provided by section 6.1 of National Instrument 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (*Composition of the Audit Committee*) and Part 5 (*Reporting Obligations*) of National Instrument 52-110.

MANAGEMENT CONTRACTS

Grosso Group Management Ltd.

Effective January 1, 2005, the Company entered into an agreement with Grosso Group Management Ltd. (the "Grosso Group") pursuant to which the Grosso Group provided offices and administrative and management services to the Company. The arrangement with the Grosso Group was terminated effective September 1, 2008. The Company shares services and facilities with Grosso Group on a limited cost-recovery basis.

At December 31, 2009 a $9,152 deposit was held with the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone. These fees are equivalent to costs the Company would have incurred directly.

Bruce Winfield
During the year ended December 31, 2009, Bruce Winfield, President and CEO, had entered into a consulting agreement with the Grosso Group. During 2009, Mr. Winfield's total compensation from the Grosso Group was $29,435.

Nikolaos Cacos
Effective January 2, 2004, the Company entered into an agreement with Mr. Nikolaos Cacos, former President of the Company, for his services. Under the agreement, Mr. Cacos was paid $6,125 per month. Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by Mr. Cacos and on May 1, 2006, the monthly fee increased to $7,292. During the year ended December 31, 2009, the Company accrued $83,854 (2008 - $87,500 to Mr. Cacos or to the private company controlled by Mr. Cacos, of which $53,295 (2008 - $65,275) was paid and $30,559 (2008 - $22,225) is included in accounts payable. The agreement also provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On December 18, 2009 the Company terminated his contract. A termination payment of $131,250 was paid subsequent to year end.

JVM Management Ltd.
During the year the Company accrued consulting fees in the amount of $35,000 to a company controlled by Mr. Minni, a director of the Company. Mr. Minni resigned as a director on February 10, 2010.

FINANCIAL STATEMENTS

A copy of the audited consolidated financial statements of the Company for the financial year ended December 31, 2009, being the Company's most recently completed financial year, together with the auditors' report thereon, form part of the annual report of the Company. The directors will place before the Meeting the said audited consolidated financial statements and auditors' report.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment of Articles of the Company

At present, the Articles of the Corporation provide that only a director of the Company is authorized to act as Chair of a meeting of the board of directors. Additionally, at present only a director of the company is authorized to call a meeting of the board of directors.

In both instances, it would be more convenient to both the members of the board of directors and management of the Company for management to coordinate and administer the meetings of the board, allowing members of the board to attend to the business purpose of the meetings instead of the administrative portion.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form attached as Schedule "B" to this Information Circular, authorizing the following amendments to the Articles:

1. to allow a member of the board of directors to appoint an officer of the Company to act as Chair of a meeting of the board of directors, to take charge of and administer the meeting of the board, with the consent of the meeting; and
2. to allow an officer of the Company to call a meeting of the board of directors.

To be effective, these resolutions must be approved by not less than two-thirds of the votes cast by holders of the common shares of the Company present in person, or represented by proxy, at the Meeting.

Stock Option Plan - Annual ratification of the Stock Option Plan
At the Annual General Meeting of Shareholders held on June 30, 2004, the Shareholders first approved the Company's Stock Option Plan (the "Stock Option Plan") which provides for a total of up to ten percent (10%) of the issued and outstanding shares of the Company be available for issuance by the Stock Option Plan. As the number of shares reserved for issuance under the Plan increases with the issuance of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan.

The TSX Venture Exchange requires all TSX-V listed companies who have adopted a "rolling" plan requires Shareholder approval annually. The Shareholders have ratified the Stock Option Plan at each Shareholders' meeting subsequent to the meeting held on June 30, 2004. Accordingly, the Company requests that the Shareholders approve the annual ratification resolution for the Company's Stock Option Plan.

The rules of the Exchange require that the annual ratification of the Stock Option Plan be an affirmative vote of a majority of at least 50% of the votes cast at the Meeting either in person or by proxy. Shareholders will be asked at the Meeting to pass an ordinary resolution in the form set out below.

A full copy of the Stock Option Plan will be available at the Meeting. Shareholders may obtain an advance copy of the Stock Option Plan upon request to Panthera Exploration Inc., Suite 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Attention: Corporate Secretary. Faxed requests should be sent to: (604) 687-1858.

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. The Stock Option Plan, in the form approved by the board of directors of Panthera Exploration Inc. on April 13, 2004, and approved by the Shareholders of to Panthera Exploration Inc. at the Annual General Meeting held on June 30, 2004, and each subsequent meeting of Shareholders thereafter, is hereby ratified, confirmed

and approved;

2. the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan and up to the number of common shares of the Company equal to ten percent (10%) of the number of common shares of the Company issued and outstanding on the grant date of the options; and

3. the Board of Directors is authorized to make such amendments to the Stock Option Plan from time to time as the Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in accordance with the terms of the Stock Option Plan."

Management of Panthera Exploration Inc. recommends that Shareholders vote in favour of the foregoing resolutions, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolutions at the Meeting unless otherwise directed by the Shareholders appointing them.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2009 and the report of the auditor thereof will be placed before the Meeting. Unaudited quarterly financial statements and additional information relating to the Company's activities may be found on SEDAR at www.sedar.com. To obtain a copy of the most recent financial statements and MD & A, Shareholders may contact Mr. Nikolaos Cacos, Corporate Secretary, at the Company's address.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the board of directors of the Company.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and sending of this Information Circular have been approved by the directors of the Company.

 DATED at Vancouver, British Columbia, as of May 26, 2010.

ON BEHALF OF THE BOARD OF
PANTHERA EXPLORATION INC.

"Bruce Winfield"
President, Chief Executive Officer and Director

PANTHERA EXPLORATION LTD.
(the "Company")

AUDIT COMMITTEE CHARTER
A.   PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information.

B.   COMPOSITION, PROCEDURES AND ORGANIZATION

1.   The Committee shall consist of at least three members of the Board of Directors (the "Board"), the majority of whom shall not be officers, employees or control persons of the Company or its associates or affiliates (as the terms "control person", "associate" and "affiliate" are defined in the TSX Venture Exchange's Corporate Finance Manual).

2.   The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.   Unless the Board has appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

4.   The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

5.   The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

6.   Meetings of the Committee shall be conducted as follows:

(a) the Committee shall meet at least four times annually, or more frequently as circumstances dictate, at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.

7.   The external auditors shall communicate directly to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C. ROLES AND RESPONSIBILITIES

1. The overall duties and responsibilities of the Committee shall be as follows:

    (a) to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and interim consolidated financial statements and related financial disclosure;

    (b) to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

    (c) to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

    (d) to report regularly to the Board on the fulfilment of its duties and responsibilities.

2. The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

    (a) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

    (b) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

    (c) review the audit plan of the external auditors prior to the commencement of the audit;

    (d) to review with the external auditors, upon completion of their audit:

        i)   the contents of their report;

        ii)   the scope and quality of the audit work performed;

        iii) the adequacy of the Company's financial and auditing personnel;

        iv)   the co-operation received from the Company's personnel during the audit;

        v)   the internal resources used;

        vi)   any significant transactions outside of the normal business of the Company;

        vii) any significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

        viii) any non-audit services provided by the external auditors;

    (e) to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the external auditors; provided that:

        i)   the Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that such independent members must report such pre-approval to the Committee at the first scheduled meeting of the Committee following such pre-approval; and

        ii)   the Committee shall have satisfied the requirement for pre-approval in paragraph 2(e) if:

            (1) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five percent of the total amount of fees paid by the Company and its subsidiary entities to the external auditors during the fiscal year in which the services are provided;

(2) the Company or its subsidiary entity, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(3) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or one of its members to whom pre-approval authority has been granted pursuant to subparagraph 2(e)i);

(f) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles;

(g) to implement structures and procedures to ensure that the Committee meets with the external auditors on a regular basis in the absence of management; and

(h) to review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company.

3. The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

(a) periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b) review and approve the internal audit plan; and

(c) review significant internal audit findings and recommendations, and management's response thereto.

4. The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a) establish adequate procedures for:

i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(c) review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(d) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(e) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5. The Committee is also charged with the responsibility to:

(a) review the Company's annual and interim financial statements and related Management's Discussion & Analysis ("MD&A") and earnings press releases, including the impact of unusual items and changes in accounting principles and estimates, and any press releases related to the foregoing, and report to the Board with respect thereto;

(b) review and approve the financial sections of:

i)   the annual report to shareholders;

ii) the annual information form;

iii) prospectuses;

iv) news releases discussing financial results of the Company; and

v)   other public reports of a financial nature requiring approval by the Board;
and report to the Board with respect thereto, or alternatively establish adequate procedures for the review of the financial sections of such disclosure documents and periodically assess the adequacy of such procedures;

(c) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review and report on the integrity of the Company's consolidated financial statements;

(f) review the minutes of any audit committee meeting of subsidiary companies;

(g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements; and

(h) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information.

(Adopted by the Board of Directors on June 22, 2009; amended May 26, 2010)

Special Resolution to Approve the Amendment of Articles

RESOLVED AS A SPECIAL RESOLUTION, WITH OR WITHOUT AMENDMENT OR VARIATION, THAT:

1. The Company shall, in accordance with section 259 of the *British Columbia Business Corporations Act* (the "**BCBCA**"), amend its articles:

      (i)   at section 18. 3 to authorize the directors to chose an officer of the Company to preside as chair at a meeting of directors; and

      (ii)   at section 18. 5 to authorize a director or an officer to call a meeting of directors;

2. The directors of the Company may, pursuant to section 139 of the BCBCA, revoke this special resolution before it is acted upon without further approval of the shareholders; and

4. Any director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed under seal of the Company or otherwise and to deliver or cause to be delivered such other documents and instruments and to do or cause to be done such other acts and things as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.

Exhibit 99.9

Panthera Exploration Inc.

709 – 837 West Hastings Street
Vancouver, B.C.   V6C 3N6

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special and annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of Panthera Exploration Inc. (the "Company") will be held in the offices of the Company at the Terminal City Club Tower, Suite 709- 837 West Hastings Street, Vancouver, British Columbia, on Thursday, the 24th day of June, 2010 at the hour of 10:00 a.m. (Vancouver time), for the following purposes:

1. To receive the report of the directors;
2. To receive the audited financial statements of the Company for the year ending December 31, 2009 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;
3. To pass an ordinary resolution to determine the number of directors at five (5);
4. To elect directors;
5. To pass an ordinary resolution to appoint MacKay LLP, Chartered Accountants as auditor for the Company, and to authorize the directors to fix their remuneration;
6. To consider and, if deemed appropriate, to pass, with or without variation, a special resolution to amend the Articles of the Company to authorize an officer of the Company to call a meeting of the board of directors, all as more fully set forth in the Information Circular accompanying this Notice;
7. To consider and, if deemed appropriate, to pass, with or without variation, a special resolution to amend the Articles of the Company to authorize a member of the board of directors to appoint an officer of the Company to act as Chair of a board of directors meeting with the consent of the meeting, all as more fully set forth in the Information Circular accompanying this Notice;
8. To pass an ordinary resolution to ratify, confirm and approve the Stock Option Plan that provides for up to 10% of the Company's issued and outstanding shares to be available as stock options to directors, officers, employees, consultants and others providing services to the Company, as more particularly described in the Company's Information Circular; and
9. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are a registered Shareholder of the Company and unable to attend the Meeting in person, please read, complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Proxy Department, by 10:00 a.m. Vancouver time, on June 22, 2010 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or deliver it to the Chairman of the Meeting prior to the commencement of the Meeting or adjournment thereof.   Please advise the Company of any change in your mailing address.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, tax free saving plan or other similar self-administered savings or investment plan registered under the *Income Tax Act* (Canada), or a nominee of any of the foregoing that holds your security on your behalf, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

DATED at Vancouver, British Columbia on May 26, 2010.

By Order of the Board of Directors

"Bruce Winfield"
Bruce Winfield, President

Exhibit 99.10

PANTHERA EXPLORATION INC.

(the "Company")

2010 NI 51-102 Request Form
for Annual and Interim Financial Statements

TO REGISTERED HOLDERS AND BENEFICIAL OWNERS OF SECURITIES

National Instrument 51-102 requires that the Company send annually to the registered holders and beneficial owners of its securities ("Securityholders") a request form to allow Securityholders to elect to receive a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

PLEASE RETURN TO:

Panthera Exploration Inc.
709 – 837 West Hastings Street
Vancouver, BC   V6C 3N6

The undersigned Securityholder hereby elects to receive:

☐   Interim Financial Statements for the first, second and third financial quarters of fiscal 2010 and the related MD&A;

      and / or

☐   Annual Financial Statements for the fiscal year ended December 31, 2010 and related MD&A.

Name: _____

Address: _____

_____

Postal Code: _____

I confirm that I am a: ☐ **registered shareholder** OR ☐ **beneficial shareholder** of the Company.

Signature of
Securityholder: _____   Date: _____

CUSIP: 69867E106



Exhibit 99.11

Panthera Exploration Inc.

Suite 709 - 837 West Hastings Street, Vancouver, B.C. V6C 3N6
tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058
www.pantheraexploration.com • info@pantheraexploration.com

TSX Venture Exchange	**PNX**
OTC	PNXLF
Frankfurt	WKN A0RK7E

NEWS RELEASE –July 9, 2010

RESULTS OF ANNUAL GENERAL MEETING OF PANTHERA EXPLORATION INC.

Panthera Exploration Inc. ("Panthera" or the "Company") (PNX-TSX.V; PNXLF-OTC; OAY1-Frankfurt) announced that its Annual General Meeting of Shareholders was held on Thursday June 24, 2010. Over 22% of Panthera's Shareholders were represented in person or by proxy at the Meeting. Panthera is pleased to announce that Gerald Carlson, David Terry, Robert Coltura, David Horton and Bruce Winfield were re-elected Directors of the Company.

The Board of Panthera agreed to withdraw two motions previously approved for submission at the AGM. At the Meeting, the Chairman advised the Shareholders that the proposed special resolutions set out at items 6 and 7 as stated in the Notice to Shareholders dated May 26, 2010, with respect to the amendments to the Articles of the Company, were withdrawn and not proposed.

At the Meeting, Shareholders also approved the number of directors, ratified the Company's stock option plan and appointed Mackay LLP, Chartered Accountants as auditor of the Company.

Subsequent to the Meeting, a Board of Directors meeting was held at which all officers were re-appointed. Appointed to the Audit Committee were David Horton, Gerry Carlson and Robert Coltura.

Panthera Exploration is a Vancouver-based exploration company listed on the TSX Venture Exchange under the symbol PNX. Management is currently evaluating acquisitions to build its property portfolio with a focus on Latin America due to its excellent potential and to capitalize on Management's knowledge and contacts, gained from over twenty years experience working in that region. Panthera is a member of the Grosso Group, a resource management group with over 15 years experience exploring South America.

ON BEHALF OF THE BOARD

"David Terry"

David Terry, Director

For further information please contact, Bruce Winfield at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@pantheraexploration.com, or visit the Company's web site at http://www.pantheraexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

2010

Exhibit 99.12



Suite 709 - 837 West Hastings Street, Vancouver, B.C. V6C 3N6   TSX Venture Exchange **PNX**
tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058   OTC   PNXLF
www.pantheraexploration.com • info@pantheraexploration.com   Frankfurt   WKN A0RK7E

NEWS RELEASE –July 15, 2010

PANTHERA EXPLORATION INC. ANNOUNCES MANAGEMENT CHANGES

Panthera Exploration Inc. ("Panthera" or the "Company") (PNX-TSX.V; PNXLF-OTC; OAY1-Frankfurt) announced that the Board of Directors appointed Dr. Gerald Carlson, a Director of the Company, to the role of Interim President and Chief Executive Officer. This appointment follows Bruce Winfield's resignation as President, Chief Executive Officer and a Director of the Company. The Board plans to initiate a search for a new director and President and CEO, which will include both external and internal candidates. The Company thanks Mr. Winfield for his past contributions to the Company as President and CEO and Director and wishes him well with his future endeavours.

The Board of Directors now comprises Gerald Carlson, David Terry, Robert Coltura and David Horton.

Panthera Exploration is a Vancouver-based exploration company listed on the TSX Venture Exchange under the symbol PNX. Management is currently evaluating acquisitions to build its property portfolio with a focus on Latin America due to its excellent potential and to capitalize on Management's knowledge and contacts, gained from over twenty years experience working in that region.

ON BEHALF OF THE BOARD

     "Gerald Carlson"

_____

Gerald Carlson, Interim President & CEO

For further information please contact, Gerald Carlson at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@pantheraexploration.com, or visit the Company's web site at http://www.pantheraexploration.com.

2010

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company**

   Panthera Exploration Inc. (the "Issuer")
   #709 - 837 West Hastings Street
   Vancouver, BC V6C 3N6
   Phone: (604) 687-1828

2. **Date of Material Change**

   July 15, 2010

3. **Press Release**

   The press release was released on July 15, 2010 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4. **Summary of Material Change(s)**

   The following is summary of the nature and substance of the material changes:

   The Issuer has appointed Dr. Gerald Carlson to the position of Interim President and Chief Executive Officer following the resignation of Bruce Winfield as a Director and the President and Chief Executive Officer of the Issuer.

5. **Full Description of Material Change**

   Panthera Exploration Inc. ("Panthera" or the "Company") (PNX-TSX.V; PNXLF-OTC; OAY1-Frankfurt) announced that the Board of Directors appointed Dr. Gerald Carlson, a Director of the Company, to the role of Interim President and Chief Executive Officer. This appointment follows Bruce Winfield's resignation as President, Chief Executive Officer and a Director of the Company. The Board plans to initiate a search for a new director and President and CEO, which will include both external and internal candidates. The Company thanks Mr. Winfield for his past contributions to the Company as President and CEO and Director and wishes him well with his future endeavours. The Board of Directors now comprises Gerald Carlson, David Terry, Robert Coltura and David Horton.

   Panthera Exploration is a Vancouver-based exploration company listed on the TSX Venture Exchange under the symbol PNX. Management is currently evaluating acquisitions to build its property portfolio with a focus on Latin America due to its excellent potential and to capitalize on Management's knowledge and contacts, gained from over twenty years experience working in that region.

6. **Reliance on subsection 7.1(2) of National Instrument 51-102**
   Not Applicable

7. **Omitted Information**
   Not Applicable

8. **Executive Officer**

   Bassam Moubarak, Chief Financial Officer and Corporate Secretary
   Phone: (604) 687-1828

10. **Date of Report**
    July 16, 2010.

Exhibit 99.14

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
JUNE 30, 2010 AND 2009

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

PANTHERA EXPLORATION INC.

(the "Company")

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six months ended June 30, 2010 and
six months ended June 30, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

August 3, 2010

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(See Note 1 – Nature of Operations and Going Concern)
(Unaudited - Expressed in Canadian Dollars)

	June 30, 2010 $	December 31, 2009 $
A S S E T S		
CURRENT ASSETS		
Cash	188,419	186,280
Marketable securities (Note 3)	2,500	4,200
Other receivables and prepaid expenses	16,126	4,003
	207,045	194,483
MINERAL PROPERTY INTERESTS (Note 4)	9,764	9,764
	216,809	204,247
L I A B I L I T I E S		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	109,479	501,549
S H A R E H O L D E R S ' E Q U I T Y		
SHARE CAPITAL		
Authorized – Unlimited common shares without par value (Note 5)		
Issued and outstanding 13,705,604 (December 31, 2009 – 8,795,604)		
common shares	12,780,966	12,500,883
WARRANTS (Note 5 and 7)	646,253	307,417
CONTRIBUTED SURPLUS	1,825,262	1,730,689
ACCUMULATED OTHER COMPREHENSIVE INCOME	(2,500)	(800)
DEFICIT	(15,142,651)	(14,835,491)
	107,330	(297,302)
	216,809	204,247

APPROVED BY THE BOARD

"David Horton"   , Director

"Bruce Winfield"   , Director

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010 $	2009 $	2010 $	2009 $
EXPENSES				
Accounting and audit	1,871	6,183	19,950	19,183
Corporate development and investor relations	14,120	13,971	19,811	18,051
General exploration	950	(56,866)	4,808	(50,319)
Legal and professional fees	23,141	21,445	23,141	22,647
Management fees	37,500	36,875	78,545	70,750
Office and sundry	2,279	1,157	8,339	2,448
Salaries	33,887	-	136,055	-
Stock-based compensation (Note 6)	-	-	80,351	-
Transfer agent and regulatory fees	3,607	8,717	15,031	16,155
Travel	10,201	24	18,545	24
LOSS (INCOME) BEFORE OTHER ITEMS	127,556	31,506	404,576	98,939
OTHER INCOME (EXPENSE)				
Foreign exchange	14,896	17,022	30,084	11,484
Gain on sale of subsidiary	56,464	-	56,464	-
Recovery of interest and penalties	10,868	-	10,868	-
Write-off of mineral properties	-	-	-	(1,279,502)
	82,228	17,022	97,416	(1,268,018)
LOSS FOR THE PERIOD	(45,328)	(14,484)	(307,160)	(1,366,957)
DEFICIT - BEGINNING OF PERIOD	(15,097,323)	(14,556,012)	(14,835,491)	(13,203,539)
DEFICIT - END OF PERIOD	(15,142,651)	(14,570,496)	(15,142,651)	(14,570,496)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.00)	(0.01)	(0.02)	(0.33)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	13,614,285	4,184,604	12,906,101	4,184,604

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010 $	2009 $	2010 $	2009 $
LOSS FOR THE PERIOD	(45,328)	(14,484)	(307,160)	(1,366,957)
OTHER COMPREHENSIVE LOSS				
Unrealized loss on available-for-sale marketable securities	(650)	3,150	(1,700)	1,200
TOTAL COMPREHENSIVE LOSS	(45,978)	(11,334)	(308,860)	(1,365,757)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010 **$**	**2009** **$**	**2010** **$**	**2009** **$**
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Loss for the period	(45,328)	(14,484)	(307,160)	(1,366,957)
Items not affecting cash:				
Write-off of mineral property interests	-	-	-	1,279,502
Stock-based compensation	-	-	80,351	-
	(45,328)	(14,484)	(226,809)	(87,455)
Change in non-cash working capital balances:				
Other receivables and prepaid expenses	10,711	(1,956)	(12,123)	10,286
Accounts payable and accrued liabilities	(231,673)	(106,946)	(392,070)	(57,903)
	(266,290)	(123,386)	(631,002)	(135,072)
FINANCING ACTIVITIES				
Issuance of common shares and warrants	-	-	611,000	-
Exercise of warrants	23,100	-	23,100	-
Share subscriptions received	-	140,416	-	140,416
Share and warrant issue costs	-	-	(959)	-
	23,100	140,416	633,141	140,416
INCREASE (DECREASE) IN CASH	(243,190)	17,030	2,139	5,344
CASH - BEGINNING OF PERIOD	431,609	12,816	186,280	24,502
CASH - END OF PERIOD	188,419	29,846	188,419	29,846

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Canadian Dollars)

	Number of Common Shares	Amount of Common Shares (Note 5)	Contributed Surplus (Note 6)	Warrants (Note 7)	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)
Balance as at December 31, 2008	4,184,604	12,298,254	1,319,921	554,690	-	(13,203,539)
Private placement	4,612,000	210,631	-	169,859	-	-
Share issue costs	-	(7,892)	-	-	-	-
Warrant issue costs	-	-	-	(6,364)	-	-
Expiration of warrants	-	-	410,768	(410,768)	-	-
Shares returned to treasury	(1,000)	(110)	-	-	-	-
Net unrealized gain (loss) on available-for-sale marketable securities	-	-	-	-	(800)	-
Net loss	-	-	-	-	-	(1,631,952)
Balance as at December 31, 2009	8,795,604	$ 12,500,883	$ 1,730,689	$ 307,417	$ (800)	$(14,835,491)
Private placement	4,700,000	249,840	-	361,160	-	-
Share issue costs	-	(959)	-	-	-	-
Warrants exercised	210,000	31,203	-	(8,103)	-	-
Warrants expired	-	-	14,222	(14,222)	-	-
Stock-based compensation	-	-	80,351	-	-	-
Unrealized loss on available-for-sale marketable securities	-	-	-	-	(1,700)	-
Net loss	-	-	-	-	-	(307,160)
Balance as at June 30, 2010	13,705,604	12,780,966	1,825,262	646,253	(2,500)	(15,142,651)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
FOR THE PERIOD ENDED JUNE 30, 2010
(Unaudited -Expressed in Canadian Dollars)

ACQUISITION COSTS

	USA	
	Roy	Total
	$	$
Balance, beginning of period	9,764	9,764
Acquisition costs – cash	-	-
	9,764	9,764
Write-off of mineral properties	-	-
	9,764	9,764
Proceeds from sale of mineral properties	-	-
Balance, end of period	9,764	9,764

EXPLORATION EXPENDITURES

	General (*)
	$
Cumulative costs expensed - beginning of period	6,444,268
Exploration expenditures during the period:	
Suppliers and contractors	4,808
Cumulative costs expensed - end of period	6,449,076

* Exploration expenditures for properties that were written of in previous years are included in the opening balance of general exploration

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND
SIX MONTHS ENDED JUNE 30, 2009
(Unaudited - Expressed in Canadian Dollars)

1.   NATURE OF OPERATIONS AND GOING CONCERN

Panthera Exploration Inc. (formerly Amera Resources Corporation) (the "Company") was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004.   The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas.   The Company presently has no proven or probable reserves and, on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.   Consequently, the Company considers itself to be an exploration stage company.

The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.   The underlying value of the mineral property interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.

The Company has experienced recurring operating losses and has accumulated an operating deficit of $15,142,651 at June 30, 2010 (December 31, 2009 - $14,835,491) and a shareholders' equity of $107,330 at June 30, 2010 (December 31, 2009 – shareholders' deficit of $297,302). In addition, the Company had working capital of $97,566 at June 30, 2010 (December 31, 2009 – working capital deficiency of $307,066). Working capital is defined as current assets less current liabilities and provides a measure of the Company's ability to settle liabilities that are due within one year with assets that are also expected to be converted into cash within one year. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued operations, as intended, are dependent upon its ability to raise additional funding to meet its obligations and to attain profitable operations. Management's plan in this regard is to raise equity financing as required. There are no assurances that the Company will be successful in achieving these goals. These consolidated financial statements do not include adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim consolidated financial statements and accompanying notes have been prepared in conformity with Canadian generally accepted accounting principles ("GAAP").

These interim consolidated financial statements include the accounts of the Company and its wholly-owed subsidiaries Amera-Chile Sociedad Contractual Minera (a Chile corporation), Amera Resources (BVI) Inc. (a British Virgin Island corporation) and Amera Resources (US) Inc. (a U.S. corporation). All inter-company transactions and balances have been eliminated upon consolidation.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND
SIX MONTHS ENDED JUNE 30, 2009
(Unaudited - Expressed in Canadian Dollars)

2.   **SIGNIFICANT ACCOUNTING POLICIES** (continued)

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, except that they do not contain all disclosures as required for annual financial statements. The interim financial statements have been prepared following the same accounting policies as for the consolidated financial statements for the year ended December 31, 2009 except as noted. Accordingly, they should be read in conjunction with the 2009 financial statements and the notes thereto.

Cash and cash equivalents

Cash and cash equivalents are classified as held for trading and include short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company places its deposits with financial institutions with high credit standings.

Marketable Securities

Marketable securities are designated as available-for-sale and recorded at fair value, with changes in fair value recorded in the statement of other comprehensive income. The fair value of marketable securities is obtained by reference to the current quoted bid price on the balance sheet date. When it is determined that a decrease in fair value is other than temporary a loss will be recorded in other income (expense).

Translation of Foreign Currencies

The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, *Business Combinations*, Section 1601, *Consolidations*, and Section 1602, *Non-controlling Interests*. These sections replace the former CICA Handbook Section 1581, *Business Combinations* and Section 1600, *Consolidated Financial Statements* and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, *Business Combinations* (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND
SIX MONTHS ENDED JUNE 30, 2009
(Unaudited - Expressed in Canadian Dollars)

2. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards ("IAS") 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections as it has not adopted then yet.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is evaluating the financial reporting impact of the transition to IFRS.

3. **MARKETABLE SECURITIES**

As at June 30, 2010, the Company held 10,000 (December 31, 2009 – 10,000) common shares of Astral Mining Corporation ("Astral") which had a quoted market value of $2,500 (December 31, 2009 - $4,200). The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur. An unrealized loss of $650 was recorded for the three month period ended June 30, 2010 and an unrealized loss of $1,700 was recorded for the six month period ended June 30, 2010.

4. **MINERAL PROPERTY INTERESTS**

The schedule below summarizes the carrying costs of acquisition costs and all exploration expenditures incurred to date for each mineral property interest that the Company is continuing to explore as at June 30, 2010 and December 31, 2009:

| | June 30, 2010 | | | December 31, 2009 | | |
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
USA						
Roy Property, Walker Lane, Nevada	9,764	-	9,764	9,764	-	9,764
	9,764	-	9,764	9,764	-	9,764

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND
SIX MONTHS ENDED JUNE 30, 2009
(Unaudited - Expressed in Canadian Dollars)

5.   **SHARE CAPITAL AND WARRANTS**

On July 9, 2009 the Company closed a non-brokered private placement financing of 4,612,000 units at a price of $0.0825 per unit for gross proceeds of $380,490. Each Unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share, exercisable at a price of $0.11 expiring July 9, 2011. Aggregate finders' fee of $14,256 was paid in cash to an arm's length party to the Company on a portion of the financing.

On January 25, 2010 the Company closed a non-brokered private placement consisting of the issuance of 4,700,000 units at a price of $0.13 per unit, for gross proceeds of $611,000. Each Unit consists of one common share and one common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two. Aggregate finders' fee of $936 was paid in cash to an arm's length party to the Company on a portion of the financing.

6.   **STOCK OPTIONS**

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. Stock options granted vest immediately and are subject to a four-month hold period and exercisable for a period of five years.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (CAD$)
Balance at December 31, 2008	-	-
Granted	-	-
Exercised	-	-
Expired	-	-
Forfeited	-	-
Balance at December 31, 2009	-	-
Granted	700,000	0.13
Exercised	-	-
Cancelled	-	-
Expired	-	-
Balance at June 30, 2010	700,000	0.13
Number of stock options exercisable	700,000	0.13

6.   **STOCK OPTIONS** (continued)

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND
SIX MONTHS ENDED JUNE 30, 2009
(Unaudited - Expressed in Canadian Dollars)

As at June 30, 2010, the following stock options were outstanding as follows:

Number of Shares Outstanding	Exercise Price (CAD$)	Expiry Date
700,000	0.13	March 11, 2015
700,000		

Total stock options granted during the three months ended June 30, 2010 were Nil (three months ended June 30, 2010 – Nil). Stock options granted vest immediately but are subject to a four month hold period. Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the three months ended June 30, 2010 was $Nil (three months ended June 30, 2009 - Nil).

Total stock options granted during the six months ended June 30, 2010 were 700,000 (six months ended June 30, 2010 – Nil). Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the six months ended June 30, 2010 was $80,350 (three months ended June 30, 2009 - Nil).

The weighted average fair value of stock options granted is estimated to be $0.12 for the six months ended June 30, 2010 (six months ended June 30, 2009 – Nil) by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Risk-free interest	1.46%	-
Expected dividend yield	-	-
Expected stock price volatility	166%	-
Expected option life in years	2.5	-

7.   **WARRANTS**

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price $
Balance at December 31, 2009	5,006,760	0.24
Exercised	(210,000)	0.11
Expired	(394,760)	$1.80
Granted	4,700,000	0.18
Balance at June 30, 2010	9,102,000	0.15

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND
SIX MONTHS ENDED JUNE 30, 2009
(Unaudited - Expressed in Canadian Dollars)

7.   **WARRANTS** (continued)

On January 25, 2010 the Company closed a non-brokered private placement consisting of the issuance of 4,700,000 units at a price of $0.13 per unit, for gross proceeds of $611,000. Each Unit consists of one common share and one common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two. Aggregate finders' fee of $936 was paid in cash to an arm's length party to the Company on a portion of the Financing.

At June 30, 2010, the following warrants were outstanding as follows:

Number of Warrants Outstanding	Exercise Price (CAD$)	Expiry Date
4,402,000	0.11	July 9, 2011
4,700,000	0.18	January 25, 2012
9,102,000		

8.   **RELATED PARTY TRANSACTIONS**

(a)   The former President of the Company provides his services on a full-time basis under a contract with a private company controlled by the former President for an annual fee of $87,500. During the six months ended June 30, 2010, the Company paid fees of $nil (2009 - $43,750) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

On December 18, 2009 the Company terminated his contract. The termination payment of $131,250 was paid during the six months ended June 30, 2010.

(b)   During the six months ended June 30, 2010 the Company paid consulting fees in the amount of $15,000 (2009 - $30,000) to a company controlled by an officer of the Company.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND
SIX MONTHS ENDED JUNE 30, 2009
(Unaudited - Expressed in Canadian Dollars)

9.   SEGMENTED INFORMATION

The Company is primarily involved in mineral exploration activities in the United States and Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the three months ended June 30, 2010.

The Company's total assets are segmented geographically as follows:

	June 30, 2010			
	Corporate Canada $	Argentina $	USA $	Total $
Current assets	168,014	39,031		207,045
Mineral property interests	-	-	9,764	9,764
	168,014	39,031	9,764	216,809

	December 31, 2009			
	Corporate Canada $	United States $	Peru $	Total $
Current assets	193,087	-	1,396	194,483
Mineral property interests	-	9,764	-	9,764
	193,087	9,764	1,396	204,247

10.   FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

The Company's marketable securities are classified as available for sale and fair value is determined using bid prices at the balance sheet date with any temporary unrealized gains or losses recognized in other comprehensive income.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND
SIX MONTHS ENDED JUNE 30, 2009
(Unaudited - Expressed in Canadian Dollars)

10. **FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT** (continued)

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents in term deposits with financial institutions that operate globally. Also, as the majority of its receivables are with the governments of Canada and Peru in the form of sales tax, the credit risk is minimal. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due (Note 1). The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares and warrants to fund exploration programs and may require doing so again in the future.

Market risk

(v) *Currency risk*

Financial instruments that impact the Company's net earnings or other comprehensive income due to currency fluctuations include: US dollars; Argentine Pesos; all denominated in cash and cash equivalents, accounts receivable and accounts payable. The sensitivity of the Company's net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar, Argentine Peso and Peruvian Sole is summarized in the table below:

	June 30, 2010			
	10% Increase in the Argentine Peso	10% Decrease in the Argentine Peso	10% Increase in the US Dollar	10% Decrease in the US Dollar
Increase (decrease) in net earnings	$3,862	$(3,862)	$7,770	$(7,770)
Increase (decrease) in other comprehensive (loss) income	-	-	-	-
Comprehensive (loss) income	$3,862	$(3,862)	$7,770	$(7,770)

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND
SIX MONTHS ENDED JUNE 30, 2009
(Unaudited - Expressed in Canadian Dollars)

10. **FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT** (continued)

(vi)   *Interest rate risk*

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at variable rates. The fair value of cash and cash equivalents approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

(c) Capital Management

The Company's objectives of capital management are intended to safeguard the entity's ability to support the Company's normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company's assets.

To effectively manage the entity's capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

11. **SUBSEQUENT EVENTS**

- A bonus of $70,000 that was previously accrued was paid to a former officer and director of the Company.

Exhibit 99.15

PANTHERA EXPLORATION INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND
SIX MONTHS ENDED JUNE 30, 2009

Introduction

The following discussion of the operating results and the financial position of Panthera Exploration Inc. (the "Company") which have been prepared on the basis of available information up to August 3, 2010, should be read in conjunction with the annual audited consolidated financial statement and notes thereto of the Company for the years ended December 31, 2009 and 2008 and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended June 30, 2010 and 2009. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations. There is no guarantee of future performance as actual results could change based on factors beyond management's control. Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Company Overview

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSX-V") under the symbol "AMS". In December 2008, the Company consolidated its outstanding common shares on a 10 for 1 basis and changed the name of the Company to Panthera Resources Inc. trading on the TSX-V under the symbol "PNX".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company's material mineral property interest is located in the United States. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proven reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and the USA (SEC).

USA

Roy and Hills Properties, Nevada

The Roy and Hills Properties consist of two claim blocks in the Roysten Hills in the Walker Lane District of west central Nevada. The 478 ha (1,180 acres) Roy claim blocks and the 227 ha (560 acres) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

In 2006, the Company signed a Letter of Intent with Astral Mining Corporation ("Astral") to option to them the Roy and Hills properties where by Astral would have the right to earn up to an 80% interest in the properties.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the properties. The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold (hole R-07-5). This hole, along with R-07-03, was designed to test the area where surface samples of bladed quartz vein material assayed 41.5 g/t gold. The option agreement was terminated by Astral in 2008. Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company dropped the Hills property in 2008 and maintains title to the Roy property.

The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo, a director of the Company and a Qualified Person.

<u>**Selected Annual Financial Information**</u>

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

	Years Ended December 31,		
	2009 $	2008 $	2007 $
Total revenue	Nil	Nil	Nil
Net loss for the year	(1,631,952)[1]	(3,472,349)[2]	(3,073,797)
Loss per share – basic and diluted	(0.26)	(0.90)	(1.00)
Total assets	204,247[3]	1,524,520[4]	3,588,597

(1) includes $1,299,632 in write-off of mineral properties offset by a credit of $90,815 of exploration expenses.
(2) includes $2,165,600 in exploration expenses and $411,946 in write-off of mineral properties
(3) decrease is compared to 2008 is primarily due to write-off of mineral properties and sale of Pervuvian and Argentine mineral property interests to Golden Arrow Resources Corp ("Golden Arrow").
(4) decrease in total assets compared to 2007 is due to fewer issuances of common shares and warrants and a decrease in short term investments.

<u>**Results Of Operations – For The Six Months Ended June 30, 2010 Compared To The Six Months Ended June 30, 2009**</u>

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

Other income (expense)

During the six months ended June 30, 2010, other income increased by $1,365,434, to $97,416 compared to other expenses of $1,268,018 for the six months ended June 30, 2009. The increase in other income is largely due to:

- A foreign exchange gain of $30,084 for the six months ended June 30, 2010 compared to a foreign exchange gain of $11,484 for the six months ended June 30, 2009. This primarily resulted from the appreciation of the Canadian dollar against the Peruvian new sol.

- A write-off of mineral properties of $nil for the six months ended June 30, 2010 compared to a write-off of mineral properties $1,279,502 for the six months ended June 30, 2009. During the year ended December 31, 2009, the majority of the Company's properties were written-off and then subsequently sold to Golden Arrow Resources Corp.

- A gain of $56,464 as a result of the sale of the Company's subsidiary in Peru to a vendor as part of a debt settlement as the Company's focus had changed away from Peru for the six months ended June 30, 2010 compared to $Nil for the six months ended June 30, 2009.

Expenses

During the six months ended June 30, 2010, expenses increased by $305,637, to $404,576 compared to $98,939 for the six months ended June 30, 2009. The increase in expenses is largely due to:

- An increase of $143,850 in management fees and salaries. Management fees and salaries totaled $214,600 for the six months ended June 30, 2010 compared to $70,750 for the six months ended June 30, 2009. A fixed fee for corporate development and administrative services was charged by a management company in the six months ended June 30, 2010 not present in the prior period. A bonus of $70,000 was accrued to a former director and officer in the Company for the six months ended June 30, 2010 with no corresponding expense in the six months ended June 30, 2009. Also, management salaries and consulting fees were higher for the six months ended June 30, 2010 compared to the six months ended June 30, 2009.

- An increase of $80,351 in stock-based compensation. Stock-based compensation was $80,351 for the six months ended June 30, 2010 compared to $nil for the six months ended June 30, 2009. Stock options were granted in the six months ended June 30, 2010 compared to none in the prior period.

- An increase of $55,127 in general exploration. General exploration was $4,808 for the six months ended June 30, 2010 compared to a recovery of $50,319 for the six months ended June 30, 2009. In the six months ended June 30, 2010, the Company had incurred exploration expenditures compared to a recovery as a result of a reversal for accrued validity fees for its former Peruvian properties in the six months ended June 30, 2009.

- An increase of $18,521 in travel. Travel was $18,545 for the six months ended June 30, 2010 compared to $24 for the six months ended June 30, 2009. The Company visited potential future projects in the six months ended June 30, 2010 compared to less travel in the six months ended June 30, 2009.

The net loss for the six months ended June 30, 2010 was $307,160 or $0.02 per basic and diluted share compared to net loss of $1,366,957 or $0.33 per basic and diluted share for the six months ended June 30, 2009.

Cash Flow

Operating Activities

Cash outflow from operating activities was $631,002 for the six months ended June 30, 2010 compared to $135,072 for the six months ended June 30, 2009. Payment of outstanding accounts payable from the year ended December 31, 2009 and current ongoing corporate and administrative cash costs contributed to the increase in cash outflow.

Financing Activities

Proceeds from the issuance of common shares and warrants were $634,100 for the six months ended June 30, 2010 compared to $nil for the six months ended June 30, 2009. Share subscriptions received was $nil for the six months ended June 30, 2010 compared to $140,416 for the six months ended June 30, 2009. This was offset by share and warrant issue costs of $959 in the six months ended June 30, 2010 compared to $nil for the six months ended June 30, 2009.

Investing Activities

Results Of Operations – For The Three Months Ended June 30, 2010 Compared To The Three Months Ended June 30, 2009

Other income (expense)

During the three months ended June 30, 2010, other income increased by $65,206, to $82,228 compared to other income of $17,022 for the three months ended June 30, 2009. The increase in other income is largely due to:

- A recovery of interest and penalties of $10,868 for the three months ended June 30, 2010 compared to $Nil for the three months ended June 30, 2009. Improper interest and penalties charged by a governmental taxation office were refunded.

- A gain of $56,464 as a result of the sale of the Company's subsidiary in Peru to a vendor as part of a debt settlement as the Company's focus had changed away from Peru for the three months ended June 30, 2010 compared to $Nil for the three months ended June 30, 2009.

This increase was partially offset by the following:

- A foreign exchange gain of $14,896 for the three months ended June 30, 2010 compared to a foreign exchange gain of $17,022 for the three months ended June 30, 2009. This primarily resulted from the depreciation of the Canadian dollar against the Peruvian new sol.

Expenses

During the three months ended June 30, 2010, expenses increased by $96,050 to $127,556 compared to $31,506 for the three months ended June 30, 2009. The increase in expenses is largely due to:

- An increase of $34,512 in management fees and salaries. Management fees and salaries totaled $71,387 for the three months ended June 30, 2010 compared to $36,875 for the three months ended June 30, 2009. A fixed fee for corporate development and administrative services was charged by a management company in the three months ended June 30, 2010 not present in the prior period. Also, management salaries and consulting fees were higher for the three months ended June 30, 2010 compared to the three months ended June 30, 2009.

- An increase of $57,816 in general exploration. General exploration was $950 for the three months ended June 30, 2010 compared to a recovery of $56,866 for the three months ended June 30, 2009. In the three months ended June 30, 2010, the Company had incurred exploration expenditures compared to a recovery as a result of a reversal for accrued validity fees for its former Peruvian properties in the three months ended June 30, 2009.

- An increase of $10,177 in travel. Travel was $10,201 for the three months ended June 30, 2010 compared to $24 for the three months ended June 30, 2009. The Company visited potential future projects in the three months ended June 30, 2010 compared to less travel in the three months ended June 30, 2009.

This increase was partially offset by the following:

- A decrease of $9,422 in accounting and audit and transfer agent and regulatory fees. The total of accounting and audit and transfer agent and regulatory fees was $5,478 for the three months ended June 30, 2010 compared to $14,900 for the three months ended June 30, 2009. The lower fees during three months ended June 30, 2010 compared to the three months ended June 30, 2009 were a result of lower activity levels.

The net loss for the three months ended June 30, 2010 was $45,328 or $0.00 per basic and diluted share compared to net loss of $14,484 or $0.01 per basic and diluted share for the three months ended June 30, 2009.

Cash Flow

Operating Activities

Cash outflow from operating activities was $266,290 for the three months ended June 30, 2010 compared to $123,386 for the three months ended June 30, 2009. Payment of outstanding accounts payable from the year ended December 31,

2009 and current ongoing corporate and administrative cash costs contributed to the increase in cash outflow.

Financing Activities

Proceeds from the exercise of warrants were $23,100 for the three months ended June 30, 2010 compared to $nil for the three months ended June 30, 2009. Share subscriptions received was $nil for the three months ended June 30, 2010 compared to $140,416 for the three months ended June 30, 2009.

Investing Activities

No investing activities occurred during the three months ended June 30, 2010 and 2009.

Balance Sheet

At June 30, 2010, the Company had total assets of $216,809 compared with $204,247 in total assets at December 31, 2009. This increase is primarily a result of an increase in cash related to the issuance of common shares and warrants, offset by an increase in other receivables and prepaid expenses and ongoing administrative and operational costs. Working capital at June 30, 2010 was $97,566 compared to a working capital deficiency of $307,066 at December 31, 2009, as a result of a decrease in accounts payable balances and proceeds from common share and warrant issuance.

Selected Quarterly Financial Information

	2010		2009				2008	
	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(45,328)	(261,832)	(258,474)	(6,521)	(14,484)	(1,352,473)	(315,755)	(529,824)
Net Loss per Common Share Basic and Diluted	(0.00)	(0.02)	(0.04)	(0.00)	(0.00)	(0.21)	(0.09)	(0.13)

Liquidity and Capital Resources

The Company has experienced recurring operating losses and has accumulated an operating deficit of $15,142,651 at June 30, 2010 (December 31, 2009 - $14,835,491) and a shareholders' equity of $107,330 at June 30, 2010 (December 31, 2009 – shareholders' deficit of $297,302). In addition, the Company had working capital of $97,566 at June 30, 2010 (December 31, 2009 – working capital deficiency of $307,066). Working capital is defined as current assets less current liabilities and provides a measure of the Company's ability to settle liabilities that are due within one year with assets that are also expected to be converted into cash within one year.

The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all its planned activities. The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

The Company's cash position at June 30, 2010 was $188,419, an increase of $2,139 from December 31, 2009. This increase is primarily due to the proceeds received from issuance of common shares offset by payment of accounts payable and operational and administrative expenses.

The Company has financed its operations through the sale of its equity securities. During the six months ended June 30, 2010, the Company completed:

- a non-brokered private placement financing of 4,700,000 units at a price of $0.13 per unit, for gross proceeds to the Company of $611,000. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two.

The Company received $23,100 from the exercise of warrants for the six months ended June 30, 2010 (2009 - $Nil).

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Contractual Commitments

As of June 30, 2010, the Company had no commitments.

Capital Stock

At June 30, 2010, the Company had unlimited authorized common shares without par value. As at June 30, 2010, an aggregate of 13,705,604 common shares were issued and outstanding. As at August 3, 2010, 13,705,604 common shares were issued and outstanding.

	Number of Common Shares	Amount of Common Shares	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)
Balance as at December 31, 2008	4,184,604	12,298,254	1,319,921	554,690	-	(13,203,539)
Private placement	4,612,000	210,631		169,859		
Share issue costs		(7,892)				
Warrant issue costs				(6,364)		
Expiration of warrants			410,768	(410,768)		
Shares returned to treasury	(1,000)	(110)				
Net unrealized gain (loss) on available-for-sale marketable securities					(800)	
Net loss						(1,631,952)
Balance as at December 31, 2009	8,795,604	$ 12,500,883	$ 1,730,689	$ 307,417	$ (800)	$(14,835,491)
Private placement	4,700,000	249,840		361,160		
Share issue costs		(959)				
Warrants exercised	210,000	31,203		(8,103)		
Warrants expired			14,222	(14,222)		
Stock-based compensation			80,351			
Unrealized loss on available-for-sale marketable securities					(1,700)	
Net loss						(307,160)
Balance as at June 30, 2010	13,705,604	12,780,966	1,855,262	646,253	(2,500)	(15,142,651)

The Company had the following warrants outstanding as at August 3, 2010:

Number of Warrants Outstanding	Exercise Price (CAD$)	Expiry Date
4,502,000	0.11	July 9, 2011
4,700,000	0.18	January 25, 2012
9,102,000		

The following summarizes information about the stock options outstanding as at August 3, 2010:

Number of Shares Outstanding	Exercise Price (CAD$)	Expiry Date
700,000	0.13	March 11, 2015
700,000		

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Parties Transactions

(a)   The former President of the Company provides his services on a full-time basis under a contract with a private company controlled by the former President for an annual fee of $87,500. During the six months ended June 30, 2010, the Company paid fees of $nil (2009 - $43,750) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

On December 18, 2009 the Company terminated his contract. The termination payment of $131,250 was paid during the six months ended June 30, 2010.

(b)   During the six months ended June 30, 2010 the Company paid consulting fees in the amount of $15,000 (2009 - $30,000) to a company controlled by an officer of the Company.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

Subsequent to June 30, 2010:

- A bonus of $70,000 that was previously accrued was paid to a former officer and director of the Company.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2009. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The estimated fair value of awards of stock-based compensation is charged to expense over the period that it is earned, with offsetting amounts to contributed surplus. If the stock-based compensation is for past services, it is expensed immediately. If the stock-based compensation is forfeited, no amounts are charged to expense. If stock options are exercised then the fair value of the options is re-classed from contributed surplus to share capital.

Mineral Property Interests

Exploration expenditures are charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then costs are written off, or if its carrying value has been impaired, the costs are written down to fair value.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements. Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

The Company accounts for foreign value added taxes paid as part of exploration expense. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a recovery in exploration expense.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, *Business Combinations*, Section 1601, *Consolidations*, and Section 1602, *Non-controlling Interests*. These sections replace the former CICA Handbook Section 1581, *Business Combinations* and Section 1600, *Consolidated Financial Statements* and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, *Business Combinations* (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.

It is equivalent to the corresponding provisions of IFRS International Accounting Standards ("IAS") 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. At this time the Company does not anticipate these sections prior to the adoption of IFRS and therefore does not expect any impact to the consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the CICA announced that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. This includes a requirement to present comparative financial information in accordance with IFRS for 2010. Accordingly, our first interim consolidated financial statements will be presented in accordance with IFRS for the three months ending March 31, 2011 with 2010 comparative results.

The Company has commenced a preliminary review of the Canadian equivalents to IFRS. At this stage of the transition, no areas have been identified that may have an impact on the financial statements of the Company. As at June 30, 2010 the Company has adopted its IFRS changeover plan and management has completed an IFRS diagnostic and has quantified and analyzed differences between Canadian GAAP and IFRS as part of its first phase of transition. The remaining phases: development and implementation, and post-implementation and review will be completed during the remainder of 2010. We note that Canadian GAAP to IFRS may be amended prior to adoption.

Management has considered the differences between Canadian GAAP and IFRS and to date has identified that there are likely no material differences to the majority of line items appearing in the Company's balance sheet and income statement from what it has recorded under Canadian GAAP.

The specific areas where no applicable differences in recognition and measurement have been identified between IFRS and Canadian GAAP are cash, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities.

Certain relevant accounting differences between Canadian GAAP and IFRS and the possible impacts on the consolidated financial statements of the Company are described below:

Financial Statement Component	IFRS	Canadian GAAP	Possible Impact
Exploration Expenditures and Development Costs	An entity shall determine a policy specifying which expenditures are recognized as exploration and evaluation assets and apply the policy consistently. In making this determination, an entity considers the degree to which the expenditure can be associated with finding specific mineral resources. Exploration Expenditures shall be recognized at cost. The Company can elect to measure exploration and evaluation assets using either cost model or the revaluation model.	Exploration costs related to mining properties may initially be capitalized if an enterprise considers that such costs have the characteristics of property, plant and equipment and that capitalization is appropriate to its circumstances. Exploration and evaluation assets are measured at cost. Canadian GAAP does not allow for the revaluation of exploration and evaluation assets other than during a business combination.	No impact. Continue with existing policy under IFRS 6.
Foreign Currency Translation	Defines functional currency as the currency of the primary economic	Does not directly define functional currency. Foreign currency translation	No impact expected at this

	environment in which the entity operates. Foreign currency translation methods are based on the functional currency concept.	is based on the concept of integrated and self-sustaining foreign operations.	time.
Impairment of Non-Current Assets	Assess at each reporting date whether there is any indication that an asset (other than goodwill and intangible assets with indefinite lives) may be impaired. Impairment loss recognition is a one-step process based on discounted cash flows. Impairment losses are recognized when the carrying value exceeds the recoverable amount, which is the higher of (a) value in use and (b) fair value less costs to sell. An impairment loss recognized in prior periods for an asset shall be reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized.	A long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment testing is based on a two-step test. Once an impairment loss is identified on an undiscounted cash flow basis (step 1), the impairment loss is measured as the amount by which the carrying value exceeds fair value (step 2). An impairment loss relating to long-lived assets should not be reversed even if the fair value subsequently increases	No impact expected at this time.
Share-Based Payments	For graded-vesting features, IFRS requires each instalment to be treated as a separate share option grant, because each instalment has a different vesting period, and hence the fair value of each instalment will differ. Requires that forfeitures be estimated at the time of grant to eliminate distortion of remuneration expense recognized during the vesting period. The estimate should be revised if subsequent information indicates that actual forfeitures are likely to differ from previous estimates.	Allows the option to use the straight-line method or the attribution method to account for graded-vesting features. Permits companies to either estimate the forfeitures at time of grant date or record the entire expense as if all its stock option grants vest and then record forfeitures as they occur	No impact expected at this time.

Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

The Company's marketable securities are classified as available for sale and fair value is determined using bid prices at the balance sheet date with any temporary unrealized gains or losses recognized in other comprehensive income.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents in term deposits with financial institutions that operate globally. Also, as the majority of its receivables are with the governments of Canada and Peru in the form of sales tax, the credit risk is minimal. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due (Note 1). The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares and warrants to fund exploration programs and may require doing so again in the future.

Market risk

(i) *Currency risk*

Financial instruments that impact the Company's net earnings or other comprehensive income due to currency fluctuations include: US dollars; Peruvian Soles; Argentine Pesos; all denominated in cash and cash equivalents, accounts receivable and accounts payable. The sensitivity of the Company's net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar, Argentine Peso and Peruvian Sole is summarized in the table below:

	June 30, 2010			
	10% Increase in the Argentine Peso	10% Decrease in the Argentine Peso	10% Increase in the US Dollar	10% Decrease in the US Dollar
Increase (decrease) in net earnings	$3,862	$(3,862)	$7,770	$(7,770)
Increase (decrease) in other comprehensive (loss) income	-	-	-	-
Comprehensive (loss) income	$3,862	$(3,862)	$7,770	$(7,770)

(ii) *Interest rate risk*

11

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at variable rates. The fair value of cash and cash equivalents approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

(c) Capital Management

The Company's objectives of capital management are intended to safeguard the entity's ability to support the Company's normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company's assets.

To effectively manage the entity's capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

<u>**Risk Factors and Uncertainties**</u>

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. A number of the risks and uncertainties are discussed below:
History of losses: The Company has historically incurred losses as evidenced by its audited consolidated financial statements for the years ended December 31, 2009 and 2008. The Company has financed its operations principally through the sale of its equity securities. The Company does not anticipate that it will earn any revenue from its operations until its properties are placed into production, if ever. If the Company is unable to place its properties into production, the Company may never realize revenues from operations, will continue to incur losses and you may lose the value of your investment.

Joint ventures and other partnerships: The Company may seek joint venture partners to provide funding for further work on any or all of its other properties. Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture. Any investments, strategic alliances or related efforts are accompanied by risks such as:

1. the difficulty of identifying appropriate joint venture partners or opportunities;
2. the time the Company's senior management must spend negotiating agreements, and monitoring joint venture activities;
3. the possibility that the Company may not be able to reach agreement on definitive agreements, with potential joint venture partners;
4. potential regulatory issues applicable to the mineral exploration business;
5. the investment of the Company's capital or properties and the loss of control over the return of the Company's capital or assets;
6. the inability of management to capitalize on the growth opportunities presented by joint ventures; and
7. the insolvency of any joint venture partner.

There are no assurances that the Company would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

Unexpected delays: The Company's minerals business will be subject to the risk of unanticipated delays including permitting its contemplated projects. Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents. In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

Potential conflicts of interest: Several of the Company's directors are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest.

Competition with larger, better capitalized competitors: The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company's revenues, operations and financial condition could be materially adversely affected.

The Company does not intend to pay dividends: The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor's return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company's property has exposure to predominantly gold, silver and copper. The prices of these metals, especially gold, silver and copper, greatly affect the value of the Company and the potential value of its property and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in the United States and is currently being reviewed worldwide. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's potential projects and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Credit Risk: Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash. The Company's limits its exposure to credit loss by placing its cash with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company's cash is invested in bank accounts.

Interest Risk: The Company's bank accounts earn interest income at variable rates. The fair value of cash and cash equivalents approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Cautionary Note to US Readers

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BCSC"). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as "inferred" or "indicated" which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to US Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but not recognized by the SEC. This report may use the term "inferred resources". USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. USA investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

On November 23, 2007, the British Columbia Securities Commission exempted Venture Issuers from the requirement to certify disclosure controls and procedures, as well as, Internal Controls over Financial Reporting as of December 31, 2007, and thereafter. The Company is a Venture Issuer; therefore it files the venture issuer basic certificates. The Company makes no assessment relating to establishment and maintenance of disclosure controls and procedures as defined under National Instrument 52-109 as at June 30, 2010.

Additional Information

Additional information relating to the Company, including news releases, financial statements and prior MD&A filings, is available on SEDAR at www.sedar.com.

The Company maintains a website at www.pantheraexploration.com, and has not entered into any agreements with any investor relations firms.

Exhibit 99.16

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2010 AND 2009

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

PANTHERA EXPLORATION INC.

(the "Company")

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Nine months ended September 30, 2010 and
nine months ended September 30, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

October 29, 2010

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(See Note 1 – Nature of Operations and Going Concern)
(Unaudited - Expressed in Canadian Dollars)

	September 30, 2010 $	December 31, 2009 $
A S S E T S		
CURRENT ASSETS		
Cash	40,478	186,280
Marketable securities (Note 3)	-	4,200
Other receivables and prepaid expenses	3,548	4,003
	44,026	194,483
MINERAL PROPERTY INTERESTS (Note 4)	23,487	9,764
	67,513	204,247
L I A B I L I T I E S		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	27,478	501,549
S H A R E H O L D E R S ' E Q U I T Y		
SHARE CAPITAL		
Authorized – Unlimited common shares without par value (Note 5)		
Issued and outstanding 13,705,604 (December 31, 2009 – 8,795,604)		
common shares	12,780,966	12,500,883
WARRANTS (Note 5 and 7)	646,253	307,417
CONTRIBUTED SURPLUS	1,825,262	1,730,689
ACCUMULATED OTHER COMPREHENSIVE INCOME	-	(800)
DEFICIT	(15,212,446)	(14,835,491)
	40,035	(297,302)
	67,513	204,247

APPROVED BY THE BOARD

*"David Horton"*_____ , Director

*"Gerald Carlson"*_____ , Director

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010 $	2009 $	2010 $	2009 $
EXPENSES				
Accounting and audit	-	9,032	19,950	28,215
Corporate development and investor relations	5,400	4,775	25,211	22,826
General exploration	2,738	(80,407)	7,546	(130,726)
Legal and professional fees	5,125	8,911	28,266	31,558
Management fees	15,000	26,875	93,545	97,625
Office and sundry	842	1,667	9,181	4,115
Salaries	22,847	-	158,902	-
Stock-based compensation (Note 6)	-	-	80,351	-
Transfer agent and regulatory fees	2,755	2,425	17,786	18,580
Travel	288	-	18,833	24
LOSS (INCOME) BEFORE OTHER ITEMS	54,995	(26,722)	459,571	72,217
OTHER INCOME (EXPENSE)				
Foreign exchange	(1,232)	(13,113)	28,852	(1,629)
Gain on sale of subsidiary	-	-	56,464	-
Loss on sale of marketable securities	(2,700)	-	(2,700)	-
Loss on sale of mineral properties	-	(20,130)	-	(20,130)
Recovery of interest and penalties	(10,868)	-	-	-
Write-off of mineral properties	-	-	-	(1,279,502)
	(14,800)	(33,243)	82,616	(1,301,261)
LOSS FOR THE PERIOD	(69,795)	(6,521)	(376,955)	(1,373,478)
DEFICIT - BEGINNING OF PERIOD	(15,142,651)	(14,570,496)	(14,835,491)	(13,203,539)
DEFICIT - END OF PERIOD	(15,212,446)	(14,577,017)	(15,212,446)	(14,577,017)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.01)	(0.00)	(0.03)	(0.25)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	13,705,604	8,344,430	13,175,531	5,585,787

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010 $	2009 $	2010 $	2009 $
LOSS FOR THE PERIOD	(69,795)	(6,521)	(376,955)	(1,373,478)
OTHER COMPREHENSIVE LOSS				
Unrealized loss on available-for-sale marketable securities	-	(3,000)	-	(1,800)
TOTAL COMPREHENSIVE LOSS	(69,795)	(9,521)	(376,955)	(1,375,278)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company),
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010 **$**	**2009** **$**	**2010** **$**	**2009** **$**
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Loss for the period	(69,795)	(6,521)	(376,955)	(1,373,478)
Items not affecting cash:				
Write-off of mineral property interests	-	20,130	-	1,299,632
Loss on sale of marketable securities	2,700	-	2,700	-
Stock-based compensation	-	-	80,351	-
	(67,095)	13,609	(293,904)	(73,846)
Change in non-cash working capital balances:				
Other receivables and prepaid expenses	12,578	(62,505)	455	(52,219)
Accounts payable and accrued liabilities	(82,001)	(185,488)	(474,071)	(243,390)
	(136,518)	(234,384)	(767,520)	(369,455)
INVESTING ACTIVITIES				
Expenditure on mineral property interest	(13,723)	(9,764)	(13,723)	(9,764)
Proceeds from sale of marketable securities	2,300	-	2,300	-
Proceeds from sales of mineral properties	-	168,870	-	168,870
	(11,423)	159,106	(11,423)	159,106
FINANCING ACTIVITIES				
Issuance of common shares and warrants	-	240,075	611,000	380,490
Share cancellation	-	(110)	-	(110)
Share and warrant issue costs	-	(14,256)	(959)	(14,256)
Warrants exercised	-	-	23,100	-
	-	225,709	633,141	366,124
INCREASE (DECREASE) IN CASH	(147,941)	150,431	(145,802)	155,775
CASH - BEGINNING OF PERIOD	188,419	29,846	186,280	24,502
CASH - END OF PERIOD	40,478	180,277	40,478	180,277

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Canadian Dollars)

	Number of Common Shares	Amount of Common Shares (Note 5)	Contributed Surplus (Note 6)	Warrants (Note 7)	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)
Balance as at December 31, 2008	4,184,604	$12,298,254	$1,319,921	$554,690	$ -	$(13,203,539)
Private placement	4,612,000	210,631	-	169,859	-	-
Share issue costs	-	(7,892)	-	-	-	-
Warrant issue costs	-	-	-	(6,364)	-	-
Expiration of warrants	-	-	410,768	(410,768)	-	-
Shares returned to treasury	(1,000)	(110)	-	-	-	-
Net unrealized gain (loss) on available-for-sale marketable securities	-	-	-	-	(800)	-
Net loss	-	-	-	-	-	(1,631,952)
Balance as at December 31, 2009	8,795,604	$12,500,883	$1,730,689	$307,417	$(800)	$(14,835,491)
Private placement	4,700,000	249,840	-	361,160	-	-
Share issue costs	-	(959)	-	-	-	-
Warrants exercised	210,000	31,203	-	(8,103)	-	-
Warrants expired	-	-	14,222	(14,222)	-	-
Stock-based compensation	-	-	80,351	-	-	-
Realized loss on available-for-sale marketable securities	-	-	-	-	800	-
Net loss	-	-	-	-	-	(376,955)
Balance as at September 30, 2010	13,705,604	$12,780,966	$1,825,262	$646,253	$ -	$(15,212,446)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2010
(Unaudited -Expressed in Canadian Dollars)

ACQUISITION COSTS

	USA	
	Roy	Total
	$	$
Balance, beginning of period	9,764	9,764
Acquisition costs – cash	13,723	13,723
	23,487	23,487
Write-off of mineral properties	-	-
	23,487	23,487
Proceeds from sale of mineral properties	-	-
Balance, end of period	23,487	23,487

EXPLORATION EXPENDITURES

	General (*)
	$
Cumulative costs expensed - beginning of period	6,444,268
Exploration expenditures during the period:	
Suppliers and contractors	7,546
Cumulative costs expensed - end of period	6,451,814

* Exploration expenditures for properties that were written of in previous years are included in the opening balance of general exploration

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND
NINE MONTHS ENDED SEPTEMBER 30, 2009
(Unaudited - Expressed in Canadian Dollars)

1.   **NATURE OF OPERATIONS AND GOING CONCERN**

Panthera Exploration Inc. (formerly Amera Resources Corporation) (the "Company") was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and, on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently, the Company considers itself to be an exploration stage company.

The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral property interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.

The Company has experienced recurring operating losses and has accumulated an operating deficit of $15,212,446 at September 30, 2010 (December 31, 2009 - $14,835,491) and a shareholders' equity of $40,035 at September 30, 2010 (December 31, 2009 – shareholders' deficit of $297,302). In addition, the Company had working capital of $16,548 at September 30, 2010 (December 31, 2009 – working capital deficiency of $307,066). Working capital is defined as current assets less current liabilities and provides a measure of the Company's ability to settle liabilities that are due within one year with assets that are also expected to be converted into cash within one year. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued operations, as intended, are dependent upon its ability to raise additional funding to meet its obligations and to attain profitable operations. Management's plan in this regard is to raise equity financing as required. There are no assurances that the Company will be successful in achieving these goals. These consolidated financial statements do not include adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

These interim consolidated financial statements and accompanying notes have been prepared in conformity with Canadian generally accepted accounting principles ("GAAP").

These interim consolidated financial statements include the accounts of the Company and its wholly-owed subsidiaries Amera-Chile Sociedad Contractual Minera (a Chile corporation), Amera Resources (BVI) Inc. (a British Virgin Island corporation) and Amera Resources (US) Inc. (a U.S. corporation). All inter-company transactions and balances have been eliminated upon consolidation.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND
NINE MONTHS ENDED SEPTEMBER 30, 2009
(Unaudited - Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, except that they do not contain all disclosures as required for annual financial statements. The interim financial statements have been prepared following the same accounting policies as for the consolidated financial statements for the year ended December 31, 2009 except as noted. Accordingly, they should be read in conjunction with the 2009 financial statements and the notes thereto.

Cash and cash equivalents

Cash and cash equivalents are classified as held for trading and include short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company places its deposits with financial institutions with high credit standings.

Marketable Securities

Marketable securities are designated as available-for-sale and recorded at fair value, with changes in fair value recorded in the statement of other comprehensive income. The fair value of marketable securities is obtained by reference to the current quoted bid price on the balance sheet date. When it is determined that a decrease in fair value is other than temporary a loss will be recorded in other income (expense).

Translation of Foreign Currencies

The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, *Business Combinations*, Section 1601, *Consolidations*, and Section 1602, *Non-controlling Interests*. These sections replace the former CICA Handbook Section 1581, *Business Combinations* and Section 1600, *Consolidated Financial Statements* and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, *Business Combinations* (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND
NINE MONTHS ENDED SEPTEMBER 30, 2009
(Unaudited - Expressed in Canadian Dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards ("IAS") 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections as it has not adopted then yet.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is evaluating the financial reporting impact of the transition to IFRS.

3.   MARKETABLE SECURITIES

As at September 30, 2010, the Company held Nil (December 31, 2009 – 10,000) common shares of Astral Mining Corporation ("Astral") which had a quoted market value of $Nil (December 31, 2009 - $4,020). The Company designates its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur. A realized loss of $2,700 on the sale of these shares was recorded for the nine month period ended September 30, 2010.

4.   MINERAL PROPERTY INTERESTS

The schedule below summarizes the carrying costs of acquisition costs and all exploration expenditures incurred to date for each mineral property interest that the Company is continuing to explore as at September 30, 2010 and December 31, 2009:

	September 30, 2010			December 31, 2009		
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
USA						
Roy Property, Walker Lane, Nevada	23,487	-	23,487	9,764	-	9,764
	23,487	-	23,487	9,764	-	9,764

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND
NINE MONTHS ENDED SEPTEMBER 30, 2009
(Unaudited - Expressed in Canadian Dollars)

5.   SHARE CAPITAL AND WARRANTS

On July 9, 2009 the Company closed a non-brokered private placement financing of 4,612,000 units at a price of $0.0825 per unit for gross proceeds of $380,490. Each Unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share, exercisable at a price of $0.11 expiring July 9, 2011. Aggregate finders' fee of $14,256 was paid in cash to an arm's length party to the Company on a portion of the financing.

On January 25, 2010 the Company closed a non-brokered private placement consisting of the issuance of 4,700,000 units at a price of $0.13 per unit, for gross proceeds of $611,000. Each Unit consists of one common share and one common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two. Aggregate finders' fee of $959 was paid in cash to an arm's length party to the Company on a portion of the financing.

6.   STOCK OPTIONS

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. Stock options granted vest immediately and are subject to a four-month hold period and exercisable for a period of five years.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (CAD$)
Balance at December 31, 2008	-	-
Granted	-	-
Exercised	-	-
Expired	-	-
Forfeited	-	-
Balance at December 31, 2009	-	-
Granted	700,000	0.13
Exercised	-	-
Cancelled	(300,000)	0.13
Expired	-	-
Balance at September 30, 2010	400,000	0.13
Number of stock options exercisable	400,000	0.13

6.   STOCK OPTIONS (continued)

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND
NINE MONTHS ENDED SEPTEMBER 30, 2009
(Unaudited - Expressed in Canadian Dollars)

As at September 30, 2010, the following stock options were outstanding as follows:

Number of Shares Outstanding	Exercise Price (CAD$)	Expiry Date
400,000	0.13	March 11, 2015
400,000		

Total stock options granted during the three months ended September 30, 2010 were Nil (three months ended September 30, 2009 – Nil). Stock options granted vest immediately but are subject to a four month hold period. Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the three months ended September 30, 2010 was $Nil (three months ended September 30, 2009 - $Nil).

Total stock options granted during the nine months ended September 30, 2010 were 700,000 (nine months ended September 30, 2009 – Nil). Stock options granted vest immediately but are subject to a four month hold period. Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the nine months ended September 30, 2010 was $80,350 (nine months ended September 30, 2009 - $Nil).

The weighted average fair value of stock options granted is estimated to be $0.12 for the nine months ended September 30, 2010 (nine months ended September 30, 2009 – $Nil) by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009
Risk-free interest	1.46%	-
Expected dividend yield	-	-
Expected stock price volatility	166%	-
Expected option life in years	2.5	-

7.   **WARRANTS**

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price $
Balance at December 31, 2009	5,006,760	0.24
Exercised	(210,000)	0.11
Expired	(394,760)	1.80
Granted	4,700,000	0.18
Balance at September 30, 2010	9,102,000	0.14

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND
NINE MONTHS ENDED SEPTEMBER 30, 2009
(Unaudited - Expressed in Canadian Dollars)

7.   **WARRANTS** (continued)

On January 25, 2010 the Company closed a non-brokered private placement consisting of the issuance of 4,700,000 units at a price of $0.13 per unit, for gross proceeds of $611,000. Each Unit consists of one common share and one common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two. Aggregate finders' fee of $959 was paid in cash to an arm's length party to the Company on a portion of the financing.

At September 30, 2010, the following warrants were outstanding as follows:

Number of Warrants Outstanding	Exercise Price (CAD$)	Expiry Date
4,402,000	0.11	July 9, 2011
4,700,000	0.18	January 25, 2012
9,102,000		

8.   **RELATED PARTY TRANSACTIONS**

(a)   The former President of the Company provided his services on a full-time basis under a contract with a private company controlled by the former President. During the nine months ended September 30, 2010, the Company paid fees of $nil (2009 - $65,625) to the President. The contract also provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

On December 18, 2009 the Company terminated his contract. The termination payment of $131,250 was paid during the nine months ended September 30, 2010.

(b)   During the nine months ended September 30, 2010 the Company paid consulting fees in the amount of $Nil (2009 - $35,000) to a company controlled by a former director of the Company.

(c)   During the nine months ended September 30, 2010 the Company paid consulting fees in the amount of $20,000 (2009 - $Nil) to a company controlled by a former officer and director of the Company.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.   **SEGMENTED INFORMATION**

The Company is primarily involved in mineral exploration activities in the United States and Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the nine months ended September 30, 2010.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND
NINE MONTHS ENDED SEPTEMBER 30, 2009
(Unaudited - Expressed in Canadian Dollars)

9.   SEGMENTED INFORMATION (continued)

The Company's total assets are segmented geographically as follows:

	September 30, 2010			
	Corporate Canada $	**Argentina $**	**USA $**	**Total $**
Current assets	16,511	27,515		44,026
Mineral property interests	-	-	23,487	23,487
	16,511	27,515	23,487	67,513

	December 31, 2009			
	Corporate Canada $	**United States $**	**Peru $**	**Total $**
Current assets	193,087	-	1,396	194,483
Mineral property interests	-	9,764	-	9,764
	193,087	9,764	1,396	204,247

10.   FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

The Company's marketable securities are classified as available for sale and fair value is determined using bid prices at the balance sheet date with any temporary unrealized gains or losses recognized in other comprehensive income.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents in term deposits with financial institutions that operate globally. Also, as the majority of its receivables are with the government of Canada in the form of sales tax, the credit risk is minimal. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND
NINE MONTHS ENDED SEPTEMBER 30, 2009
(Unaudited - Expressed in Canadian Dollars)

10.   FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due (Note 1). The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares and warrants to fund exploration programs and may require doing so again in the future.

Market risk

(i) Currency risk

Financial instruments that impact the Company's net earnings or other comprehensive income due to currency fluctuations include: US dollars; Argentine Pesos; all denominated in cash and cash equivalents, accounts receivable and accounts payable. The sensitivity of the Company's net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar and Argentine Peso is summarized in the table below:

	September 30, 2010			
	10% Increase in the Argentine Peso	10% Decrease in the Argentine Peso	10% Increase in the US Dollar	10% Decrease in the US Dollar
Increase (decrease) in net earnings	$2,712	$(2,712)	$54	$(54)
Increase (decrease) in other comprehensive (loss) income	-	-	-	-
Comprehensive (loss) income	$2,712	$(2,712)	$54	$(54)

(ii)   Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at variable rates. The fair value of cash and cash equivalents approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

(c) Capital Management

The Company's objectives of capital management are intended to safeguard the entity's ability to support the Company's normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND
NINE MONTHS ENDED SEPTEMBER 30, 2009
(Unaudited - Expressed in Canadian Dollars)

10.   **FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT** (continued)

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company's assets.

To effectively manage the entity's capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

Exhibit 99.17

PANTHERA EXPLORATION INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND
NINE MONTHS ENDED SEPTEMBER 30, 2009

Introduction

The following discussion of the operating results and the financial position of Panthera Exploration Inc. (the "Company") which have been prepared on the basis of available information up to October 29, 2010, should be read in conjunction with the annual audited consolidated financial statement and notes thereto of the Company for the years ended December 31, 2009 and 2008 and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended September 30, 2010 and 2009. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations. There is no guarantee of future performance as actual results could change based on factors beyond management's control. Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Company Overview

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSX-V") under the symbol "AMS". In December 2008, the Company consolidated its outstanding common shares on a 10 for 1 basis and changed the name of the Company to Panthera Exploration Inc. (formerly Amera Resources Corporation) trading on the TSX-V under the symbol "PNX".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company's material mineral property interest is located in the United States. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proven reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and the USA (SEC).

USA

Roy and Hills Properties, Nevada

The Roy and Hills Properties consist of two claim blocks in the Roysten Hills in the Walker Lane District of west central Nevada. The 478 ha (1,180 acres) Roy claim blocks and the 227 ha (560 acres) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

In 2006, the Company signed a Letter of Intent with Astral Mining Corporation ("Astral") to option to them the Roy and Hills properties where by Astral would have the right to earn up to an 80% interest in the properties.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the properties. The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold (hole R-07-5). This hole, along with R-07-03, was designed to test the area where surface samples of bladed quartz vein material assayed 41.5 g/t gold. The option agreement was terminated by Astral in 2008. Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company dropped the Hills property in 2008 and maintains title to the Roy property.

The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo, a director of the Company and a Qualified Person.

Selected Annual Financial Information

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

	Years Ended December 31,		
	2009 $	2008 $	2007 $
Total revenue	Nil	Nil	Nil
Net loss for the year	(1,631,952)[1]	(3,472,349)[2]	(3,073,797)
Loss per share – basic and diluted	(0.26)	(0.90)	(1.00)
Total assets	204,247[3]	1,524,520[4]	3,588,597

(1) includes $1,299,632 in write-off of mineral properties offset by a credit of $90,815 of exploration expenses.
(2) includes $2,165,600 in exploration expenses and $411,946 in write-off of mineral properties
(3) decrease is compared to 2008 is primarily due to write-off of mineral properties and sale of Pervuvian and Argentine mineral property interests to Golden Arrow Resources Corp ("Golden Arrow").
(4) decrease in total assets compared to 2007 is due to fewer issuances of common shares and warrants and a decrease in short term investments.

Results Of Operations – For The Nine Months Ended September 30, 2010 Compared To The Nine Months Ended September 30, 2009

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

Other income (expense)

During the nine months ended September 30, 2010, other income increased by $1,383,877, to $82,616 compared to other expenses of $1,301,261 for the nine months ended September 30, 2009. The increase in other income is largely due to:

- A foreign exchange gain of $28,852 for the nine months ended September 30, 2010 compared to a foreign exchange loss of $1,629 for the nine months ended September 30, 2009. This primarily resulted from the appreciation of the Canadian dollar against the Peruvian new sol.

- A write-off of mineral properties of $nil for the nine months ended September 30, 2010 compared to a write-off of mineral properties $1,279,502 for the nine months ended September 30, 2009. During the year ended December 31, 2009, the majority of the Company's properties were written-off and then subsequently sold to Golden Arrow Resources Corp.

- A gain of $56,464 as a result of the sale of the Company's subsidiary in Peru to a vendor as part of a debt settlement as the Company's focus had changed away from Peru for the nine months ended September 30, 2010 compared to loss of $20,130 as a result of sale of the properties to Golden Arrow Resources Inc. for the nine months ended September 30, 2009.

Expenses

During the nine months ended September 30, 2010, expenses increased by $387,354, to $459,571 compared to $72,217 for the nine months ended September 30, 2009. The increase in expenses is largely due to:

- An increase of $154,822 in management fees and salaries. Management fees and salaries totaled $252,447 for the nine months ended September 30, 2010 compared to $97,625 for the nine months ended September 30, 2009. A fixed fee for corporate development and administrative services was charged by a management company in the nine months ended September 30, 2010 not present in the prior period. A bonus of $70,000 was paid to a former director and officer in the Company for the nine months ended September 30, 2010 with no corresponding expense in the nine months ended September 30, 2009. Also, management salaries and consulting fees were higher for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009.

- An increase of $80,351 in stock-based compensation. Stock-based compensation was $80,351 for the nine months ended September 30, 2010 compared to $nil for the nine months ended September 30, 2009. Stock options were granted in the nine months ended September 30, 2010 compared to none in the prior period.

- An increase of $138,272 in general exploration. General exploration was $7,546 for the nine months ended September 30, 2010 compared to a recovery of $130,726 for the nine months ended September 30, 2009. In the nine months ended September 30, 2010, the Company had incurred exploration expenditures compared to a recovery as a result of a reversal for accrued validity fees for its former Peruvian properties in the nine months ended September 30, 2009.

- An increase of $18,809 in travel. Travel was $18,833 for the nine months ended September 30, 2010 compared to $24 for the nine months ended September 30, 2009. The Company visited potential future projects in the nine months ended September 30, 2010 compared to less travel in the nine months ended September 30, 2009.

The net loss for the nine months ended September 30, 2010 was $376,955 or $0.03 per basic and diluted share compared to net loss of $1,373,478 or $0.25 per basic and diluted share for the nine months ended September 30, 2009.

Cash Flow

Operating Activities

Cash outflow from operating activities was $767,520 for the nine months ended September 30, 2010 compared to $369,455 for the nine months ended September 30, 2009. Payment of outstanding accounts payable from the year ended December 31, 2009 and current ongoing corporate and administrative cash costs contributed to the increase in cash outflow.

Financing Activities

Proceeds from the issuance of common shares and warrants were $611,000 for the nine months ended September 30, 2010 compared to $380,490 for the nine months ended September 30, 2009. This was offset by share and warrant issue costs of $959 and share cancellation of $nil for the nine months ended September 30, 2010 compared to $14,256 and $110, respectively in the nine months ended September 30, 2009. Proceeds from warrant exercises was $23,100 for the nine months ended September 30, 2010 compared to $nil for the nine months ended September 30, 2009.

Investing Activities

Cash outflow from investing activities was $11,423 for the nine months ended September 30, 2010 compared to a cash inflow of $159,106 for the nine months ended September 30, 2009. The Company incurred $13,723 for expenditures on mineral property interests for the nine months ended September 30, 2010 compared to $9,764 for expenditures on mineral property interests for the nine months ended September 30, 2009. The Company received $nil as a result of sales of its mineral properties to Golden Arrow resources Corporation for the nine months ended September 30, 2010 compared to $168,870 for the nine months ended September 30, 2009. Proceeds from the sale of marketable securities were $2,300 in the nine months ended September 30, 2010 compared at $nil for the nine months ended September 30, 2009.

Results Of Operations – For The Three Months Ended September 30, 2010 Compared To The Three Months Ended September 30, 2009

Other income (expense)

During the three months ended September 30, 2010, other expenses decreased by $18,443 to $14,800 compared to $33,243 for the three months ended September 30, 2009. The decrease in other expenses is largely due to:

- A foreign exchange loss of $1,232 for the three months ended September 30, 2010 compared to a foreign exchange loss of $13,113 for the three months ended September 30, 2009. This primarily resulted from the Company holding less foreign currencies during the three months ended September 30, 2010 compared to the three months ended September 30, 2009.

- A loss as a result of sales of the mineral properties to Golden Arrow Resources Corporation of $nil for the three months ended September 30, 2010 compared to loss as a result of sales of the mineral properties to Golden Arrow Resources Corporation of $20,130 for the three months ended September 30, 2009.

This decrease was partially offset by the following:

- A loss of $2,700 as a result of the sale of marketable securities for the three months ended September 30, 2010 compared to $Nil for the three months ended September 30, 2009.

Expenses

During the three months ended September 30, 2010, expenses increased by $81,717 to $54,995 compared to income of $26,722 for the three months ended September 30, 2009. The increase in expenses is largely due to:

- An increase of $10,972 in management fees and salaries. Management fees and salaries totaled $37,847 for the three months ended September 30, 2010 compared to $26,875 for the three months ended September 30, 2009. A fixed fee for corporate development and administrative services was charged by a management company in the three months ended September 30, 2010 compared to a cost allocation methodology for the three months ended September 30, 2009. Management salaries and consulting fees were higher for the three months ended September 30, 2010 compared to the three months ended September 30, 2009.

- An increase of $83,145 in general exploration. General exploration was $2,738 for the three months ended September 30, 2010 compared to a recovery of $80,407 for the three months ended September 30, 2009. In the three months ended September 30, 2010, the Company had incurred exploration expenditures compared to a recovery as a result of a reversal for accrued validity fees for its former Peruvian properties in the three months ended September 30, 2009.

This increase was partially offset by the following:

- A decrease of $9,032 in accounting and audit. Accounting and audit was $nil for the three months ended September 30, 2010 compared to $9,032 for the three months ended September 30, 2009. No accounting and audit work was performed during three months ended September 30, 2010 compared to increased activity for the three months ended September 30, 2009.

- A decrease of $3,786 in legal and professional fees. Legal and professional fees were $5,125 for the three months ended September 30, 2010 compared to $8,911 for the three months ended September 30, 2009. A decreased level of legal work was performed during the three months ended September 30, 2010 compared to the three months ended September 30, 2009.

The net loss for the three months ended September 30, 2010 was $69,795 or $0.01 per basic and diluted share compared to net loss of $6,521 or $0.00 per basic and diluted share for the three months ended September 30, 2009.

Cash Flow

Operating Activities

Cash outflow from operating activities was $136,518 for the three months ended September 30, 2010 compared to $234,384 for the three months ended September 30, 2009. Lower payments of outstanding accounts payable from the year ended December 31, 2009 and cash inflows from changes in receivable and prepaid expense balances, offset by increased current ongoing corporate and administrative cash costs in the three months ended September 30, 2010 contributed to the decrease in cash outflow.

Financing Activities

Proceeds from the issuance of common shares and warrants were $nil for the three months ended September 30, 2010 compared to $240,075 for the three months ended September 30, 2009. This was offset by share and warrant issue costs of $14,256 and $110 share cancellation in the three months ended September 30, 2009.

Investing Activities

Cash outflow from investing activities was $11,423 for the three months ended September 30, 2010 compared to a cash inflow of $159,106 for the three months ended September 30, 2009. The Company incurred $13,723 for expenditures on mineral property interests for the three months ended September 30, 2010 compared to $9,764 for expenditures on mineral property interests for the three months ended September 30, 2009. The Company received $nil as a result of sales of its mineral properties to Golden Arrow resources Corporation for the three months ended September 30, 2010 compared to $168,870 for the three months ended September 30, 2009. Proceeds from sale of marketable securities was $2,300 for the three months ended September 30, 2010 compared to $nil for the three months ended September 30, 2009.

Balance Sheet

At September 30, 2010, the Company had total assets of $67,513 compared with $204,247 in total assets at December 31, 2009. This decrease is primarily a result of a decrease in cash related to the payment of outstanding accounts payable and ongoing corporate and administrative cash costs, and the sale of marketable securities, offset by an increase in mineral property interests. Working capital at September 30, 2010 was $16,548 compared to a working capital deficiency of $307,066 at December 31, 2009, as a result of a decrease in accounts payable balances and proceeds from common share and warrant issuance.

Selected Quarterly Financial Information

	2010			2009				2008
	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(69,795)	(45,328)	(261,832)	(258,474)	(6,521)	(14,484)	(1,352,473)	(315,755)

	2010			2009				2008
	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $
Net Loss per Common Share Basic and Diluted	(0.01)	(0.00)	(0.02)	(0.04)	(0.00)	(0.00)	(0.21)	(0.09)

Liquidity and Capital Resources

The Company has experienced recurring operating losses and has accumulated an operating deficit of $15,212,446 at September 30, 2010 (December 31, 2009 - $14,835,491) and a shareholders' equity of $40,035 at September 30, 2010 (December 31, 2009 – shareholders' deficit of $297,302). In addition, the Company had working capital of $16,548 at September 30, 2010 (December 31, 2009 – working capital deficiency of $307,066). Working capital is defined as current assets less current liabilities and provides a measure of the Company's ability to settle liabilities that are due within one year with assets that are also expected to be converted into cash within one year.

The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all its planned activities. The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

The Company's cash position at September 30, 2010 was $40,478, a decrease of $145,802 from December 31, 2009. This decrease is primarily due to the proceeds received from issuance of common shares offset by payment of accounts payable and operational and administrative expenses.

The Company has financed its operations through the sale of its equity securities. During the nine months ended September 30, 2010, the Company completed:

- a non-brokered private placement financing of 4,700,000 units at a price of $0.13 per unit, for gross proceeds to the Company of $611,000. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two.

The Company received $23,100 from the exercise of warrants for the nine months ended September 30, 2010 (2009 - $Nil).

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Contractual Commitments

As of September 30, 2010, the Company had no commitments.

Capital Stock

At September 30, 2010, the Company had unlimited authorized common shares without par value. As at September 30, 2010, an aggregate of 13,705,604 common shares were issued and outstanding. As at October 29, 2010, 13,705,604 common shares were issued and outstanding.

	Number of Common Shares	Amount of Common Shares	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)
Balance as at December 31, 2008	4,184,604	$12,298,254	$1,319,921	$554,690	$ -	$(13,203,539)
Private placement	4,612,000	210,631	-	169,859	-	-
Share issue costs	-	(7,892)	-	-	-	-
Warrant issue costs	-	-	-	(6,364)	-	-
Expiration of warrants	-	-	410,768	(410,768)	-	-
Shares returned to treasury	(1,000)	(110)	-	-	-	-
Net unrealized gain (loss) on available-for-sale marketable securities	-	-	-	-	(800)	-
Net loss	-	-	-	-	-	(1,631,952)
Balance as at December 31, 2009	8,795,604	$12,500,883	$1,730,689	$307,417	$(800)	$(14,835,491)
Private placement	4,700,000	249,840	-	361,160	-	-
Share issue costs	-	(959)	-	-	-	-
Warrants exercised	210,000	31,203	-	(8,103)	-	-
Warrants expired	-	-	14,222	(14,222)	-	-
Stock-based compensation	-	-	80,351	-	-	-
Realized loss on available-for-sale marketable securities	-	-	-	-	800	-
Net loss	-	-	-	-	-	(376,955)
Balance as at September 30, 2010	13,705,604	$12,780,966	$1,855,262	$646,253	$ -	$(15,212,446)

The Company had the following warrants outstanding as at October 29, 2010:

Number of Warrants Outstanding	Exercise Price (CAD$)	Expiry Date
4,402,000	0.11	July 9, 2011
4,700,000	0.18	January 25, 2012
9,102,000		

The following summarizes information about the stock options outstanding as at October 29, 2010:

Number of Shares Outstanding	Exercise Price (CAD$)	Expiry Date
400,000	0.13	March 11, 2015
400,000		

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Parties Transactions

(a)   The former President of the Company provided his services on a full-time basis under a contract with a private company controlled by the former President for an annual fee of $87,500. During the nine months ended September 30, 2010, the Company paid fees of $nil (2009 - $65,625) to the President. The contract also provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

On December 18, 2009 the Company terminated his contract. The termination payment of $131,250 was paid during the nine months ended September 30, 2010.

(b)   During the nine months ended September 30, 2010 the Company paid consulting fees in the amount of $Nil (2009 - $35,000) to a company controlled by a former director of the Company.

(c)   During the nine months ended September 30, 2010 the Company paid consulting fees in the amount of $20,000 (2009 - $Nil) to a company controlled by a former officer and director of the Company.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2009. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Stock-based Compensation
Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The estimated fair value of awards of stock-based compensation is charged to expense over the period that it is earned, with offsetting amounts to contributed surplus. If the stock-based compensation is for past services, it is expensed immediately. If the stock-based compensation is forfeited, no amounts are charged to expense. If stock options are exercised then the fair value of the options is re-classed from contributed surplus to share capital.

Mineral Property Interests

Exploration expenditures are charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then costs are written off, or if its carrying value has been impaired, the costs are written down to fair value.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements. Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

The Company accounts for foreign value added taxes paid as part of exploration expense. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a recovery in exploration expense.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, *Business Combinations*, Section 1601, *Consolidations*, and Section 1602, *Non-controlling Interests*. These sections replace the former CICA Handbook Section 1581, *Business Combinations* and Section 1600, *Consolidated Financial Statements* and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, *Business Combinations* (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.

It is equivalent to the corresponding provisions of IFRS International Accounting Standards ("IAS") 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. At this time the Company does not anticipate these sections prior to the adoption of IFRS and therefore does not expect any impact to the consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the CICA announced that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. This includes a requirement to present comparative financial information in accordance with IFRS for 2010. Accordingly, our first interim consolidated financial statements will be presented in accordance with IFRS for the three months ending March 31, 2011 with 2010 comparative results.

The Company has completed a preliminary review of the Canadian equivalents to IFRS. At this stage of the transition, no areas have been identified that may have an impact on the financial statements of the Company. As at September 30, 2010 the Company has adopted its IFRS changeover plan and management has completed an IFRS diagnostic and has quantified and analyzed differences between Canadian GAAP and IFRS as part of its first phase of transition. The remaining phases: development and implementation, and post-implementation and review will be completed during the remainder of 2010. We note that Canadian GAAP to IFRS may be amended prior to adoption.

Management has considered the differences between Canadian GAAP and IFRS and to date has identified that there are likely no material differences to the majority of line items appearing in the Company's balance sheet and income statement from what it has recorded under Canadian GAAP.

The specific areas where no applicable differences in recognition and measurement have been identified between IFRS and Canadian GAAP are cash, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities.

Certain relevant accounting differences between Canadian GAAP and IFRS and the possible impacts on the consolidated financial statements of the Company are described below:

Financial Statement Component	IFRS	Canadian GAAP	Possible Impact
Exploration Expenditures and Development Costs	An entity shall determine a policy specifying which expenditures are recognized as exploration and evaluation assets and apply the policy consistently. In making this determination, an entity considers the degree to which the expenditure can be associated with finding specific mineral resources. Exploration Expenditures shall be recognized at cost. The Company can elect to measure exploration and evaluation assets using either cost model or the revaluation model.	Exploration costs related to mining properties may initially be capitalized if an enterprise considers that such costs have the characteristics of property, plant and equipment and that capitalization is appropriate to its circumstances. Exploration and evaluation assets are measured at cost. Canadian GAAP does not allow for the revaluation of exploration and evaluation assets other than during a business combination.	No impact. Continue with existing policy under IFRS 6.
Foreign Currency Translation	Defines functional currency as the currency of the primary economic environment in which the entity operates. Foreign currency translation methods are based on the functional currency concept.	Does not directly define functional currency. Foreign currency translation is based on the concept of integrated and self-sustaining foreign operations.	No impact expected at this time.
Impairment of Non-Current Assets	Assess at each reporting date whether there is any indication that an asset (other than goodwill and intangible assets with indefinite lives) may be impaired. Impairment loss recognition is a one-step process based on discounted cash flows. Impairment losses are recognized when the carrying value exceeds the recoverable amount, which is the higher of (a) value in use and (b) fair value less costs to sell. An impairment loss recognized in prior periods for an asset shall be reversed if, and only if, there has been a change in the estimates used to determine the	A long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment testing is based on a two-step test. Once an impairment loss is identified on an undiscounted cash flow basis (step 1), the impairment loss is measured as the amount by which the carrying value exceeds fair value (step 2). An impairment loss relating to long-lived assets should not be reversed even if the fair value subsequently increases	No impact expected at this time.

	asset's recoverable amount since the last impairment loss was recognized.		
Share-Based Payments	For graded-vesting features, IFRS requires each instalment to be treated as a separate share option grant, because each instalment has a different vesting period, and hence the fair value of each instalment will differ. Requires that forfeitures be estimated at the time of grant to eliminate distortion of remuneration expense recognized during the vesting period. The estimate should be revised if subsequent information indicates that actual forfeitures are likely to differ from previous estimates.	Allows the option to use the straight-line method or the attribution method to account for graded-vesting features. Permits companies to either estimate the forfeitures at time of grant date or record the entire expense as if all its stock option grants vest and then record forfeitures as they occur	No impact expected at this time.

Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

The Company's marketable securities are classified as available for sale and fair value is determined using bid prices at the balance sheet date with any temporary unrealized gains or losses recognized in other comprehensive income.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents in term deposits with financial institutions that operate globally. Also, as the majority of its receivables are with the government of Canada in the form of sales tax, the credit risk is minimal. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares and warrants to fund exploration programs and may require doing so again in the future.

Market risk

   a. *Currency risk*

Financial instruments that impact the Company's net earnings or other comprehensive income due to currency fluctuations include: US dollars; Argentine Pesos; all denominated in cash and cash equivalents, accounts receivable and accounts payable. The sensitivity of the Company's net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar and Argentine Peso is summarized in the table below:

| | September 30, 2010 | | | |
	10% Increase in the Argentine Peso	10% Decrease in the Argentine Peso	10% Increase in the US Dollar	10% Decrease in the US Dollar
Increase (decrease) in net earnings	$2,712	$(2,712)	$54	$(54)
Increase (decrease) in other comprehensive (loss) income	-	-	-	-
Comprehensive (loss) income	$2,712	$(2,712)	$54	$(54)

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at variable rates. The fair value of cash and cash equivalents approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

(c) Capital Management

The Company's objectives of capital management are intended to safeguard the entity's ability to support the Company's normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company's assets.

To effectively manage the entity's capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

Risk Factors and Uncertainties

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. A number of the risks and uncertainties are discussed below:

History of losses: The Company has historically incurred losses as evidenced by its audited consolidated financial statements for the years ended December 31, 2009 and 2008. The Company has financed its operations principally through the sale of its equity securities. The Company does not anticipate that it will earn any revenue from its operations until its properties are placed into production, if ever. If the Company is unable to place its properties into production, the Company may never realize revenues from operations, will continue to incur losses and you may lose the value of your investment.

Joint ventures and other partnerships: The Company may seek joint venture partners to provide funding for further work on any or all of its other properties. Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture. Any investments, strategic alliances or related efforts are accompanied by risks such as:

1. the difficulty of identifying appropriate joint venture partners or opportunities;
2. the time the Company's senior management must spend negotiating agreements, and monitoring joint venture activities;
3. the possibility that the Company may not be able to reach agreement on definitive agreements, with potential joint venture partners;
4. potential regulatory issues applicable to the mineral exploration business;
5. the investment of the Company's capital or properties and the loss of control over the return of the Company's capital or assets;
6. the inability of management to capitalize on the growth opportunities presented by joint ventures; and
7. the insolvency of any joint venture partner.

There are no assurances that the Company would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

Unexpected delays: The Company's minerals business will be subject to the risk of unanticipated delays including permitting its contemplated projects. Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents. In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

Potential conflicts of interest: Several of the Company's directors are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest.

Competition with larger, better capitalized competitors: The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company's revenues, operations and financial condition could be materially adversely affected.

The Company does not intend to pay dividends: The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor's return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company's property has exposure to predominantly gold, silver and copper. The prices of these metals, especially gold, silver and copper, greatly affect the value of the Company and the potential value of its property and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in the United States and is currently being reviewed worldwide. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's potential projects and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Credit Risk: Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash. The Company's limits its exposure to credit loss by placing its cash with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company's cash is invested in bank accounts.

Interest Risk: The Company's bank accounts earn interest income at variable rates. The fair value of cash and cash equivalents approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Cautionary Note to US Readers

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BCSC"). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as "inferred" or "indicated" which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to US Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but not recognized by the SEC. This report may use the term "inferred resources". USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. USA investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

On November 23, 2007, the British Columbia Securities Commission exempted Venture Issuers from the requirement to certify disclosure controls and procedures, as well as, Internal Controls over Financial Reporting as of December 31, 2007, and thereafter. The Company is a Venture Issuer; therefore it files the venture issuer basic certificates. The Company makes no assessment relating to establishment and maintenance of disclosure controls and procedures as defined under National Instrument 52-109 as at September 30, 2010.

Additional Information

Additional information relating to the Company, including news releases, financial statements and prior MD&A filings, is available on SEDAR at www.sedar.com.

The Company maintains a website at www.pantheraexploration.com, and has not entered into any agreements with any investor relations firms.